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As filed with the Securities and Exchange Commission on September 24, 2004.

Registration No. 333-116384

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Theravance, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	94-3265960 (I.R.S. Employer Identification Number)

901 Gateway Boulevard
South San Francisco, California 94080
(650) 808-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Rick E Winningham
Chief Executive Officer
901 Gateway Boulevard
South San Francisco, California 94080
(650) 808-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert V. Gunderson, Jr., Esq.
Jay K. Hachigian, Esq.
David T. Young, Esq.
John F. Dietz, Esq.
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
155 Constitution Drive
Menlo Park, CA 94025
(650) 321-2400	Alan F. Denenberg, Esq. Martin A. Wellington, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

                If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    / /

                If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    / /

                If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    / /

                If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    / /

                If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    / /

                The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated September 24, 2004

PROSPECTUS

5,200,000 Shares

Common Stock

              This is our initial public offering of shares of our common stock. We are offering 5,200,000 shares. We expect the initial public offering price to be between $13.00 and $15.00 per share.

              Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol "THRX."

              Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 6 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

              The underwriters may also purchase up to an additional 780,000 shares of common stock from us at the public offering price, less the underwriting discounts, within 30 days from the date of this prospectus to cover overallotments.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about                        , 2004.

Merrill Lynch & Co.	Lehman Brothers
Credit Suisse First Boston	Thomas Weisel Partners LLC

The date of this prospectus is                        , 2004.

              You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

              For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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PROSPECTUS SUMMARY

              This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the "Risk Factors" section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

Theravance, Inc.

Our Company

              We are a biopharmaceutical company with a pipeline of product candidates that we discovered and expect to develop in collaboration with partners or on our own. In approximately seven years of operation, four product candidates discovered by us have advanced into clinical trials, one of which is currently in Phase 3 and one of which is currently in Phase 2. Further, we have seven additional product candidates discovered by us in preclinical studies. We are focused on the discovery, development and commercialization of small molecule medicines for unmet medical needs across a number of therapeutic areas including respiratory disease, bacterial infections, overactive bladder and gastrointestinal disorders. None of our products have been approved for marketing and sale to patients and we have not received any product revenue to date.

              Our strategy focuses on the discovery, development and commercialization of medicines with superior efficacy, convenience, tolerability and/or safety. By primarily focusing on biological targets that have been either clinically validated by existing medicines or by potential medicines in late-stage clinical trials, we can leverage years of available knowledge regarding a target's activity and the animal models used to test potential medicines against such targets. We move a product candidate into development after it demonstrates superiority to such medicines or drugs in animal models that we believe correlate to human clinical experience. This strategy is designed to reduce technical risk and increase productivity. We believe that we can enhance the probability of successfully developing and commercializing medicines by identifying at least two structurally different product candidates, whenever practicable, for development in each therapeutic program.

Our Relationship with GlaxoSmithKline

              2002 Collaboration.    In November 2002, we entered into a long-acting beta2 agonist (LABA) collaboration agreement with GlaxoSmithKline (GSK) to develop and commercialize product candidates for the treatment of asthma and chronic obstructive pulmonary disease (COPD). LABAs are medicines that work by relaxing the muscles that line the airways, allowing the airways to expand and leading to relief and/or prevention of many of the symptoms of asthma and COPD. These LABA product candidates are intended to be administered via inhalation once-daily both as a single new medicine and as part of a new combination medicine with an inhaled corticosteroid. Under the terms of the collaboration with GSK, each company contributed four LABA product candidates to the collaboration. GSK is responsible for all development and commercialization costs associated with these eight product candidates and will pay us based upon our product candidates reaching clinical, regulatory and commercial milestones. We will make regulatory and commercial milestone payments to GSK if GSK files for regulatory approval and launches a medicine containing a LABA product candidate discovered by GSK. In addition, we will receive the same royalty rate on product sales of medicines from the collaboration regardless of whether the product candidate originated with us or with GSK. The royalty structure would result in an average percentage royalty rate in the low to mid-teens at annual net sales up to approximately $4 billion, and the average royalty rate would decline to single digits at annual net sales of more than $6 billion. Sales of single agent LABA medicines and combination LABA/inhaled corticosteroid medicines would be combined for the purposes of this royalty calculation.

              2004 Strategic Alliance.    In March 2004, we entered into a strategic alliance with GSK whereby GSK received an option to license product candidates from all of our other current and future drug discovery and development programs initiated prior to September 1, 2007, on pre-determined terms and on an exclusive, worldwide basis. If GSK exercises its option to license any of our programs, we will receive an upfront payment, additional payments if future milestones are achieved and royalties on any future sale of medicines developed from these programs. In addition, GSK would fund all of the development and commercialization costs for product candidates in such programs. Consistent with our strategy, we will be obligated at our sole cost to discover two structurally different product candidates for certain programs that GSK opts in to. In August 2004, GSK exercised its right to opt in to our long-acting muscarinic antagonist program for the treatment of COPD and informed us of its decision not to opt in to our bacterial infections program, in each case pursuant to the terms of the strategic alliance.

              GSK currently owns all of our Class A common stock, which represents approximately 19.7% of our outstanding stock before the offering. GSK's ownership of our stock could increase to approximately 60% through the issuance by us to GSK of the number of shares of our common stock that we may be required to redeem from our stockholders as described below. In July 2007, GSK has the right to require us to redeem, and upon notice of such redemption, each stockholder (including GSK, to the extent GSK holds common stock) will automatically be deemed to have submitted for redemption, 50% of our common stock held by such stockholder at $54.25 per share. This right is referred to in this prospectus as the "call." If GSK does not exercise this right, then in August 2007, each of our stockholders (including GSK, to the extent GSK holds common stock) has the right to require us to redeem up to 50% of their common stock at $19.375 per share. This right is referred to in this prospectus as the "put." In either case, GSK is contractually obligated to pay to us the funds necessary for us to redeem the shares of common stock from our stockholders; however, GSK's maximum obligation for the shares subject to the put is capped at $525 million. We are under no obligation to effect the call or the put until we receive such funds from GSK. Alternatively, if our stockholders exercise the put, GSK may choose to purchase the shares of common stock put directly from our stockholders. If GSK's ownership of our stock increases to more than 50% as a result of the call or the put, GSK will receive an extension of its exclusive option to our programs initiated prior to September 1, 2012; otherwise, this exclusive option does not apply to programs initiated after September 1, 2007.

Our Programs

              We currently have seven programs focused on discovering and developing new medicines. Three of these programs have product candidates in Phase 1, Phase 2 or Phase 3 clinical trials:

              Asthma and COPD: Long-Acting Beta2 Agonists (LABA).    We and GSK each have contributed four product candidates to our LABA collaboration. Of the pool of eight candidates, five are in clinical trials, two completed Phase 2a clinical trials in the fourth quarter of 2003, one completed a Phase 1 clinical trial in the fourth quarter of 2003 and two are in Phase 1 clinical trials. The current lead product candidate, GSK 159797, which was discovered by us, and a product candidate discovered by GSK are undergoing further safety and efficacy studies necessary before commencing Phase 2b clinical trials. According to IMS Health, the market for inhaled products containing long-acting beta2 agonists in the United States, Japan and Europe was approximately $4.5 billion in 2003.

              Bacterial Infections.    Our lead antibiotic product candidate, telavancin, is a rapidly bactericidal, injectable antibiotic. In January 2004, we completed a Phase 2 clinical trial in complicated skin and soft tissue infections comparing the clinical results of telavancin with current standard antibiotic therapy. In addition to continuing Phase 2 clinical trials, we initiated a Phase 3 clinical trial in complicated skin and soft tissue infections in September of 2004 and currently plan to begin a Phase 3 clinical trial in hospital acquired pneumonia by the end of 2004. The primary market that we are targeting represents, according to IMS Health and AMR, Inc., approximately 32 million patient treatment days with antibiotics effective against infections caused by drug-resistant Gram-positive bacteria. According to IMS Health, from 1998 to 2003, treatment days in this category grew at a rate of 12% annually and worldwide sales in this category totaled $730 million in 2003. Vancomycin, a generic medicine, leads this portion of the injectible antibiotic market with annual worldwide sales of approximately $370 million.

              Overactive Bladder (OAB).    Our lead product candidate for OAB is TD-6301. We initiated the first Phase 1 clinical trial of TD-6301 in December 2003. We plan to initiate additional Phase 1 clinical trials in 2004. According to IMS Health, the market for medicines to treat OAB in the United States, Japan and Europe was approximately $1.5 billion in 2003.

              Other Programs.    In addition, we have three other programs in preclinical studies in the areas of asthma and COPD (including our long-acting muscarinic antagonist program that GSK has exercised its opt-in right to under the strategic alliance), gastrointestinal disease and anesthesia. The seventh program, in the areas of asthma and COPD, is in the lead-optimization stage.

Our Strategy

              Our objective is to discover, develop and commercialize new medicines with superior efficacy, convenience, tolerability and/or safety. The key elements of our strategy are to:

              Apply our expertise in multivalency primarily to validated targets to efficiently discover and develop superior medicines in large markets.    Our drug discovery efforts are based on our expertise in multivalency. Multivalency involves the simultaneous attachment of a single molecule to multiple binding sites on one or more biological targets. We believe that by applying our expertise in multivalency we can discover medicines that will be superior to many market-leading medicines by substantially improving potency, duration of action and/or selectivity.

              Identify two structurally different product candidates in each therapeutic program whenever practicable.    We believe that we can increase the likelihood of successfully bringing superior medicines to market by identifying two structurally different product candidates for development, whenever practicable.

              Partner with global pharmaceutical companies to accelerate development and commercialization of our product candidates.    Our strategy is to seek collaborations with leading global pharmaceutical companies, such as GSK, to accelerate development and commercialization of our product candidate pipeline at the strategically appropriate time.

              Leverage the extensive experience of our people.    We have an experienced senior management team with many years of experience discovering, developing and commercializing new medicines with companies such as Bristol-Myers Squibb Company, Merck & Co., Genentech, Inc., Millennium Pharmaceuticals, Inc., Pfizer Inc and GSK.

              Improve, expand and protect our technical capabilities.    We have created a substantial body of know-how and trade secrets in the application of our multivalency approach to drug discovery. We expect to continue to make substantial investments in multivalency and other technologies to maintain what we believe are our competitive advantages in drug discovery.

Private Share Sale to GSK

              Concurrently with the closing of this offering, we expect GSK to purchase from us in a private sale 366,768 shares of our Class A common stock at a price per share equal to the initial public offering price. Assuming an initial public offering price of $14.00 per share, GSK will pay approximately $5.1 million for these shares.

Company Information

              We were incorporated on November 19, 1996 under the name Advanced Medicine, Inc. In April 2002, we changed our name to Theravance, Inc. Unless the context otherwise requires, any reference to "Theravance," "we," "our" and "us" in this prospectus refers to Theravance, Inc., a Delaware corporation, and its subsidiary. Our principal executive offices are located at 901 Gateway Boulevard, South San Francisco, California 94080, and our telephone number is (650) 808-6000. Theravance and the Theravance logo are registered trademarks of Theravance, Inc. Trademarks, tradenames or service marks of other companies appearing in this prospectus are the property of their respective owners.

THE OFFERING

Common stock we are offering	5,200,000 shares
Common stock to be outstanding after this offering	41,658,986 shares
Class A common stock to be outstanding after this offering	9,334,509 shares
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $65.3 million at an assumed initial public offering price of $14.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses. We expect to use the net proceeds of this offering to fund our Phase 3 clinical trials for telavancin. See "Use of Proceeds."
Proposed Nasdaq National Market symbol	THRX

              The number of shares of common stock to be outstanding after the offering is based on 36,458,986 shares of common stock outstanding as of June 30, 2004. The number of shares of Class A common stock to be outstanding after the offering is based on 8,967,741 shares of Class A common stock outstanding as of June 30, 2004 and 366,768 shares of Class A common stock that we expect to issue to GSK in a concurrent private sale upon the closing of this offering. GSK owns all of our outstanding Class A common stock. Our Class A common stock has rights and obligations substantially the same as our common stock except that (i) our Class A common stock is not subject to the call and the put, and (ii) depending on GSK's ownership of our Class A common stock, the Class A common stock has the right to designate up to one-third of the members of our board of directors and up to one-half of the independent members of our board of directors. See "Description of Capital Stock—Common Stock Call and Put Arrangements with GSK—Voting Rights for the Election of Directors/Board of Directors Composition."

              The number of shares of common stock and Class A common stock to be outstanding after this offering does not take into account:

  •
  8,692,642 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2004 with a weighted average exercise price of $7.17 per share;

  •
  64,908 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2004 with a weighted average exercise price of $9.13 per share; and

  •
  an additional 735,357 shares reserved as of June 30, 2004 for future stock option grants and purchases under our equity compensation plans. See "Management—Equity Benefit Plans" and note 12 of the notes to our consolidated financial statements.

In addition, except where we state otherwise, the information we present in this prospectus reflects:

  •
  the adoption of our restated certificate of incorporation and restated bylaws to be effective upon the completion of this offering;

  •
  no exercise of the underwriters' overallotment option; and

  •
  a one for 1.55 reverse stock split of our outstanding common stock and Class A common stock, effective immediately prior to this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

              The following tables present our summary consolidated statements of operations data for our fiscal years 2001 through 2003 and the six months ended June 30, 2003 and 2004, and our summary consolidated balance sheet data as of June 30, 2004. You should read this information in conjunction with our consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The summary consolidated balance sheet data is presented on an actual basis and as adjusted to reflect the sale of 5,200,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses, and our expected sale of 366,768 shares of Class A common stock to GSK at a per share purchase price equal to the assumed initial public offering price.

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
	(in thousands, except per share amounts)
				(unaudited)
Consolidated Statements of Operations Data
Revenue from related party	$—	$156	$3,605	$1,332	$3,563
Operating expenses:
Research and development(1)	53,773	66,481	61,704	27,573	39,284
General and administrative	10,506	11,817	12,153	6,330	12,704
Stock-based compensation(2)	10,134	4,941	2,214	892	3,867

Total operating expenses	74,413	83,239	76,071	34,795	55,855

Loss from operations	(74,413)	(83,083)	(72,466)	(33,463)	(52,292)
Interest and other income	11,530	4,990	3,373	1,799	1,520
Interest and other expense	(1,962)	(1,134)	(1,490)	(655)	(423)

Net loss	$(64,845)	$(79,227)	$(70,583)	$(32,319)	$(51,195)

Basic and diluted net loss per share(3)	$(11.73)	$(12.50)	$(10.37)	$(4.85)	$(2.92)

Shares used in per share calculations(3)	5,526	6,336	6,809	6,661	17,543

(1)	Research and development expenses in 2001 include a charge of $650,000 for an impairment of intangible assets acquired in 1999.
(2)	Stock-based compensation, consisting of amortization of deferred stock-based compensation and the value of options issued to non-employees for services rendered, is allocated as follows:
Research and development	$6,574	$3,398	$1,300	$414	$1,784
General and administrative	3,560	1,543	914	478	2,083

Total non-cash stock-based compensation	$10,134	$4,941	$2,214	$892	$3,867

(3)	Share and per share amounts for all periods reflect the effect of a one for 1.55 reverse stock split, which will be effected immediately prior to this offering; and, for the six months ended June 30, 2004, the conversion of all of our outstanding preferred stock into common stock as of May 11, 2004.
	As of June 30, 2004
	Actual	As Adjusted
	(unaudited)
Consolidated Balance Sheet Data
Cash, cash equivalents and marketable securities	$188,010	$258,449
Working capital	162,008	232,447
Total assets	219,001	289,440
Long-term liabilities	62,056	62,056
Accumulated deficit	(417,145)	(417,145)
Total stockholders' equity (deficit)	127,297	197,736

RISK FACTORS

              Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and future prospects would likely be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to our Business

If our product candidates are determined to be unsafe or ineffective in humans, we will not receive product revenue.

              We are in the early stages of drug discovery and development and have never commercialized any of our product candidates. As a result, we are uncertain whether any of our compounds or product candidates will prove effective and safe in humans or meet applicable regulatory standards. In addition, our approach to applying our expertise in multivalency to drug discovery is unproven and may not result in the creation of successful medicines. All of our compounds and product candidates are in an early stage of development and their risk of failure is high. To date, the data supporting our drug discovery and development programs is derived solely from laboratory and preclinical studies and limited clinical trials. Our most advanced product candidate, telavancin, is currently in Phase 2 clinical trials in the United States, Europe and South Africa and a Phase 3 clinical trial in the United States. In addition, with the exception of telavancin, our product candidate TD-6301 and a number of product candidates that are part of our collaboration with GSK, all of our other compounds remain in the lead identification, lead optimization and preclinical testing stages. It is impossible to predict when or if any of our compounds and product candidates will prove effective or safe in humans or will receive regulatory approval. If we are unable to discover and develop medicines that are effective and safe in humans, we will not receive product revenue.

If the product candidates that we develop on our own or through collaborative partners are not approved by regulatory agencies, including the Food and Drug Administration, we will be unable to commercialize them.

              The Food and Drug Administration (FDA) must approve any new medicine before it can be marketed and sold in the United States. We must provide the FDA and similar foreign regulatory authorities with data from preclinical studies and clinical trials that demonstrate that our product candidates are safe and effective for a defined indication before they can be approved for commercial distribution. We will not obtain this approval for a product candidate unless and until the FDA approves a New Drug Application (NDA). In order to market our medicines in the European Union and other foreign jurisdictions, we must obtain separate regulatory approvals in each country. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We have not yet filed an NDA with the FDA or made a comparable filing in any foreign country for any of our product candidates.

              Clinical trials involving our product candidates may reveal that those candidates are ineffective, are unacceptably toxic or have other unacceptable side effects. In addition, the results of preclinical studies do not necessarily predict clinical success, and larger and later-stage clinical trials may not produce the same results as earlier-stage clinical trials. Frequently, product candidates that have shown promising results in early preclinical studies or clinical trials have subsequently suffered significant setbacks or failed in later clinical trials. In addition, clinical trials of potential products often reveal that it is not possible or practical to continue development efforts for these product candidates. If our clinical trials are substantially delayed or fail to prove the safety and effectiveness of our product candidates, we may not receive regulatory approval of any of our product candidates and our business and financial condition will be materially harmed.

Any failure or delay in commencing or completing clinical trials for our product candidates could severely harm our business.

              Each of our product candidates must undergo extensive preclinical studies and clinical trials as a condition to regulatory approval. Preclinical studies and clinical trials are expensive and take many years to complete. To date we have not completed the clinical trials of any product candidate. The commencement and completion of clinical trials for our product candidates may be delayed by many factors, including:

  •
  our inability or the inability of our collaborators or licensees to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials;

  •
  delays in patient enrollment, which we have experienced in the past, and variability in the number and types of patients available for clinical trials;

  •
  difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

  •
  poor effectiveness of product candidates during clinical trials;

  •
  unforeseen safety issues or side effects;

  •
  governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; and

  •
  varying interpretation of data by the FDA and similar foreign regulatory agencies.

              It is possible that none of our product candidates will complete clinical trials in any of the markets in which we, our collaborators or licensees intend to sell those product candidates. Accordingly, we, our collaborators or licensees may not receive the regulatory approvals needed to market our product candidates. Any failure or delay in commencing or completing clinical trials or obtaining regulatory approvals for our product candidates would delay commercialization of our product candidates and severely harm our business and financial condition.

Even if our product candidates receive regulatory approval, commercialization of such products may be adversely affected by regulatory actions.

              Even if we receive regulatory approval, this approval may include limitations on the indicated uses for which we can market our medicines. Further, if we obtain regulatory approval, a marketed medicine and its manufacturer are subject to continual review, including review and approval of the manufacturing facilities. Discovery of previously unknown problems with a medicine may result in restrictions on its permissible uses, or on the manufacturer, including withdrawal of the medicine from the market. Although we currently have no reason to believe that we will need to terminate any ongoing clinical trials because of these factors, any failure to maintain regulatory approval will limit our ability to commercialize our product candidates, which would materially and adversely affect our business and financial condition.

We have incurred operating losses in each year since our inception and expect to continue to incur substantial and increasing losses for the foreseeable future.

              We have been engaged in discovering and developing compounds and product candidates since mid-1997. We have not generated any product sales revenue to date. We may never generate revenue from selling medicines or achieve profitability. As of June 30, 2004, we had an accumulated deficit of

$417 million, of which $323 million represents research and development expenses. We expect our research and development expenses to continue to increase as we continue to expand our development programs. As a result, we expect to continue to incur substantial and increasing losses for the foreseeable future. We are uncertain when or if we will be able to achieve or sustain profitability. Failure to become and remain profitable would adversely affect the price of our common stock and our ability to raise capital and continue operations.

If we fail to obtain the capital necessary to fund our operations, we may be unable to develop our products and we could be forced to share our rights to commercialize our product candidates with third parties on terms that may not be favorable to us.

              We need large amounts of capital to support our research and development efforts. If we are unable to secure capital to fund our operations we will not be able to continue our discovery and development efforts and we might have to enter into strategic collaborations that could require us to share commercial rights to our medicines to a greater extent than we currently intend. Based on our current operating plans, we believe that the proceeds from this offering, together with our cash and cash equivalents and marketable securities, will be sufficient to meet our anticipated operating needs for at least the next eighteen months. We expect to require additional capital after that period.

              In addition, if GSK files for regulatory approval and launches a medicine containing a LABA product candidate discovered by GSK, we would be required to pay GSK milestone payments of up to an aggregate of $220.0 million under our LABA collaboration. We may also need to raise additional funds if we choose to expand more rapidly than we presently anticipate. We may seek to sell additional equity or debt securities, or both, or incur other indebtedness. The sale of additional equity or debt securities, if convertible, could result in the issuance of additional shares of our capital stock and could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, our ability to raise debt and equity financing is constrained by our alliance with GSK and we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing research and development efforts. This could harm our business, prospects and financial condition and cause the price of our common stock to fall.

If GSK does not satisfy its obligations under our agreements with them, we will be unable to develop our partnered product candidates as planned.

              We entered into a collaboration agreement with GSK in November 2002 and a strategic alliance agreement with GSK in March 2004. In connection with the these agreements, we have granted to GSK certain rights regarding the use of our patents and technology with respect to compounds in our development programs, including development and marketing rights. In connection with our strategic alliance agreement, upon exercise of its rights with respect to a particular development program, GSK will have full responsibility for development and commercialization of any product candidates in that program. Any future milestone payments or royalties to us from these programs will depend on the extent to which GSK advances the product candidate through development and commercial launch.

              We cannot assure you that GSK will fulfill its obligations under these agreements. If GSK fails to fulfill its obligations under these agreements, we may be unable to assume the development of the products covered by the agreements or enter into alternative arrangements with a third party. In addition, with the exception of product candidates in our LABA collaboration, GSK is not restricted from developing its own product candidates that compete with those licensed from us. If GSK elected to advance its own product candidates in preference to those licensed from us, future payments to us could be curtailed and our business and financial condition would be materially and adversely affected. Accordingly, our ability to receive any revenue from the product candidates covered by these agreements is dependent on the efforts of GSK. We could also become involved in disputes with GSK, which could lead to delays in or termination of our development and commercialization programs and time-consuming and expensive litigation or arbitration. If GSK terminates or breaches its agreements with us, or otherwise fails to complete its obligations in a timely manner, the chances of successfully developing or commercializing our product candidates would be materially and adversely affected.

              In addition, while our alliance with GSK sets forth pre-agreed upfront payments, development obligations, milestone payments and royalty rates under which GSK may obtain exclusive rights to develop and commercialize our product candidates, GSK may in the future seek to negotiate more favorable terms on a project-by-project basis. To date, GSK has only opted into our long-acting muscarinic antagonist (LAMA) program. There can be no assurance that GSK will opt in to any other development program under the terms of the alliance agreement, or at all. GSK's failure to opt in to our development programs could adversely affect the perceived prospects of the product candidates that are the subject of these development programs, which could negatively affect our ability to enter into collaborations for these product candidates with third parties and the price of our common stock.

Our relationship with GSK may have a negative effect on our ability to enter into relationships with third parties.

              GSK will own approximately 18.3% of our outstanding capital stock after the completion of this offering, assuming its concurrent purchase of 366,768 shares of Class A common stock upon the closing of this offering, and will have the right to acquire up to approximately 60% of our common stock through the exercise of its call right. Other than telavancin, which GSK has not opted in to under the strategic alliance, GSK also has the right to license exclusive development and commercialization rights to our product candidates arising from all of our current and future drug discovery and development programs initiated prior to September 1, 2007. This right will extend to our programs intiated prior to September 1, 2012 if GSK owns more than 50% of our common stock due to exercise of the call right or the put right. Pharmaceutical companies (other than GSK) that may be interested in developing products with us are likely to be less inclined to do so because of our relationship with GSK, or because of the perception that development programs that GSK does not opt in to pursuant to our alliance agreement are not promising programs. In addition, because GSK may in many cases opt in to our development programs at any time prior to successful completion of a Phase 2 proof-of-concept trial, as it has for our LAMA program, we may be unable to collaborate with other partners with respect to these programs until we have expended substantial resources to advance them through clinical trials. Given the restrictions on our ability to raise capital provided for in our agreements with GSK, we may not have sufficient funds to pursue such projects in the event GSK does not opt in at an early stage. If our ability to work with present or future strategic partners, collaborators or consultants is adversely affected as a result of our strategic alliance with GSK, our business prospects may be limited and our financial condition may be adversely affected.

If we are unable to enter into future collaboration arrangements or if any such collaborations with third parties are unsuccessful, our profitability may be delayed or reduced.

              Although GSK has opted in to our LAMA program, GSK has not opted in to our bacterial infections program and may not opt in to any of our other programs. As a result, we may be required to enter into collaborations with other third parties regarding our bacterial infections program or other programs whereby we have to relinquish material rights, including revenue from commercialization of our medicines on terms that are less attractive than our current arrangements with GSK. Furthermore, our ability to raise additional capital to fund our drug discovery and development efforts is greatly limited as a result of our agreements with GSK. In addition, we may not be able to control the amount of time and resources that our collaborative partners devote to our product candidates and our partners may choose to pursue alternative products. Moreover, these collaboration arrangements are complex and time-consuming to negotiate. If we are unable to reach agreements with third-party collaborators, we may fail to meet our business objectives. We face significant competition in seeking third-party collaborators and may be unable to find third parties to pursue strategic collaborations on a timely basis or on acceptable terms. Our inability to successfully collaborate with third parties would increase our development costs and could limit the likelihood of successful commercialization of our product candidates.

We rely on a limited number of manufacturers for our product candidates and our business will be seriously harmed if these manufacturers are not able to satisfy our demand and alternative sources are not available.

              We do not have in-house manufacturing capabilities and depend entirely on a small number of third-party compound manufacturers and active pharmaceutical ingredient formulators. We do not have long-term agreements with any of these third parties and our agreements with these parties are generally terminable at will by either party at any time. If, for any reason, these third parties are unable or unwilling to perform, we may not be able to locate alternative manufacturers or formulators or enter into favorable agreements with them. Any inability to acquire sufficient quantities of our compounds in a timely manner from these third parties could delay clinical trials and prevent us from developing our product candidates in a cost-effective manner or on a timely basis. In addition, manufacturers of our compounds are subject to the FDA's current Good Manufacturing Practices regulations and similar foreign standards and we do not have control over compliance with these regulations by our manufacturers.

              Our manufacturing strategy presents the following additional risks:

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  because of the complex nature of our compounds, our manufacturers may not be able to successfully manufacture our compounds in a cost effective or timely manner;

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  some of the manufacturing processes for our compounds have not been tested in quantities needed for continued clinical trials or commercial sales, and delays in scale-up to commercial quantities could delay clinical trials, regulatory submissions and commercialization of our compounds; and

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  because some of the third-party manufacturers and formulators are located outside of the U.S., there may be difficulties in importing our compounds or their components into the U.S. as a result of, among other things, FDA import inspections, incomplete or inaccurate import documentation or defective packaging.

              We presently do not have sufficient quantities to complete clinical trials of either telavancin, our lead product candidate in our bacterial infections program, or TD-6301, our lead product candidate in our overactive bladder program. In preparation for future clinical trials, we have recently shifted to a new manufacturer of telavancin. If this new manufacturer fails to produce telavancin at acceptable quantity and quality levels, our clinical trials and any commercialization of telavancin may be delayed.

If we lose our relationships with contract research organizations, our drug development efforts could be delayed.

              We are substantially dependent on third-party vendors and clinical research organizations for preclinical studies and clinical trials related to our drug discovery and development efforts. If we lose our relationship with any one or more of these providers, we could experience a significant delay in both identifying another comparable provider and then contracting for its services. We may be unable to retain an alternative provider on reasonable terms, if at all. Even if we locate an alternative provider, it is likely that this provider will need additional time to respond to our needs and may not provide the same type or level of service as the original provider. In addition, any clinical research organization that we retain will be subject to the FDA's regulatory requirements and similar foreign standards and we do not have control over compliance with these regulations by these providers. Consequently, if these practices and standards are not adhered to by these providers, the development and commercialization of our product candidates could be delayed, which could severely harm our business and financial condition.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

              Our ability to succeed in the future depends on our ability to demonstrate and maintain a competitive advantage with respect to our approach to the discovery and development of medicines. Our objective is to discover, develop and commercialize new medicines with superior efficacy, convenience, tolerability and/or safety. Because our strategy is to develop new product candidates for biological targets that have been validated by existing medicines or late stage development drugs, to the extent that we are able to develop medicines, they are likely to compete with existing drugs that have long histories of effective and safe use and with new therapeutic agents. We expect that any medicines that we commercialize with our collaborative partners or on our own will compete with existing, market-leading medicines.

              Many of our potential competitors have substantially greater financial, technical and personnel resources than we have. In addition, many of these competitors have significantly greater commercial infrastructures than we have. Our ability to compete successfully will depend largely on our ability to leverage our experience in drug discovery and development to:

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  discover and develop medicines that are superior to other products in the market;

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  attract qualified scientific, product development and commercial personnel;

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  obtain patent and/or other proprietary protection for our medicines and technologies;

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  obtain required regulatory approvals; and

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  successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new medicines.

              Established pharmaceutical companies may invest heavily to quickly discover and develop novel compounds that could make our product candidates obsolete. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do. We are also aware of other companies that may currently be engaged in the discovery of medicines that will compete with the product candidates that we are developing. In addition, in the markets that we are targeting, we expect to compete against current market-leading medicines.

              Any new medicine that competes with a generic market leading medicine must demonstrate compelling advantages in efficacy, convenience, tolerability and/or safety in order to overcome the severe price competition and be commercially successful. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

              As the principles of multivalency become more widely known, we expect to face increasing competition from companies and other organizations that pursue the same or similar approaches. Novel therapies, such as gene therapy or effective vaccines for infectious diseases, may emerge that will make both conventional and multivalent medicine discovery efforts obsolete or less competitive.

We have no experience selling or distributing products and no internal capability to do so.

              Generally, our strategy is to engage pharmaceutical or other healthcare companies with an existing sales and marketing organization and distribution system to sell, market and distribute our products. We may not be able to establish these sales and distribution relationships on acceptable terms, or at all. If we receive regulatory approval to commence commercial sales of any of our product candidates, other than those subject to our current or future agreements with GSK or pursuant to other strategic partnerships that we may enter into, we will have to establish a sales and marketing organization with appropriate technical expertise and supporting distribution capability. At present, we have no sales personnel and a very limited number of marketing personnel. Factors that may inhibit our efforts to commercialize our products without strategic partners or licensees include:

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  our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

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  the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

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  the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

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  unforeseen costs and expenses associated with creating an independent sales and marketing organization.

              If we are not able to partner with a third party and are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition.

If we lose key scientists or management personnel, or if we fail to recruit additional highly skilled personnel, it will impair our ability to discover, develop and commercialize product candidates.

              We are highly dependent on principal members of our management team and scientific staff, including our Chairman of the Board of Directors, P. Roy Vagelos, our Chief Executive Officer, Rick E Winningham and our Executive Vice President of Research, Patrick P.A. Humphrey. These executives each have significant pharmaceutical industry experience and Dr. Vagelos and Dr. Humphrey are prominent scientists. The loss of Dr. Vagelos, Mr. Winningham or Dr. Humphrey could impair our ability to discover, develop and market new medicines.

              Our scientific team has expertise in many different aspects of drug discovery and development. Our company is located in northern California, which is headquarters to many other pharmaceutical and biopharmaceutical companies and many academic and research institutions. There is currently a shortage of experienced scientists, which is likely to continue, and competition for skilled personnel in our market is very intense. Competition for experienced scientists may limit our ability to hire and retain highly qualified personnel on acceptable terms. In addition, none of our employees have employment commitments for any fixed period of time and could leave our employment at will. If we fail to identify, attract and retain qualified personnel, we may be unable to continue our development and commercialization activities.

Our principal facility is located near known earthquake fault zones, and the occurrence of an earthquake, extremist attack or other catastrophic disaster could cause damage to our facilities and equipment, which could require us to cease or curtail operations.

              Our principal facility is located in the San Francisco Bay Area near known earthquake fault zones and therefore is vulnerable to damage from earthquakes. In October 1989, a major earthquake struck this area and caused significant property damage and a number of fatalities. We are also vulnerable to damage from other types of disasters, including power loss, attacks from extremist organizations, fire, floods, communications failures and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. In addition, the unique nature of our research activities and of much of our equipment could make it difficult for us to recover from this type of disaster. We currently may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions and we do not plan to purchase additional insurance to cover such losses due to the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Risks Related to GSK's Ownership of Our Stock

              The risks described below are related to GSK's ownership of our stock and the call and put features of our common stock described in the section entitled "Description of Capital Stock." Please review and consider these risks carefully in connection with the descriptions of our transactions with GSK described in this prospectus.

GSK's right to become a controlling stockholder of the company and its right to membership on our board of directors may create conflicts of interest, and may inhibit our management's ability to continue to operate our business in the manner in which it is currently being operated.

              GSK will own approximately 18.3% of our outstanding capital stock upon completion of this offering and assuming its concurrent purchase of 366,768 shares of Class A common stock upon the closing of this offering. In addition, GSK has certain rights to maintain its percentage ownership of our capital stock in the future, and in 2007 GSK may exercise its call right to acquire additional shares and thereby increase its ownership up to approximately 60% of our then outstanding capital stock. If GSK exercises this call right, or a sufficient number of our stockholders exercise the put right provided for in our certificate of incorporation, GSK could own a majority of our capital stock. In addition, pursuant to the agreements described in the section entitled "Description of Capital Stock," GSK currently has the right to designate one member to our 12-member board of directors and, depending on GSK's ownership percentage of our capital stock after September 2007, GSK will have the right to nominate up to one-third of the members of our board of directors and up to one-half of the independent members of our board of directors. There are currently no GSK designated directors on our board of directors. GSK's control relationship could give rise to conflicts of interest, including:

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  conflicts between GSK, as our controlling stockholder, and our other stockholders, whose interests may differ with respect to our strategic direction or significant corporate transactions; and

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  conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by GSK, on the other hand.

              Further, pursuant to our certificate of incorporation, we renounce our interest in and waive any claim that a corporate or business opportunity taken by GSK constituted a corporate opportunity of ours unless such corporate or business opportunity is expressly offered to one of our directors who is a director, officer or employee of GSK, primarily in his or her capacity as one of our directors.

              The call and put rights referred to above are described more fully in the section entitled "Description of Capital Stock—Common Stock Call and Put Arrangements with GSK."

GSK's rights under the strategic alliance and governance agreements may deter or prevent efforts by other companies to acquire us, which could prevent our stockholders from realizing a control premium.

              Our governance agreement with GSK requires us to exempt GSK from our stockholder rights plan, affords GSK certain rights to offer to acquire us in the event third parties seek to acquire our stock and contains other provisions that could deter or prevent another company from seeking to acquire us. For example, GSK may offer to acquire 100% of our outstanding stock from stockholders in certain circumstances, such as if we are faced with a hostile acquisition offer or if our board of directors acts in a manner to facilitate a change in control of us with a party other than GSK. In addition, pursuant to our strategic alliance agreement with GSK, GSK has the right to opt in to all of our current and future drug discovery and development programs initiated prior to September 1, 2007 or, if GSK acquires more than 50% of our stock in 2007, prior to September 1, 2012. As a result, we may not have the opportunity to be acquired in a transaction that stockholders might otherwise deem favorable, including transactions in which our stockholders might realize a substantial premium for their shares.

Our governance agreement with GSK limits our ability to raise debt and equity financing, undertake strategic acquisitions or dispositions and take certain other actions, which could significantly constrain and impair our business and operations.

              Our governance agreement with GSK limits the number of shares of capital stock that we may issue and the amount of debt that we may incur. Prior to the termination of the call and put arrangements with GSK in 2007, without the prior written consent of GSK, we may not issue any equity securities if it would cause more than approximately 54.2 million shares of common stock, or securities that are vested and exercisable or convertible into shares of common stock, to be outstanding. After estimating the number of shares we will require for equity incentive plans through the termination of the call and put arrangements, we believe that we may issue up to a total of approximately 10.3 million new shares of capital stock for capital raising purposes, including shares that we issue in connection with this offering. In addition:

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  If, on or immediately after the termination of the call and put arrangements with GSK in 2007, GSK directly or indirectly controls more than 35.1% of our outstanding capital stock, then without the prior written consent of GSK, we may not issue more than an aggregate of approximately 16.1 million shares of our capital stock after September 1, 2007 through August 2012; and

  •
  Prior to the termination of the call and put arrangements with GSK in 2007, we may not borrow money or otherwise incur indebtedness of more than $100.0 million or if such indebtedness would cause our consolidated debt to exceed our cash, cash equivalents and marketable securities.

              These limits on issuing equity and debt could leave us without adequate financial resources to fund our discovery and development efforts in the event that GSK does not opt in to development programs pursuant to our strategic alliance agreement. This could result in a reduction of our discovery and development efforts or could result in our having to enter into collaborations with other companies that could require us to share commercial rights to our medicines to a greater extent than we currently intend. In addition, if GSK's ownership of our capital stock exceeds 50% as a result of the call and put arrangements, we will be prohibited from engaging in certain acquisitions, the disposition of material assets or repurchase of our outstanding stock without GSK's consent. These restrictions could cause us to forego transactions that would otherwise be advantageous to us and our other stockholders. The governance agreement referred to above is described more fully in the section entitled "Description of Capital Stock—Governance Agreement."

The market price of our common stock is not guaranteed, and could be adversely affected by the put and call arrangements with GSK.

              In 2007, GSK has the right to require us to redeem 50% of our outstanding common stock for $54.25 per share, and, if GSK does not exercise this right, our stockholders will have the right to cause us to redeem up to the same number of shares for $19.375 per share. The existence of the call feature on 50% of our common stock at a fixed price of $54.25 may act as a material impediment to our common stock trading above the $54.25 per share call price. If the call is exercised, our stockholders would participate in valuations above $54.25 per share only with respect to 50% of their shares. Conversely, because the put applies to only 50% of our common stock and is not exercisable prior to 2007, the put may not have an effective supporting effect on our stock price. In addition, while GSK is generally prevented from making any unsolicited tender offer for our common stock, any announcement by GSK that it does not intend to exercise the call or any offer GSK may make to our board of directors on terms less favorable than the call right described above could adversely affect our common stock price.

As a result of the call and put arrangements with GSK, there are uncertainties with respect to various tax consequences associated with owning and disposing of shares of our common stock. Therefore, there is a risk that owning and/or disposing of our common stock may result in certain adverse tax consequences to our stockholders.

              Due to a lack of definitive judicial and administrative interpretation, uncertainties exist with respect to various tax consequences resulting from the ownership of our common stock. These include:

  •
  In the event we pay or are deemed to have paid dividends prior to the exercise and/or lapse of the put and call rights, individual stockholders may be required to pay tax on such dividends at ordinary income rates rather than capital gains rates, and corporate stockholders may be prevented from obtaining a dividends received deduction with respect to such dividend income.

  •
  In the event that our common stock were to be considered as "not participating in corporate growth to any significant extent," a holder thereof may be required, during the period beginning upon such holder's acquisition of such stock and ending during the put period, to include currently in gross income a portion of the excess of $19.375 per share over the fair market value of the stock at issuance;

  •
  In the event that a common stockholder's put right were considered to be a property right separate from the common stock, such stockholder may be subject to limitations on recognition of losses and certain other adverse consequences with respect to the common stock and the put right (including the tolling of its capital gains holding period);

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  The application of certain actual and constructive ownership rules could cause the redemption of our common stock to give rise to ordinary income and not to capital gain;

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  A redemption of our common stock may be treated as a recapitalization pursuant to which a stockholder exchanges shares of common stock for cash and shares of new common stock not subject to call and put rights, in which case the stockholder whose shares were redeemed would be required to recognize gain, but not loss, in connection with this deemed recapitalization in an amount up to the entire amount of cash received (which gain may be taxed as ordinary income and not capital gain); and

  •
  The put right could prevent a stockholder's capital gain holding period for our common stock from running and thereby prevent a stockholder from obtaining long-term capital gain on any gain recognized on the disposition of the common stock.

See section entitled "Material United States Federal Income Tax Consequences" for a description of the tax consequences to a holder of our common stock.

Risks Related to Legal and Regulatory Uncertainty

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

              We rely upon a combination of patents, patent applications, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies. Any involuntary disclosure to or misappropriation by third parties of this proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. However, the status of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and is very uncertain. As of June 30, 2004, we had 40 issued United States patents and have received notices of allowance for 7 other United States patent applications. As of that date, we had 75 pending patent applications in the United States and 71 granted foreign patents. We also have 18 Patent Cooperation Treaty applications that permit us to pursue patents outside of the United States, and 300 foreign national patent applications. Our patent applications may be challenged or fail to result in issued patents and our existing or future patents may be too narrow to prevent third parties from developing or designing around these patents. If the sufficiency of the breadth or strength of protection provided by our patents with respect to a product candidate is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, the product candidate.

              In addition, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, for processes for which patents are difficult to enforce and for any other elements of our drug discovery process that involve proprietary know-how, information and technology that is not covered by patent applications. Although we require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information and technology to enter into confidentiality agreements, we cannot be certain that this know-how, information and technology will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or, if established, maintain a competitive advantage in our market which could materially adversely affect our business, financial condition and results of operations.

Litigation or third-party claims of intellectual property infringement could require us to divert resources and may prevent or delay our drug discovery and development efforts.

              Our commercial success depends in part on our not infringing the patents and proprietary rights of third parties. Third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Furthermore, parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, obtain one or more licenses from third parties or pay royalties. In addition, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time.

We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly.

              In addition, in the future we could be required to initiate litigation to enforce our proprietary rights against infringement by third parties. Prosecution of these claims to enforce our rights against others could involve substantial litigation expenses and divert substantial employee resources from our business. If we fail to effectively enforce our proprietary rights against others, our business will be harmed.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our medicines.

              The risk that we may be sued on product liability claims is inherent in the development of pharmaceutical products. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of those products. Although we maintain general liability and product liability insurance, this insurance may not fully cover potential liabilities. In addition, inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercial production and sale of our products which could adversely affect our business.

The recent Medicare prescription drug coverage legislation and future legislative or regulatory reform of the healthcare system may adversely affect our ability to sell our products profitably.

              In both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could adversely affect our ability to sell our products profitably. In the United States, new legislation has been proposed at the federal and state levels that would result in significant changes to the healthcare system, either nationally or at the state level. Further federal and state proposals and healthcare reforms are likely. Our results of operations could be materially and adversely affected by the Medicare prescription drug coverage legislation, by the possible effect of this legislation on amounts that private insurers will pay and by other healthcare reforms that may be enacted or adopted in the future.

If we use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

              Our research and development activities involve the controlled use of potentially hazardous substances, including chemical, biological and radioactive materials. In addition, our operations produce hazardous waste products. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. Although we believe that our procedures for use, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from hazardous materials. We currently possess all required permits for the handling, storing and disposing of such hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts which could harm our business.

Risks Related to this Offering

Concentration of ownership will limit your ability to influence corporate matters.

              Immediately following this offering and the expected concurrent sale of 366,768 shares of Class A common stock to GSK, GSK will beneficially own approximately 18.3% of our outstanding capital stock and our directors, executive officers and investors affiliated with these individuals will beneficially own approximately 25.1% of our outstanding common stock. These stockholders could substantially control the outcome of actions taken by us that require stockholder approval. In addition, pursuant to our governance agreement with GSK described in the section entitled "Description of Capital Stock—Governance Agreement," GSK currently has the right to nominate a board member and following September 2007 will have the right to nominate a certain number of board members depending on GSK's ownership percentage of our capital stock at the time. For these reasons, GSK could have substantial influence in the election of our directors, delay or prevent a transaction in which stockholders might receive a premium over the prevailing market price for their shares and have significant control over changes in our management or business.

Our stock price may be extremely volatile, an active trading market for our common stock may not develop and you may not be able to resell your shares at or above the initial public offering price.

              Prior to this offering, there has been no public market for our common stock. Negotiations between the underwriters and us will determine the initial public offering price. This price may not be indicative of future market prices. Although we anticipate that our common stock will be approved for listing on the Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. In addition, the stock market has from time to time experienced significant price and volume fluctuations, and the market prices of the securities of technology companies, particularly life sciences companies without product revenues such as ours, have been highly volatile.

              The following factors, in addition to the other risk factors described in this section, may also have a significant impact on the market price of our common stock:

  •
  GSK's call right in 2007 for 50% of our common stock at $54.25 per share;

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  announcements regarding GSK's decisions whether or not to opt in to any of our product development programs;

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  the extent to which GSK advances our product candidates through development into commercialization;

  •
  announcements regarding GSK generally;

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  announcements of patent issuances or denials, technological innovations or new commercial products by us or our competitors;

  •
  developments concerning any collaboration we may undertake with companies other than GSK;

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  publicity regarding actual or potential testing or trial results or the outcome of regulatory review relating to products under development by us or our competitors;

  •
  regulatory developments in the United States and foreign countries; and

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  economic and other external factors beyond our control.

              As a result of these factors, after this offering you might be unable to resell your shares at or above the initial public offering price.

A substantial number of shares of our common stock could be sold into the public market shortly after this offering, which could depress our stock price.

              The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market after this offering or the perception that these sales could occur. If a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their stock for the first time. These factors could also make it difficult for us to raise additional capital by selling stock. See the section entitled "Shares Eligible for Future Sale."

You will incur immediate and substantial dilution in the pro forma as adjusted net tangible book value of the stock you purchase.

              We estimate that the initial public offering price of our common stock will be $14.00 per share. This amount is substantially higher than the pro forma as adjusted net tangible book value that our outstanding common stock will have immediately after this offering. Accordingly, if you purchase shares of our common stock at the assumed initial public offering price, you will incur immediate and substantial dilution of $10.12 per share. If the holders of outstanding options or warrants exercise those options or warrants, you will suffer further dilution.

Anti-takeover provisions in our charter and bylaws, in our rights agreement and in Delaware law could prevent or delay a change in control of our company.

              Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

  •
  requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and bylaws;

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  restricting the ability of stockholders to call special meetings of stockholders;

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  prohibiting stockholder action by written consent; and

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

              In addition, our board of directors has adopted a rights agreement that may prevent or delay a change in control of us. Further, some provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us. See "Description of Capital Stock—Delaware Anti-Takeover Law and Our Certificate of Incorporation and Bylaw Provisions"; "—Rights Agreement."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

              This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects and plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled "Risk Factors" that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

              We estimate the net proceeds to us from the sale of the 5,200,000 shares of common stock in this offering to be approximately $65.3 million at an assumed initial public offering price of $14.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters' overallotment option is exercised in full, we estimate the net proceeds will be approximately $75.5 million.

              The principal purposes of this offering are to increase our capitalization and financial flexibility, to provide a public market for our common stock and to facilitate access to public capital markets.

              We presently expect to use the net proceeds of this offering, and approximately $20 million to $30 million of our existing cash and cash equivalents, to fund Phase 3 clinical trials of telavancin. We initiated the first of these trials in September 2004.

              This expected use of the net proceeds of this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual expenditures will depend upon numerous factors, including the ongoing status and results of the Phase 3 telavancin clinical trials and our ability to enter into a partnership with a pharmaceutical company regarding telavancin, which could result in some or all of the clinical trial costs for the telavancin program being paid by such partner.

              If we enter into a partnership with a pharmaceutical company regarding telavancin that results in some or all of the Phase 3 telavancin clinical trial costs being paid by such partner, we may use a portion of the net proceeds for the acquisition of businesses, products and technologies that we believe are complementary to our own, though we have no agreements or understandings with respect to any acquisition at this time. Pending the application of the net proceeds of the offering as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities until they are used.

DIVIDEND POLICY

              We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings to finance our research and development efforts, the development of our proprietary technologies and the expansion of our business and do not intend to declare or pay cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. If a cash dividend is paid before the date our common stock is called or put, the call price or put price per share, as applicable, will be reduced by the amount of the per share cash dividend.

CAPITALIZATION

              The following table sets forth our unaudited capitalization as of June 30, 2004:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect the sale of the 5,200,000 shares of common stock offered in this offering at an assumed initial public offering price of $14.00 per share after deducting the estimated underwriting discounts and commissions and offering expenses and our expected sale of 366,768 shares of Class A common stock to GSK at a per share purchase price equal to the assumed initial public offering price.

              You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

	June 30, 2004
	Actual	As Adjusted
	(unaudited) (in thousands)
Long-term obligations, less current portion	$2,392	$2,392
Stockholders' equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding actual and 230,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Common stock, $0.01 par value; 175,000,000 shares authorized, 36,458,986 shares issued and outstanding, actual; 200,000,000 shares authorized, 41,658,986 shares issued and outstanding, as adjusted(1)	363	415
Class A common stock, $0.01 par value, 13,900,000 shares authorized, 8,967,741 shares issued and outstanding, actual; 30,000,000 shares authorized, 9,334,509 shares issued and outstanding, as adjusted	90	93
Additional paid-in capital	558,839	629,223
Notes receivable from stockholders	(763)	(763)
Deferred stock-based compensation	(13,840)	(13,840)
Accumulated other comprehensive income (loss)	(247)	(247)
Accumulated deficit	(417,145)	(417,145)

Total stockholders' equity	127,297	197,736

Total capitalization	$129,689	$200,128

(1)
Actual and as adjusted shares excludes 8,692,642 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $7.17 per share and an additional 735,357 shares reserved for future stock option grants and purchases under our equity compensation plans and includes 188,023 shares issued upon exercise of stock options that were exercised after March 21, 2002 and unvested at June 30, 2004. As adjusted excludes 64,908 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $9.13 per share.

DILUTION

              The net tangible book value of our common stock as of June 30, 2004 was $127.3 million, or approximately $2.80 per share. Net tangible book value per share represents the amount of stockholders' equity divided by 45,426,727 shares of common stock and Class A common stock outstanding at that date.

              Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 5,200,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and offering expenses, after giving effect to the sale of 366,768 shares of Class A common stock that we expect to issue to GSK in a concurrent private sale at the assumed initial public offering price, assuming an initial public offering price of $14.00 per share, our pro forma net tangible book value as of June 30, 2004 would have been $3.88 per share. This represents an immediate increase in net tangible book value of $1.08 per share to existing stockholders and an immediate dilution in net tangible book value of $10.12 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$14.00
Net tangible book value per share as of June 30, 2004	$2.80
Increase per share attributable to new investors	$1.08

Pro forma net tangible book value per share at June 30, 2004 after giving effect to the offering		$3.88

Dilution per share to new investors		$10.12

              Assuming the exercise in full of the underwriters' overallotment option, our pro forma net tangible book value at June 30, 2004 would have been approximately $4.02 per share, representing an immediate increase in the pro forma net tangible book value of $1.22 per share to our existing stockholders and an immediate decrease in net tangible book value of $9.98 per share to new investors.

              The following table summarizes, on a pro forma basis, as of June 30, 2004, the difference between the number of shares of common stock and Class A common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders, by new investors in this offering at an assumed initial public offering price of $14.00 per share and by GSK in the concurrent private placement at a per share purchase price equal to the assumed initial public offering price, before deducting underwriting discounts and estimated offering expenses.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	45,426,727	89.1%	$559,875,000	87.8%	$12.32
New investors	5,200,000	10.2	72,800,000	11.4	14.00
New investment by GSK	366,768	0.7	5,134,752	0.8	14.00

Total	50,993,495	100.0%	$637,809,752	100.0%

              The discussion and the tables above include 188,023 shares issued upon exercise of stock options that were exercised after March 21, 2002 and unvested at June 30, 2004. The discussion and the tables above assume no exercise of stock options or warrants outstanding on June 30, 2004 and no issuance of shares reserved for future issuance under our equity compensation plans. As of June 30, 2004 there were:

  •
  8,692,642 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $7.17 per share;

  •
  64,908 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $9.13 per share; and

  •
  an additional 735,357 shares reserved for future stock option grants and purchases under our existing equity compensation plans.

If the underwriters' overallotment option is exercised in full, the following will occur:

  •
  the percentage of shares of common stock held by existing stockholders (excluding the 366,768 shares of Class A common stock to be purchased by GSK concurrently with this offering) will decrease to approximately 87.7% of the total number of shares of our common stock and Class A common stock outstanding after this offering; and

  •
  the number of shares held by new investors will be increased to 5,980,000 or approximately 11.6% of the total number of shares of our common stock and Class A common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

              The consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003, and the consolidated balance sheet data at December 31, 2002 and 2003 are derived from our audited consolidated financial statements included in this prospectus. The consolidated statements of operations data for the years ended December 31, 1999 and 2000, and the consolidated balance sheet data at December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2003 and 2004 and the consolidated balance sheet data at June 30, 2004 are derived from our unaudited consolidated financial statements included in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting of only recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in future periods.

              The following data should be read together with our consolidated financial statements and accompanying notes and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

	Years Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except per share amounts)
						(unaudited)
Consolidated Statements of Operations Data
Revenue from related party	$—	$—	$—	$156	$3,605	$1,332	$3,563
Operating expenses:
Research and development(1)	39,663	49,802	53,773	66,481	61,704	27,573	39,284
General and administrative	4,901	10,937	10,506	11,817	12,153	6,330	12,704
Stock-based compensation(2)	3,203	43,188	10,134	4,941	2,214	892	3,867

Total operating expenses	47,767	103,927	74,413	83,239	76,071	34,795	55,855

Loss from operations	(47,767)	(103,927)	(74,413)	(83,083)	(72,466)	(33,463)	(52,292)
Interest and other income	7,101	10,193	11,530	4,990	3,373	1,799	1,520
Interest and other expense	(465)	(1,201)	(1,962)	(1,134)	(1,490)	(655)	(423)

Net loss	$(41,131)	$(94,935)	$(64,845)	$(79,227)	$(70,583)	$(32,319)	$(51,195)

Basic and diluted net loss per share(3)	$(18.59)	$(24.94)	$(11.73)	$(12.50)	$(10.37)	$(4.85)	$(2.92)

Shares used in per share calculations(3)	2,213	3,806	5,526	6,336	6,809	6,661	17,543

(1)	Research and development expenses include $6.9 million, $5.1 million and $650,000 for 1999, 2000 and 2001, respectively, comprised of acquired in-process research and development, impairment and other charges related to a 1999 acquisition.
(2)	Stock-based compensation, consisting of amortization of deferred stock-based compensation and the value of options issued to non-employees for services rendered, is allocated as follows:
Research and development	$2,524	$24,403	$6,574	$3,398	$1,300	$414	$1,784
General and administrative	679	18,785	3,560	1,543	914	478	2,083

Total non-cash stock-based compensation	$3,203	$43,188	$10,134	$4,941	$2,214	$892	$3,867

(3)	Share and per share amounts for all periods reflect the effect of a one for 1.55 reverse stock split, which will be effected immediately prior to this offering, and, for the six months ended June 30, 2004, the conversion of all of our outstanding preferred stock into common stock as of May 11, 2004.

	December 31,					June 30,
	1999	2000	2001	2002	2003	2004
	(in thousands)
						(unaudited)
Consolidated Balance Sheet Data
Cash, cash equivalents and marketable securities	$114,428	$203,995	$152,976	$148,550	$89,152	$188,010
Working capital	105,847	194,885	142,649	112,720	71,085	162,008
Total assets	147,175	246,854	188,749	192,715	125,449	219,001
Long-term liabilities	4,203	11,713	7,916	18,187	37,494	62,056
Convertible preferred stock	185,209	327,107	327,107	367,358	367,358	—
Accumulated deficit	(56,360)	(151,295)	(216,140)	(295,367)	(365,950)	(417,145)
Total stockholders' equity (deficit)	(52,937)	(102,918)	(157,752)	(231,934)	(299,566)	127,297

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

              We are a biopharmaceutical company with a pipeline of product candidates that we discovered and expect to develop in collaboration with partners or on our own. In approximately seven years of operation, four product candidates discovered by us have advanced into clinical trials, one of which is currently in Phase 3 and one of which is currently in Phase 2. Further, we have seven additional product candidates discovered by us in preclinical studies. We are focused on the discovery, development and commercialization of small molecule medicines for unmet medical needs across a number of therapeutic areas including respiratory disease, bacterial infections, overactive bladder and gastrointestinal disorders.

              We commenced operations in 1997, and as of June 30, 2004, we had an accumulated deficit of $417.1 million. None of our products have been approved for marketing and sale to patients and we have not received any product revenue to date. Most of our spending to date has been for research and development activities and general and administrative expenses. We expect to incur substantial losses for at least the next several years as we continue to invest in research and development. Depending upon the timing and structure of corporate collaborations, we anticipate that research and development expenses will increase significantly to the extent that we enter later-stage clinical trials for our product candidates currently in Phase 1 or 2, and enter clinical trials for our other product candidates. The clinical development of our product candidates may take many years and require substantial expenditures. We intend to enter into collaborative arrangements with third parties to develop certain product candidates. We have no internal manufacturing capacity or sales capabilities. We have limited marketing capabilities. As a result, our ability to achieve revenue and profitability is principally dependent on our ability to collaborate with partners in order to successfully complete the development of our product candidates, conduct clinical trials, obtain necessary regulatory approvals and manufacture and commercialize our product candidates.

              We are unable to estimate the length of time or the costs that will be required to complete the development of our product candidates. Even if we obtain regulatory approval, we cannot guarantee that we or a partner will be able to successfully commercialize our medicines.

              In November 2002, we entered into a collaboration agreement with GSK to develop and commercialize product candidates for the treatment of asthma and chronic obstructive pulmonary disease (COPD). Under the terms of the collaboration agreement with GSK, each company contributed four long-acting beta2 agonist (LABA) product candidates to the collaboration. GSK is responsible for all development and commercialization costs associated with this program and will pay us clinical, regulatory and commercial milestones based on the performance of our product candidates. We will make regulatory and commercial milestone payments to GSK if GSK files for regulatory approval and launches a medicine containing a LABA product candidate discovered by GSK. In addition, we will receive the same royalties on product sales of medicines from the collaboration, regardless of whether the product candidate originated with us or with GSK.

              In March 2004, we entered into a strategic alliance with GSK whereby GSK received an option to license product candidates from all of our other current and future drug discovery and development programs initiated prior to September 1, 2007, on pre-determined terms and on an exclusive, worldwide basis. If GSK exercises its option to license any of our programs, we will receive an upfront payment, additional payments upon satisfaction of future milestones and royalties on any future sales of medicines developed from these programs. In addition, GSK would fund all of the subsequent development and commercialization costs for product candidates in such programs. Consistent with our strategy, we will be obligated at our sole cost to discover two structurally different product candidates for certain programs that GSK opts in to. If GSK does not exercise its opt-in right, we may develop the product candidate from this program in collaboration with another party or on our own. In August 2004, GSK exercised its right to opt in to our long-acting muscarinic antagonist program for the treatment of COPD and informed us of its decision not to opt in to our bacterial infections program, in each case pursuant to the terms of the strategic alliance.

              We initiated the first of our Phase 3 clinical trials for telavancin, the lead product candidate in our bacterial infections program, in September 2004. These Phase 3 clinical trials will increase our research and development expenses significantly through at least 2006.

Operating Expenses

Our Development Programs

              In our bacterial infections program, we have completed seven Phase 1 human clinical trials and are currently undergoing Phase 2 clinical trials for our lead product candidate, telavancin. We initiated a Phase 3 clinical trial in complicated skin and soft tissue infections in September 2004 and currently plan to begin a Phase 3 clinical trial in hospital acquired pneumonia by the end of 2004. This will increase our research and development expenses significantly through at least 2006. However, actual expenses will be based on the timing and structure of any collaborations in which the partner may incur a portion of the expenses.

              In our respiratory disease program, GSK is responsible for all development and commercialization costs associated with our LABA collaboration and LAMA program under the terms of our 2002 LABA collaboration and 2004 strategic alliance, respectively. We participate in the joint steering and project committees and are not reimbursed for our participation.

              We will be responsible for all development costs associated with our product candidates in our other development programs unless GSK opts in to a development program pursuant to our strategic alliance or we enter into a collaboration agreement with a third party that provides otherwise. Development timelines and costs are difficult to estimate and may vary significantly for each product candidate from quarter to quarter. Preclinical studies and clinical trials are expensive and take many years to complete, and the process of seeking regulatory approvals and the subsequent compliance with applicable regulations require substantial expenditures.

              In addition to our development programs, we also currently have an active discovery effort underway to discover and move new product candidates from existing programs to development. We are currently responsible for all of these discovery costs.

Research and Development Expenses

              Research and development expenses consist of costs of our drug-discovery efforts, conducting preclinical studies and clinical trials, activities related to regulatory filings, patent prosecution related to our development programs and manufacturing development efforts. Research and development expenses consist of: external research and development expenses incurred under agreements with third-party contract research organizations, where a substantial portion of our preclinical studies and all of our clinical trials are conducted, third-party manufacturing organizations, where a substantial portion of our preclinical supplies and all of our clinical supplies are produced, and consultants; employee-related expenses, which include salaries and benefits; and facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment, and laboratory and other supplies. We outsource to third parties a substantial portion of our preclinical studies and all of our clinical trials and manufacturing of raw materials, active pharmaceutical ingredient and finished product. We do not track, and have not tracked, all of our research and development expenses on a project basis.

General and Administrative Expenses

              General and administrative expenses generally include salaries and benefits, professional fees and facility costs. We anticipate that general and administrative expenses will increase to support our growing development, manufacturing and commercialization efforts. We also expect to incur additional costs associated with operating as a public company.

Critical Accounting Policies

              This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenue and expenses during the reporting periods. We continually evaluate our estimates and judgments related to revenue recognition. We base our estimates on the terms of underlying agreements, the expected course of development, historical experience and other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

              While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements contained in this prospectus, we believe that the following accounting policies relating to revenue recognition, preclinical study and clinical trial expenses and stock-based compensation charges are most critical in fully understanding and evaluating our reported financial results.

Revenue Recognition

              In connection with our agreements with GSK, we recognize revenue from non-refundable, upfront fees and development milestone payments ratably over the term of our performance under the agreements. These payments are recorded as deferred revenue pending recognition. When the period of deferral cannot be specifically identified from the agreement, management estimates the period based upon critical factors contained within the agreement and other relevant facts. We periodically review the estimated performance period, which could impact the deferral period and, therefore, the timing and the amount of revenue recognized. Significant milestones in the development process typically include initiation of clinical trials and approvals by regulatory agencies.

              We have been reimbursed by GSK for certain external development costs under the GSK collaboration agreement. Such reimbursements have been reflected as a reduction in research and development expense and not as revenue.

Preclinical Study and Clinical Trial Expenses

              A substantial portion of our preclinical studies and all of our clinical trials have been performed by third-party contract research organizations (CROs). Some CROs bill monthly for services performed, while others bill based upon milestones achieved. We review the activities performed under the significant contracts each quarter. For preclinical studies, the significant factors used in estimating accruals include the percentage of work completed to date and contract milestones achieved. For clinical trial expenses, the significant factors used in estimating accruals include the number of patients enrolled and percentage of work completed to date. Vendor confirmations are obtained for contracts with longer duration when necessary to validate our estimate of expenses. Most contracts currently have a duration of less than one year. As we progress our product candidates into later-stage clinical trials, we may enter into contracts with longer terms and different payment structures. We would evaluate the appropriate accrual process under such multi-year contracts to record the expenses incurred under those circumstances. No material adjustments to preclinical study and clinical trial expenses have been recognized.

Stock-based Compensation

              Deferred stock-based compensation.    Deferred stock-based compensation for stock options granted to employees is recorded when the fair value of our common stock exceeds the exercise price of the stock options on the date of measurement, which is typically the date of grant. Deferred stock-based compensation is amortized using the accelerated method over the vesting periods of the related options, generally four years. The accelerated vesting method provides for vesting of portions of the overall award at interim dates and results in higher expense in earlier years than straight-line vesting.

              The amount of stock-based compensation expense expected to be amortized in future periods may decrease if unvested options for which deferred stock-based compensation has been recorded are subsequently cancelled or may increase if future option grants are made with exercise prices below the deemed fair value of the common stock on the date of measurement.

              A substantial portion of the Company's deferred stock-based compensation was established in 1999 and 2000 due to the Company granting options at exercise prices less than the deemed fair market value on the date of grant. In addition, the Company recorded deferred stock-based compensation of $1.5 million in 2003 and $16.6 million in the six months ended June 30, 2004, due to options granted below the deemed fair market value on the option grant dates.

              Other stock-based compensation.    Other stock-based compensation generally consists of the fair value of options granted to non-employees, such as consultants and advisors, calculated using the Black-Scholes method. These options are subject to periodic remeasurement over the vesting period as services are rendered based on changes in the fair value of our common stock. As a result, other stock-based compensation charges in future periods may vary significantly.

Recent Accounting Pronouncements

              In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51. This Interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specified characteristics. The adoption of FIN 46 did not have an impact on our financial statements.

              In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on our financial statements.

Agreements with GlaxoSmithKline

2002 LABA Collaboration

              In November 2002, we entered into a collaboration agreement with GSK to develop and commercialize LABA product candidates for the treatment of asthma and COPD. Under the terms of the agreement, each company contributed four product candidates to the collaboration. We received an initial cash payment from GSK of $10.0 million in December 2002. In addition, we also sold $40.0 million of our Series E preferred stock to GSK. In connection with this collaboration, in 2003 we received cash payments totaling $30.0 million as development milestones were achieved, and another $15.0 million was received in the first half of 2004.

              We recorded the initial cash payment and subsequent milestone payments as deferred revenue, to be amortized ratably over our estimated period of performance (the product development period), which we currently estimate to be eight years from the collaboration's inception. Collaboration revenue was $156,000 in 2002 and $3.6 million in 2003 and $3.2 million for the six months ended June 30, 2004. Subsequent development milestones will be recorded as deferred revenue when received and amortized over the remaining period of performance during the development period. Additionally, GSK reimbursed us for certain costs related to the collaboration of $1.5 million in 2002 and $2.7 million in 2003 and $478,000 for the six months ended June 30, 2004. We recorded these amounts as an offset to research and development expense.

              GSK has agreed to make additional payments to us based on achievement of development milestones over the development period. In addition, payments may be received based on product sales milestones subsequent to the estimated eight-year development period. If the development and commercialization of our LABA product candidates is successful, these payments could total $450.0 million, of which $150.0 million would be attributable to the product candidates reaching certain sales thresholds. Alternatively, we may be required to make milestone payments of up to an aggregate of $220.0 million if GSK files for regulatory approval and launches a medicine containing a LABA product candidate discovered by GSK. GSK will pay us the same royalty payments from product sales containing any LABA commercialized from this collaboration regardless of the origin of the compound. The royalty structure would result in an average percentage royalty rate in the low to mid-teens at annual net sales up to approximately $4.0 billion, and the average royalty rate would decline to single digits at annual net sales of more than $6.0 billion. Sales of single agent LABA medicines and combination LABA/inhaled corticosteroid medicines would be combined for the purposes of this royalty calculation.

2004 Strategic Alliance

              In March 2004, we entered into a strategic alliance with GSK for the development and commercialization of product candidates in a variety of therapeutic areas. In connection with the alliance agreement, we received a $20.0 million payment in May 2004. This payment is being amortized over the initial opt-in period of the agreement, which is currently estimated to be approximately 7 1/2 years. In connection with the strategic alliance, we recognized $380,000 in revenue for the six months ended June 30, 2004. In addition, in May 2004, GSK, through an affiliate, purchased approximately 6.4 million shares of our Class A common stock, which increased GSK's percentage ownership in our outstanding stock from approximately 6.6% to approximately 19.7%. GSK also has an option to increase its ownership to up to approximately 60% in 2007 and to maintain its current ownership percentage until then. The alliance provides GSK with an option to license, on an exclusive, worldwide basis, product candidates from all of our existing discovery and development programs, or discovery and development programs initiated prior to September 1, 2007. Upon opting in to a program, GSK would be responsible for all development, manufacturing and commercialization activities for such programs. Consistent with our strategy, we will be obligated at our sole cost to discover two structurally different product candidates for certain programs that GSK opts in to. We may receive clinical, regulatory and commercial milestone payments based on performance and royalties on any future sales. If a product is successfully commercialized, in addition to any royalty revenue we receive, the total upfront and milestone payments that we could receive could range from up to $130.0 million to $162.0 million for programs with single-agent medicines and up to $252.0 million for programs with both a single-agent and a combination medicine. GSK is not obligated to opt in to any of our development programs. If GSK does not exercise its opt-in right with respect to a development program, we will need to collaborate with another third party or we will incur significant development costs and potential delays in the development of the program until funding is available. In August 2004, GSK exercised its right to opt in to our long-acting muscarinic antagonist program for the treatment of COPD and informed us of its decision not to opt in to our bacterial infections program, in each case pursuant to the terms of the strategic alliance. We received a $5.0 million payment from GSK in connection with its opt-in to our long-acting muscarinic antagonist program.

              GSK may increase its ownership in our outstanding stock to up to approximately 60% through the issuance by us to GSK of the number of shares of our common stock that we may be required to redeem from our stockholders as described below. In July 2007, GSK has the right to require us to redeem ("call"), and upon notice of such redemption, each stockholder (including GSK, to the extent GSK holds common stock) will automatically be deemed to have submitted for redemption, 50% of our common stock held by such stockholder at $54.25 per share. If GSK does not exercise this right, each of our stockholders (including GSK, to the extent GSK holds common stock) has the right to require us to redeem ("put") up to 50% of their common stock at $19.375 per share in August 2007. In either case, GSK is contractually obligated to pay to us the funds necessary for us to redeem the shares of common stock from our stockholders; however, GSK's maximum obligation for the shares subject to the put is capped at $525.0 million. We are under no obligation to effect the call or the put until we receive such funds from GSK. Alternatively, if our stockholders exercise the put, GSK may elect to purchase the shares of common stock that are put directly from our stockholders. In connection with those arrangements, we have agreed not to issue new shares which would cause the potential put liability to exceed $525.0 million. If GSK's ownership increases to more than 50% in 2007 as a result of the call or put, it will receive an extension of its option to opt in to our programs initiated prior to September 1, 2012; otherwise, this exclusive option does not apply to programs initiated after September 1, 2007. See the section entitled "Description of Capital Stock—Common Stock Call and Put Arrangements with GSK."

              We initiated the first of our Phase 3 clinical trials for telavancin, the lead compound in our bacterial infections program, in September 2004. These Phase 3 clinical trials will significantly increase our research and development expenses through at least 2006.

Results of Operations

Comparison of six months ended June 30, 2003 and 2004

              Revenue.    We recognized revenue of $1.3 million for the six months ended June 30, 2003 and $3.6 million for the six months ended June 30, 2004 from the amortization of upfront and milestone payments from GSK related to our LABA collaboration and strategic alliance agreements. Through June 30, 2004, we have received a $10.0 million payment for entering into the collaboration and $45.0 million of milestone payments under this agreement that are being amortized into revenue ratably through 2010. In May 2004, we received a $20.0 million payment from GSK representing partial consideration for the right to opt in to our discovery programs under the strategic alliance agreement. This payment is being amortized over the estimated term during which GSK can opt in to any discovery program, which is currently estimated to extend through September 2011.

              Research and development.    Research and development expenses increased from $27.6 million for the six months ended June 30, 2003 to $39.3 million for the six months ended June 30, 2004. External research and development expenses increased from $4.7 million for the six months ended

June 30, 2003 to $13.2 million for the six months ended June 30, 2004. This increase resulted primarily from an increase of $4.7 million in external development expenses for telavancin and TD-6301, and a $3.8 million increase in external research and development expenses for the other development and discovery programs. Employee-related expenses increased from $13.3 million for the six months ended June 30, 2003 to $16.5 million for the six months ended June 30, 2004. This increase was due to the forgiveness of an executive loan of $1.0 million and related income and employment taxes of $804,000 in June 2004, and higher salary and benefits costs in the six months ended June 30, 2004 compared with the same period in the prior year. Facilities, depreciation and other allocated expenses were unchanged at $9.5 million for the six months ended June 30, 2003 and 2004.

              We anticipate that research and development expenses will continue to increase substantially in 2004 and subsequent years as we increase our research and development efforts and as our existing and future product candidates proceed through preclinical studies and more costly clinical trials. For example, we initiated the first of our Phase 3 clinical trials for telavancin, the lead product candidate in our bacterial infections program, in September 2004. These Phase 3 clinical trials will increase our research and development expenses significantly through at least 2006. However, actual expenses will be based on the timing and structure of any collaborations in which a partner may incur a portion of these expenses.

              General and administrative.    General and administrative expenses increased from $6.3 million for the six months ended June 30, 2003 to $12.7 million for the six months ended June 30, 2004. This increase was primarily related to the forgiveness of an executive loan in June 2004 of $3.0 million, which was net of forgiveness expense recorded in prior periods, related income and employment taxes of $3.2 million, an increase in consulting and business development expenses and expenses related to the GSK strategic alliance in 2004. We anticipate general and administrative expenses will increase in 2004 and subsequent years to support our discovery and development efforts, commercial development activities and expanded operational infrastructure, including costs associated with operating as a public company.

              Stock-based compensation.    Stock-based compensation expense increased from $892,000 for the six months ended June 30, 2003 to $3.9 million for the six months ended June 30, 2004. For the six months ended June 30, 2004, we recorded deferred stock-based compensation of $16.6 million for stock options granted in 2004 at prices below the deemed fair value on the option grant dates.

              Interest and other income.    Interest and other income includes interest income earned on cash and marketable securities, net realized gains on marketable securities and net sublease income on facilities. Interest income decreased from $1.8 million in the six months ended June 30, 2003 to $1.5 million in the six months ended June 30, 2004, due to lower cash balances for much of the 2004 period earning a lower rate of return.

              Interest and other expense.    Interest and other expense includes interest expense on capital lease and debt arrangements. Interest and other expense decreased from $655,000 in the 2003 period to $423,000 in the 2004 period due to declining lease and debt balances.

Comparison of years ended December 31, 2002 and 2003

              Revenue.    We recognized revenue of $156,000 in 2002 and $3.6 million in 2003 from the amortization of upfront and milestone payments received from GSK related to our LABA collaboration agreement. In December 2002, we received a payment of $10.0 million for entering into the LABA collaboration and during 2003 received another $30.0 million in milestone payments under this agreement, which are being amortized into revenue ratably through 2010.

              Research and development.    Research and development expenses decreased from $66.5 million in 2002 to $61.7 million in 2003. External research and development expenses declined from $20.2 million in 2002 to $15.7 million in 2003. This decrease was due to a decline in development costs of $2.7 million related to our telavancin program, for which there were large preclinical safety studies conducted and more orders for clinical supplies placed in 2002 compared to 2003. In addition, LABA development costs declined by $2.6 million in 2003, which was attributable to lower costs in 2003, as GSK assumed full responsibility for development costs under the LABA collaboration agreement that we entered into in November 2002. These declines were partially offset by increases in external research and development expenses of $743,000 related to other development and discovery programs. Employee-related expenses increased from $25.6 million in 2002 to $26.2 million in 2003. This increase was principally attributable to costs associated with hiring new employees. Facilities, depreciation and other allocated expenses declined from $20.7 million in 2002 to $19.7 million in 2003. This decline was due to our subleasing a portion of our facilities.

              General and administrative.    General and administrative expenses increased from $11.8 million in 2002 to $12.2 million in 2003. An increase in employee-related costs was partially offset by lower financing and facilities costs.

              Stock-based compensation.    Stock-based compensation expense declined from $4.9 million in 2002 to $2.2 million in 2003, reflecting higher amortization of expense for deferred stock-based compensation recorded in earlier periods under the accelerated method.

              Interest and other income and expense.    Interest and other income decreased from $5.0 million in 2002 to $3.4 million in 2003. Lower interest rates in 2003 as well as lower cash balances contributed to this decline.

              Interest and other expense.    Interest expense rose from $1.1 million in 2002 to $1.5 million in 2003 due to a full year of interest expense on equipment and tenant improvement loans, both of which were effective beginning in mid-2002.

Comparison of years ended December 31, 2001 and 2002

              Revenue.    We recognized revenue of $156,000 in 2002 from the amortization of the $10.0 million upfront payment received from GSK after entering into the LABA collaboration agreement in November 2002.

              Research and development.    Research and development expenses increased from $53.8 million in 2001 to $66.5 million in 2002. External research and development expenses increased from $11.7 million in 2001 to $20.2 million in 2002. The increase was primarily due to a $5.7 million increase in development costs attributable to telavancin being advanced into Phase 1 clinical trials in December 2001. Additionally, $3.6 million was attributable to the LABA program prior to our collaboration with GSK. These increases were partially offset by a decline in external research and development expenses of $718,000 for other development and discovery programs. Employee-related expenses increased from $22.6 million in 2001 to $25.6 million in 2002, as staffing levels increased. Facilities, depreciation and other allocated expenses increased from $18.8 million in 2001 to $20.7 million in 2002, with the additional lease costs associated with our lease of an additional 60,000 square foot building. Research and development expense in 2001 includes an impairment charge of $650,000 in 2001 related to the write-off of certain intangibles acquired in 1999.

              General and administrative.    General and administrative expenses increased from $10.5 million in 2001 to $11.8 million in 2002. The increase was primarily attributable to increased financing costs and costs to support increased headcount in 2002.

              Stock-based compensation.    Stock-based compensation expense declined from $10.1 million in 2001 to $4.9 million in 2002, reflecting lower amortization expense for deferred stock-based compensation recorded in in later periods under the accelerated method and employee terminations.

              Interest and other income and expense.    Interest and other income decreased from $11.5 million in 2001 to $5.0 million in 2002. The decrease was due to substantially lower rates of return on our investment portfolio, which decreased from 6% to 2% and a lower average cash balance in 2002.

              Interest and other expense.    Interest and other expense decreased from $2.0 million in 2001 to $1.1 million in 2002, primarily as a result of a buy-out of an equipment lease in late 2001, on which we were not paying interest in 2002.

Income Taxes

              At December 31, 2003, we had net operating loss carryforwards for federal income taxes of $249.0 million and federal research and development tax credit carryforwards of $4.0 million. Our utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits prior to utilization. We recorded a valuation allowance to offset in full the benefit related to the deferred tax assets because realization of this benefit was uncertain.

Liquidity and Capital Resources

              Since inception through June 30, 2004, we have financed our operations primarily through the net proceeds from private placements of preferred stock and Class A common stock and from upfront and milestone payments from GSK under our strategic alliance and our LABA collaboration. We have received $483.4 million from private placements, including $40.0 million from the sale of our preferred stock to GSK in connection with the GSK collaboration and $108.9 million from the sale of our Class A common stock to GSK in connection with the strategic alliance. We have received $20.0 million in an upfront payment in connection with the GSK strategic alliance agreement and upfront and milestone payments totaling an aggregate of $55.0 million from GSK under our LABA collaboration. As of June 30, 2004, we had $188.0 million in cash, cash equivalents and marketable securities, excluding $5.3 million in restricted cash and cash equivalents that was pledged as collateral for certain of our leased facilities and equipment.

              Our governance agreement with GSK limits the number of shares of capital stock that we may issue and the amount of debt that we may incur. Prior to the termination of the call and put arrangements with GSK in 2007, without the prior written consent of GSK, we may not issue any equity securities if it would cause more than approximately 54.2 million shares of common stock, or securities that are vested and exercisable or convertible into shares of common stock, to be outstanding. After estimating the number of shares we will require for equity incentive plans through the termination of the call and put arrangements, we believe that we may issue up to a total of approximately 10.3 million new shares of capital stock for capital raising purposes, including shares that we issue in connection with this offering. In addition:

  •
  If, on or immediately after the termination of the call and put arrangements with GSK in 2007, GSK directly or indirectly controls more than 35.1% of our outstanding capital stock, then without the prior written consent of GSK, we may not issue more than an aggregate of approximately 16.1 million shares of our capital stock after September 1, 2007 through August 2012; and

  •
  Prior to the termination of the call and put arrangements with GSK in 2007, we may not borrow money or otherwise incur indebtedness of more than $100.0 million or if such indebtedness would cause our consolidated debt to exceed our cash and cash equivalents and marketable securities.

              These limits on issuing equity and debt could leave us without adequate financial resources to fund our discovery and development efforts in the event that GSK does not opt in to development programs pursuant to our alliance agreement and no other third-parties enter into collaborations with us for these programs. This could result in a reduction of our discovery and development efforts and our ability to commercialize product candidates and generate revenues and may cause us to enter into collaborations with third-parties on less favorable terms.

              We expect to incur substantial expenses as we continue our drug discovery and development efforts, particularly to the extent we advance our product candidates into clinical trials, which are very expensive. We also expect expenditures to increase as we invest in administrative infrastructure to support our expanded operations.

              We believe the proceeds from this offering, together with our cash and cash equivalents and marketable securities, will be sufficient to meet our anticipated operating needs for at least the next eighteen months.

              We expect to require additional capital. We may need to raise additional funds if we choose to expand more rapidly than we presently anticipate, or if our operating costs exceed our expectations. Subject to the restrictions in our agreements with GSK, we may seek to sell additional equity or debt securities, or both, or incur indebtedness under one or more credit facilities. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations. We cannot guarantee that future financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

Six Months Ended June 30, 2003 and 2004

              Net cash used in operating activities was $17.7 million and $6.7 million for the six months ended June 30, 2003 and 2004, respectively. The decrease of cash used in operations of $11.0 million was primarily due to a $20.0 million increase in cash payments from GSK related to the 2004 strategic alliance, partially offset by an increase of approximately $9.0 million in cash research and development and general and administrative expenses.

              Net cash used in investing activities was $21.9 million and $28.3 million for the six months ended June 30, 2003 and 2004, respectively. The increase of cash used in investing activities of $6.4 million was primarily due to the increase in net purchases of marketable securities.

              Financing activities used cash of $1.2 million and provided cash of $105.5 million for the six months ended June 30, 2003 and 2004, respectively. The increase in cash provided by financing activities of $106.7 million was primarily due to GSK's purchase of our Class A common stock in connection with the 2004 strategic alliance.

Years Ended December 31, 2002 and 2003

              Net cash used in operating activities was $58.6 million and $31.7 million for the year ended December 31, 2002 and 2003, respectively. The decrease of cash used in operations of $26.9 million was primarily due to a $20.0 million increase in cash payments from GSK related to the LABA collaboration and an approximately $8.7 million decrease in cash operating expenses, partially offset by a $1.6 million decrease in interest and other income due to lower interest rates and cash balances.

              Investing activities provided cash of $51.6 million and used cash of $13.6 million for the year ended December 31, 2002 and 2003, respectively. The increase of cash used in investing activities of $65.2 million was primarily due to an approximate $77.2 million decrease in net sales of marketable securities. This increase was partially offset by an approximately $6.2 million higher capital expenditures related to leasehold improvements in 2002 and approximately $5.8 million higher increase in notes receivable in 2002 for loans extended to assist relocating employees with the purchase of their primary residence.

              Financing activities provided cash of $66.7 million and used cash of $27.8 million for the year ended December 31, 2002 and 2003, respectively. The decrease in cash provided by financing activities of $94.5 million was primarily due to GSK's purchase of $40.0 million of convertible preferred stock in 2002 in connection with the LABA collaboration and the 2003 repayment of $25.0 million borrowed against our line of credit in 2002.

Years Ended December 31, 2001 and 2002

              Net cash used in operating activities was $47.7 million and $58.6 million for the year ended December 31, 2001 and 2002, respectively. The increase of cash used in operations of $10.9 million was primarily due to an approximate $14.4 million increase in cash operating expenses, approximately $6.5 million decrease in interest and other income due to substantially lower rates of return on lower average cash balances, partially offset by a $10.0 million cash payments from GSK related to the LABA collaboration.

              Net cash provided by investing activities was $36.2 million and $51.6 million for the year ended December 31, 2001 and 2002, respectively. The increase of cash provided by investing activities of $15.4 million was primarily due to an approximate $25.7 million increase in net sales of marketable securities, partially offset by a $5.4 million increase in capital expenditures related to leasehold improvements in 2002 and an increase of approximately $5.8 million in notes receivable in 2002 for loans extended to assist relocating employees with the purchase of their primary residence.

              Financing activities used cash of $2.4 million and provided cash of $66.7 million for the year ended December 31, 2001 and 2002, respectively. The increase in cash provided by financing activities of $69.1 million was primarily due to GSK's purchase of $40.0 million of Series E convertible preferred shares in 2002 in connection with the LABA collaboration, $25.0 million borrowed against our line of credit in 2002 and a $2.9 million increase in proceeds from notes payable and capital leases.

Contractual Obligations and Commitments

              Our major outstanding contractual obligations relate to our notes payable, capital leases from equipment financings, operating leases and fixed purchase commitments under contract research, development and clinical supply agreements. These contractual obligations as of June 30, 2004, are as follows (in millions):

	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Notes payable	$0.3	$0.7	$0.3	$0.4	$1.7
Capital lease obligations	1.6	3.7	—	—	5.3
Operating leases	3.4	19.7	12.4	14.7	50.2
Purchase obligations	4.2	0.3	0.1	—	4.6

Total	$9.5	$24.4	$12.8	$15.1	$61.8

              As security for performance of our obligations under the operating leases for our headquarters, we have issued letters of credit totaling $3.8 million, collateralized by an equal amount of restricted cash. Additionally, we have restricted cash of $1.4 million as collateral for certain equipment leases. The terms of these facilities and equipment leases require us to maintain an unrestricted cash and marketable securities balance of at least $50.0 million on the last day of each calendar quarter.

              Pursuant to our 2002 collaboration with GSK, we may be required to make milestone payments of up to an aggregate of $220.0 million if GSK files for regulatory approval and launches a medicine containing a LABA product candidate discovered by GSK. Based on available information, we do not estimate that any of these potential milestone payments are likely to be made in the next four years.

              On June 4, 2004, we entered into an agreement with our chief executive officer, Mr. Winningham pursuant to which we agreed to forgive Mr. Winningham's housing loan in the amount of $3,750,000, thereby extinguishing his debt in full, in recognition of Mr. Winningham entering into a lock-up agreement with us and GSK pursuant to which he has agreed not to sell or transfer 50% of the shares purchasable under all of his options prior to September 2007 and agreed not to put a portion of the shares purchasable under his options to purchase common stock in 2007 pursuant to the call and put arrangements with GSK. Also, Mr. Winningham agreed to deposit 129,032 shares of common stock purchasable under an option into escrow if he exercises the option prior to September 7, 2007. Should Mr. Winningham leave our employ due to voluntary resignation or a termination by us for cause, then he will forfeit any of these shares deposited into escrow. Subject to continued employment, we will release any shares from escrow over the following periods: 25% on December 31, 2005, 25% on December 31, 2006, and the balance on September 7, 2007 and will release the shares immediately should Mr. Winningham die or leave our employ due to disability. In June 2004, the net balance of the loan, $3.0 million, representing the original principal amount of $3.8 million, less a reserve of approximately $800,000 for forgiveness under the original terms of the loan that was recorded in prior periods, plus $3.2 million of related income and employment taxes was recorded as general and administrative expense. See "Certain Relationships and Related Party Transactions—Loans to Executive Officers."

              On June 4, 2004, we entered into an agreement with Dr. Humphrey pursuant to which we agreed to forgive Dr. Humphrey's housing loan in the amount of $953,500, thereby extinguishing his debt in full, in recognition of Dr. Humphrey entering into a lock-up agreement with us and GSK pursuant to which he has agreed not to sell or transfer 50% of the shares purchasable under all of his options prior to September 2007 and agreed not to put a portion of the shares purchasable under his options to purchase common stock in 2007 pursuant to the call and put arrangements with GSK. Also, Dr. Humphrey agreed to deposit 62,696 shares of common stock purchasable under options into escrow if he exercises the options prior to September 7, 2007. Should Dr. Humphrey leave our employ due to voluntary resignation or a termination by us for cause, then he will forfeit any of these shares deposited into escrow. Subject to continued employment, we will release any shares from escrow over the following periods: 25% on December 31, 2005, 25% on December 31, 2006, and the balance on September 7, 2007 and will release the shares immediately should Dr. Humphrey die or leave our employ due to disability. As of June 30, 2004, the full amount of this loan, plus related income and employment taxes of $804,000, was recorded as research and development expense. See "Certain Relationships and Related Party Transactions—Loans to Executive Officers."

Disclosure About Market Risk

              Our exposure to market risk is confined to our cash, cash equivalents, restricted cash and marketable securities. We invest in high-quality financial instruments, primarily money market funds, federal agency notes, asset backed securities, corporate debt securities and U.S. treasury notes, with no security having an effective duration in excess of 2 years. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and, due to their very short-term nature, are subject to minimal interest rate risk. We currently do not engage in hedging activities. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any significant negative impact on the realized value of our investment portfolio. Our outstanding capital lease obligations and notes payable are all at fixed interest rates, and therefore, have minimal exposure to changes in interest rates.

              Most of our transactions are conducted in U.S. dollars, although we do conduct some clinical and safety studies, and manufacture some active pharmaceutical product with vendors located outside the United States. Some of these expenses are paid in U.S. dollars, and some are paid in the local foreign currency. If the exchange rate undergoes a change of 10%, we do not believe that it would have a material impact on our results of operations or cash flows.

BUSINESS

Overview

              We are a biopharmaceutical company with a pipeline of product candidates that we discovered and expect to develop in collaboration with partners or on our own. We plan to commercialize our medicines primarily through partnerships with global pharmaceutical companies. In approximately seven years of operations, four product candidates discovered by us have advanced into clinical trials, one of which is currently in Phase 3 and one of which is currently in Phase 2. Further, we have seven additional product candidates discovered by us in preclinical studies. We are focused on the discovery, development and commercialization of small molecule medicines for unmet medical needs across a number of therapeutic areas including respiratory disease, bacterial infections, overactive bladder and gastrointestinal disorders. None of our products have been approved for marketing and sale to patients and we have not received any product revenue to date.

              Our strategy focuses on the discovery, development and commercialization of medicines with superior efficacy, convenience, tolerability and/or safety. By primarily focusing on biological targets that have been either clinically validated by existing medicines or by potential medicines in late-stage clinical trials, we can leverage years of available knowledge regarding a target's activity and the animal models used to test potential medicines against such targets. We move a product candidate into development after it demonstrates superiority to such medicines or drugs in animal models that we believe correlate to human clinical experience. This strategy is designed to reduce technical risk and increase productivity. We believe that we can enhance the probability of successfully developing and commercializing medicines by identifying at least two structurally different product candidates, whenever practicable, for development in each therapeutic program.

              In November 2002, we entered into a collaboration agreement with GlaxoSmithKline (GSK), a pharmaceutical company with substantial capabilities in respiratory drug development, formulation and commercialization, to develop and commercialize product candidates for the treatment of asthma and chronic obstructive pulmonary disease (COPD). These product candidates are intended to be administered via inhalation once daily both as a single new medicine and as part of a new combination medicine with an inhaled corticosteroid. Such a combination medicine could represent a "second generation" version of Advair, the current market leading medicine in this class with over $3.6 billion of sales reported by GSK in 2003. In December 2003, our lead compound, GSK 159797, and GSK's lead compound, GSK 597901, each completed a Phase 2a clinical trial. Both product candidates are undergoing further safety studies necessary before commencing Phase 2b clinical trials. GSK 159797, which was discovered by us, is currently the designated lead compound for the program.

              We entered into a strategic alliance agreement with GSK in March 2004 whereby GSK received an option to license product candidates from all of our current and future drug discovery programs initiated prior to September 1, 2007, on pre-determined terms and on an exclusive, worldwide basis. If GSK exercises its option to license any of our programs, we will receive an upfront payment, additional payments upon achievement of future milestones and royalties on any future sales. In addition, GSK would fund all of the subsequent development and commercialization costs for product candidates in such programs. Consistent with our strategy, we will be obligated at our sole cost to discover two structurally different product candidates for certain programs that GSK opts in to. In August 2004, GSK exercised its right to opt in to our long-acting muscarinic antagonist program for the treatment of COPD and informed us of its decision not to opt in to our bacterial infections program, in each case pursuant to the terms of the strategic alliance.

              In July 2007, GSK has the right to require us to redeem, and upon notice of such redemption, each stockholder (including GSK, to the extent GSK holds common stock) will automatically be deemed to have submitted for redemption, 50% of our common stock held by such stockholder at $54.25 per share. If GSK does not exercise this right, then in August 2007, each of our stockholders

(including GSK, to the extent GSK holds common stock) has the right to require us to redeem up to 50% of their common stock at $19.375 per share. In either case, GSK is obligated to pay to us the funds necessary for us to redeem the shares of common stock from our stockholders or, with respect to the shares of our common stock that are put, GSK may elect to purchase such shares directly from our stockholders. We are under no obligation to effect the call or the put until we receive such funds from GSK. GSK's ownership of our stock could increase to approximately 60% through the concurrent issuance to GSK of the number of shares of our common stock that we redeem. In addition, if GSK's ownership of our stock increases to more than 50% as a result of the call or put, GSK will receive an extension of its exclusive option to our programs initiated prior to September 1, 2012.

              Telavancin, the lead product candidate in our bacterial infection program, is a rapidly bactericidal, injectable antibiotic. We have completed seven Phase 1 clinical trials for telavancin. In January 2004, we completed the first Phase 2 clinical trial in complicated skin and soft tissue infections comparing the safety and efficacy of telavancin with current standard antibiotic therapy. In addition to continuing Phase 2 clinical trials, we initiated a Phase 3 clinical trial in complicated skin and soft tissue infections in September 2004 and currently plan to begin a Phase 3 clinical trial in hospital acquired pneumonia by the end of 2004.

              The first Phase 1 clinical trial of our lead product candidate in our overactive bladder program, TD-6301, was initiated in December 2003. We plan to initiate additional Phase 1 clinical trials in 2004.

              We presently expect to use the net proceeds of this offering, and approximately $20 million to $30 million of our existing cash and cash equivalents, to fund Phase 3 clinical trials for telavancin. We believe our existing cash, cash equivalents and marketable securities will be sufficient to fund our other operating needs for at least the next eighteen months.

              We believe that our expertise in multivalency will enable us to discover novel medicines with superior characteristics to existing medicines such as enhanced potency, duration of action and/or safety. Multivalency involves the simultaneous attachment of a single molecule to multiple binding sites on one or more biological targets. We have conducted extensive research in both relevant laboratory and animal models to demonstrate that by applying the design principles of multivalency, we can achieve significantly stronger and more selective attachment of our compounds to a variety of intended biological targets. We believe that medicines that attach more strongly and selectively to their targets will be superior to many medicines by substantially improving potency, duration of action and/or safety.

Our Programs

              We have applied our expertise in multivalency to discover product candidates and lead compounds in a wide variety of therapeutic areas. We believe that our lead product candidates have demonstrated in clinical trials and/or in relevant animal models, potential advantages such as substantial increases in potency, duration of action and/or selectivity relative to existing medicines or potential medicines in late-stage clinical trials. The table below describes the status of programs and identifies which compounds were discovered by us and are being pursued as lead product candidates, which compounds were discovered by us and are being pursued as an alternative to a lead product candidate, and which compounds were discovered by GSK and are part of the pool of compounds being pursued under our long-acting beta2 agonist (LABA) collaboration with GSK.

              In the table, under the heading "Development Status," Preclinical refers to formulation development or to safety testing in animal models required prior to initiating clinical trials. Phase 1 indicates initial clinical safety testing in healthy volunteers, or studies directed toward understanding the mechanisms of action of the drug. Phase 2 indicates clinical safety testing, dosage testing and initial efficacy testing in a limited patient population. Phase 3 indicates evaluation of clinical efficacy and safety within an expanded patient population at geographically dispersed clinical trial sites. For purposes of the table, "Development Status" indicates the most advanced stage of development that has been completed or is in process.

Our Relationship with GlaxoSmithKline

    2002 LABA Collaboration

              In November 2002, we entered into a collaboration with GSK to develop and commercialize product candidates for the treatment of asthma and COPD. Under the terms of the collaboration, each company contributed four LABA product candidates to the collaboration. Our collaboration currently has five product candidates in clinical trials; two completed Phase 2a clinical trials in the fourth quarter of 2003, one completed a Phase 1 clinical trial in the fourth quarter of 2003 and two are in Phase 1 clinical trials. The remaining three product candidates are undergoing preclinical studies.

              In connection with this collaboration, we received from GSK an upfront payment of $10 million. In addition, we sold GSK shares of our Series E preferred stock for an aggregate purchase price of $40 million. We have received $45 million in milestone payments through June 30, 2004, and may receive additional milestone payments from GSK if our LABA product candidates achieve development, regulatory or commercial milestones. If the continued development and commercialization of our LABA product candidates is successful, these payments could total up to an additional $450 million, of which $150 million would be attributable to the product candidates reaching certain sales thresholds. We will pay GSK regulatory and commercial milestone payments if a GSK

LABA product candidate reaches regulatory approval and launch. The payments to GSK in an aggregate amount not to exceed $220 million would be made if GSK files for regulatory approval and launches a medicine containing a LABA product candidate discovered by GSK. In addition, we will receive the same royalties on product sales of medicines from the LABA collaboration, regardless of whether the product candidate originated with us or with GSK. The royalty structure would result in an average percentage royalty rate in the low to mid-teens at annual net sales up to approximately $4 billion, and the average royalty rate would decline to single digits at annual net sales of more than $6 billion. Sales of single agent LABA medicines and combination LABA/inhaled corticosteroid medicines would be combined for the purposes of this royalty calculation.

    2004 Strategic Alliance

              In March 2004, we entered into a strategic alliance with GSK. Under the terms of this strategic alliance, GSK received an option to license potential new medicines from all of our current and future drug discovery and development programs initiated prior to September 1, 2007, on pre-determined terms and on an exclusive, worldwide basis. We are obligated to use diligent efforts to discover and deliver compounds for the alliance and have committed to initiating at least three new discovery programs from May 2004 through August 2007. We maintain sole decision-making authority with respect to our discovery programs, including without limitation, decisions relating to initiation and termination of discovery programs, and staffing and resource allocation between and among discovery programs.

              GSK must exercise its "opt-in" right no later than sixty days subsequent to (i) for our inhaled respiratory discovery programs, the "development candidate" stage (generally defined as the point when the lead candidate is selected for preclinical studies and preparation for entry into a Phase 1 clinical trial), or (ii) for programs other than inhaled respiratory programs, the "proof-of-concept" stage (generally defined as the successful completion of a Phase 2a clinical trial if the biological target for the drug has been clinically validated by an existing medicine, and successful completion of a Phase 2b clinical trial if the biological target for the drug has not been clinically validated by an existing medicine). GSK will have only one opportunity to opt in to each of our programs. Upon its decision to opt in to a program, GSK will be responsible for and will fund all future development, manufacturing and commercialization activities for product candidates in that program. In addition, GSK is obligated to use diligent efforts to develop and commercialize product candidates from any program that it opts in to. Consistent with our strategy, we may be obligated at our sole cost to discover two structurally different product candidates for programs that GSK opts in to. If these programs are successfully advanced through development by GSK, we will receive clinical, regulatory and commercial milestone payments and royalties on any sales of medicines developed from these programs. If a product is successfully commercialized, in addition to any royalty revenue that we receive, the total upfront and milestone payments in any given program that GSK opts in to could range from $130 million to $162 million for programs with single-agent medicines and up to $252 million for programs with both a single-agent and a combination medicine. If GSK chooses not to opt in to a program, we retain all rights to the program and may continue the program alone or with a third party. In August 2004, GSK exercised its right to opt in to our long-acting muscarinic antagonist program for the treatment of COPD and informed us of its decision not to opt in to our bacterial infections program, in each case pursuant to the terms of the strategic alliance. We received a $5.0 million payment from GSK in connection with its opt-in to our long-acting muscarinic antagonist program in August 2004. There can be no assurance that GSK will opt in to any other programs under the terms of the alliance agreement or at all, which could have an adverse effect on our business and financial condition.

              Upon entering into the strategic alliance with GSK, we received from GSK a payment of $20.0 million. At the same time, an affiliate of GSK purchased 6,387,096 shares of our Class A common stock for an aggregate purchase price of $108.9 million. The purchase of our Class A common stock increased the ownership position of our outstanding stock by GSK and GSK affiliates from approximately 6.6% to 19.7%.

              As part of the sale of our Class A common stock to an affiliate of GSK, we amended our certificate of incorporation to provide for the redemption of our common stock under certain circumstances. In July 2007, GSK has the right to require us to redeem, and upon notice, each stockholder (including GSK, to the extent GSK holds common stock) will automatically be deemed to have submitted for redemption, 50% of our common stock held by such stockholder at $54.25 per share. This right is referred to in this prospectus as the "call." If GSK does not exercise this call right, then in August 2007, each of our stockholders (including GSK, to the extent GSK holds common stock) has the right to cause us to redeem up to 50% of their common stock at $19.375 per share. This right is referred to in this prospectus as the "put." In either case, GSK is contractually obligated to pay to us the funds necessary for us to redeem the shares of common stock from our stockholders; however, GSK's maximum obligation for the shares subject to the put is capped at $525.0 million. We are under no obligation to effect the call or the put until we receive such funds from GSK. Alternatively, if our stockholders exercise the put, GSK may elect to purchase the shares of common stock that are put directly from our stockholders. GSK's ownership of our stock could increase to approximately 60% through the concurrent issuance to GSK of the number of shares of stock that we redeem. In addition, if GSK's ownership of our stock increases to more than 50% as a result of the call right or put right, GSK will receive an extension of its exclusive option to our programs initiated prior to September 1, 2012; otherwise, this exclusive option does not apply to programs initiated after September 1, 2007. For a more detailed description of the call and the put, see "Description of Capital Stock—Common Stock Call and Put Arrangements with GSK."

              Concurrent with the purchase of our Class A common stock, we entered into a governance agreement with GSK, which among other matters, (i) gives GSK the right to nominate directors to our Board of Directors, (ii) provides GSK with rights regarding certain corporate governance matters, including the right to restrict our ability to take specified significant corporate actions, such as the issuance of debt and equity securities above specified limitations, the sale of significant assets, acquisitions by us and the redemption of our common stock, and (iii) governs future acquisitions or dispositions of our securities by GSK. For a more detailed description of these rights and obligations, see "Description of Capital Stock—Governance Agreement."

Development Programs

Asthma and Chronic Obstructive Pulmonary Disease (COPD)

              We currently have two development programs directed toward asthma and COPD: our LABA collaboration with GSK and our Long-Acting Muscarinic Antagonist (LAMA) program.

    Long-Acting Beta2 Agonists for Treatment of Asthma and COPD

              Our LABA collaboration with GSK is currently developing product candidates for the treatment of asthma and COPD. These product candidates are intended to be administered via inhalation once daily for the treatment of asthma and COPD both as a single new medicine and as part of a new once-daily combination medicine with an inhaled corticosteroid. The collaboration's development program involves eight LABA product candidates that have demonstrated efficacy in relevant animal models.

              Beta2 agonists are medicines that work by relaxing the muscles that line the airways, allowing the airways (the bronchial tubes of various sizes through which air moves in and out of the lungs) to expand (known as bronchodilation) and leading to relief and/or prevention of many of the symptoms of asthma and COPD. The beta2 agonists and many other medications to treat asthma and COPD are administered by inhalation. Patients use a hand-held device to breathe in a measured amount of drug in an aerosol or dry powder spray.

              GSK is also developing a once-daily inhaled corticosteroid (ICS) to use in a new combination medicine with a once-daily LABA from the collaboration. Advair, an inhaled twice-a-day combination medicine containing a long-acting beta2 agonist and an ICS, is marketed by GSK.

    The Unmet Medical Need

              Asthma and COPD are both chronic diseases characterized by inflammation of the airways leading to limitation or obstruction of airflow and resulting in various symptoms relating to difficulty in breathing. Although many therapies are available for asthma and a growing number for COPD, reports from the National Institutes of Health indicate that these diseases remain major causes of death and disability. According to the Mattson Jack Group, a market research firm, approximately 17 million people in the United States, 15 million people in Western Europe and 5 million people in Japan have been diagnosed with asthma. In its September 2003 report, The American Lung Association estimates that 14 million people in the United States have been diagnosed with COPD. A similar number of people have been diagnosed with COPD in Western Europe and, according to the Mattson Jack Group, nearly three million people have been diagnosed with COPD in Japan. According to IMS Health data, the market for inhaled products containing long-acting beta2 agonists in the United States, Japan and Europe was approximately $4.5 billion in 2003.

              Advair is the current market-leading medicine in this class with over $3.6 billion of sales reported by GSK in 2003. It is an inhaled combination medicine consisting of a long-acting beta2 agonist (salmeterol) and an inhaled corticosteroid (fluticasone) taken twice daily. While Advair has been approved by the FDA for the treatment of asthma and COPD, it must be administered twice a day, which reduces patient compliance.

              In our LABA collaboration with GSK, we plan to develop a longer-acting beta2 agonist that can be taken as an inhaled medicine once a day and can be combined with a once-a-day inhaled corticosteroid so the combination medicine would also be taken once a day. We believe once-a-day dosing would be a significant convenience and compliance-enhancing advantage leading to improved overall clinical outcomes in patients with asthma or COPD.

    Status of Our Program

              Four of our LABA product candidates and four GSK LABA product candidates are currently in development. Two product candidates, one from each company, have completed Phase 2a clinical trials. The two Phase 2a clinical trials completed in December 2003 involved patients with asthma. These clinical trials were designed to measure bronchodilation in asthmatic patients at various times following a single dose of the product candidates compared to both placebo and salmeterol, the current market-leading long-acting beta2 agonist. These product candidates, GSK 159797 and GSK 597901, have demonstrated statistically greater bronchodilation at 24 hours compared to placebo and salmeterol. We believe these results are predictive that the beneficial effect will also be seen in patients receiving these product candidates for daily treatment. The lead product candidate in this program, GSK 159797, which was discovered by us, did not have an adverse impact on heart rate, a common side effect for beta2 agonists. A multi-dose Phase 2a clinical trial in patients with asthma is underway with respect to GSK 159797, the current lead compound, and a similar trial is expected to begin during the second half of 2004 with respect to GSK 597901, which was discovered by GSK.

              In addition, a third product candidate, discovered by GSK, completed a Phase 1 clinical trial in late 2003. Phase 1 clinical trials were initiated for the fourth and fifth product candidates in April 2004, one of which was a compound discovered by us.

              Based on GSK 159797's and GSK 597901's Phase 2 clinical trial results, Phase 2b clinical trials are currently planned for these compounds. Prior to initiation of Phase 2b clinical trials, GSK 159797 and GSK 597901 will be formulated into their proposed final commercial formulations in a dry powder inhaler. We believe that it is important for the final medicine to be delivered in a dry powder inhaler, as this has been the most successful method of delivering a combination of a long-acting beta2 agonist and an ICS. The work completed by GSK to date suggests that GSK 159797 and GSK 597901 can be formulated for delivery through a dry powder inhaler.

              GSK also has a novel once-a-day ICS in Phase 2a clinical trials. This corticosteroid may prove to be a suitable drug candidate for co-administration with the selected LABA product candidate from the collaboration in order to develop a once-a-day combination product that could represent a "second generation" version of Advair.

    Inhaled Long-Acting Muscarinic Antagonists (LAMAs) for COPD

              Among the most frequently used bronchodilators for COPD are the inhaled muscarinic antagonists. Inhaled muscarinic antagonists work by inhibiting muscarinic receptors on the bronchial airways which leads to muscle relaxation, bronchodilation and improved lung function. According to IMS Health data, the market for inhaled muscarinic antagonists in the United States, Japan and Europe was approximately $1.4 billion in 2003.

    The Unmet Medical Need

              Until recently, only one short-acting inhaled muscarinic antagonist (ipratropium) has been available in the United States, both as a single agent and in combination with the short-acting beta2 agonist albuterol. This product requires dosing four or more times per day.

              An inhaled LAMA (tiotropium or Spiriva) suitable for once-a-day dosing was launched in the United States in May 2004. Tiotropium has been available in Europe since 2002. Tiotropium produces prolonged blockage of muscarinic M3 receptors. Although blocking the M3 receptor is important for bronchodilation, there is emerging evidence that other receptor sub-types may play a role in mediating bronchodilation. In addition, after inhalation a significant amount of tiotropium reaches the systemic circulation, and, as a consequence, muscarinic M3 receptors at other sites in the body can be blocked for an extended time. We believe this systemic activity of tiotropium is the cause of bothersome side effects such as dry mouth and constipation, which have been seen more frequently with tiotropium (especially in elderly patients) than with short-acting muscarinic antagonists (which have lower systemic adsorption) or with the long-acting beta2 agonist, salmeterol.

              We are developing an inhaled LAMA designed to produce prolonged blockage of the relevant receptor sub-types while also being highly lung-selective, which means that lower concentrations of drug should get into the systemic circulation. We believe this approach will result in improved tolerability over tiotropium at doses with comparable efficacy. At higher doses, a more lung-selective LAMA might offer improved efficacy versus tiotropium with comparable or improved tolerability.

    Status of Our Program

              We designated TD-5742 our lead LAMA compound. GSK has exercised its right to opt in to our LAMA program. Further development in this program will occur under the terms and conditions of our strategic alliance with GSK and GSK is required to fund all future development, manufacturing and commercialization activities for product candidates in this program. We are obligated to discover another structurally different product candidate for this program. We expect GSK to begin preclinical studies for TD-5742 in 2004 and if those studies are successful, to initiate a Phase 1 clinical trial for this compound in 2005.

Bacterial Infections

              Despite the variety of antibiotics currently available, bacterial infections remain a significant and growing medical problem. Many of these infections are serious and require hospitalization and treatment with injectable antibiotics. The market that we are primarily targeting represents, according to IMS Health data, approximately 32 million patient treatment days with antibiotics effective against infections caused by drug resistant Gram-positive bacteria. According to IMS Health data, from 1998 to 2003, treatment days in this category grew at a rate of 12% annually. Worldwide sales in this category totaled $730 million in 2003. Vancomycin, a generic medicine, leads this portion of the injectible antibiotic market with worldwide annual sales of approximately $370 million.

    The Unmet Medical Need

              Among the most common bacterial infections are those caused by Gram-positive bacteria, which include staphylococci, streptococci and enterococci. Gram-positive infections are often serious and life-threatening. The need for more effective antibiotics is particularly acute because many Gram-positive bacterial strains, particularly many staphylococci, have become resistant to currently available antibiotics. Of particular note are infections due to methicillin-resistant Staphylococcus aureus (commonly known as MRSA). The presence of methicillin resistance typically indicates that the bacterial strain is resistant to multiple classes of antibiotics. Only a few drugs are currently available to treat MRSA infections.

              Drug resistance is especially common in hospital-acquired infections. According to the Centers for Disease Control and Prevention, an estimated 2 million patients develop hospital-acquired bacterial infections in the United States each year.

              Our lead antibiotic product candidate, telavancin, is a rapidly bactericidal, injectable antibiotic. We discovered telavancin in a research program dedicated to finding new antibiotics for serious infections due to Staphylococcus aureus (including multi-drug resistant strains) and other Gram-positive bacteria. Telavancin is multifunctional, which means that it has more than one mechanism of action against its biological target. Like the market-leading product vancomycin, telavancin inhibits the formation of the bacterial cell wall. Unlike vancomycin, however, telavancin also disrupts bacterial cell membrane integrity. We believe the additive mechanisms of action seen with telavancin speed bacterial killing while also reducing the risks of inducing resistance to telavancin or cross-resistance with other antibiotics.

    Status of Our Program

              We have completed seven Phase 1 clinical trials for telavancin which were designed to test the safety, pharmacokinetics and pharmacodynamics of the drug. In January 2004, we completed our first Phase 2 clinical trial of telavancin in complicated skin and soft tissue infections (cSSTI) comparing the safety and efficacy of telavancin with current standard antibiotic therapy. This study was a randomized, double blind exploratory comparison of telavancin versus standard therapy for the treatment of cSSTI in 169 patients. Eighty-four patients were randomized to receive telavancin at a dose of 7.5 mg/kg once a day and 83 received standard therapy (vancomycin at a dose of 1g twice a day or a semi-synthetic penicillin at a dose of 2g four times a day). The results of this trial indicated similar efficacy between telavancin and standard therapy.

              A Phase 2 clinical trial in cSSTI, identical to the first, recently completed enrollment of 233 patients. This study provides an opportunity to continue to build the safety database with telavancin as well as explore the safety and efficacy of a 10mg/kg dose of telavancin. A third Phase 2 clinical trial in Staphylococcus aureus blood stream infections (uncomplicated bacteremia) is ongoing. This trial randomizes patients to receive either telavancin 10mg/kg or standard therapy (as in the cSSTI studies). This is a trial in uncomplicated blood stream infection that includes patients with a single positive blood culture without evidence of infection in other tissues.

              In addition to continuing Phase 2 clinical trials, we initiated a Phase 3 clinical trial for telavancin in complicated skin and soft tissue infections in September 2004 and currently plan to begin a Phase 3 clinical trial in hospital acquired pneumonia by the end of 2004. In parallel with the clinical development program for telavancin, we are working to finalize commercial manufacturing processes for the active pharmaceutical ingredient and formulated drug product.

              GSK has informed us of its decision not to opt in to this program pursuant to the terms of the strategic alliance. We and GSK are free to negotiate an arrangement to pursue this program collaboratively under different terms than our strategic alliance, or we may seek to enter into a collaboration with another pharmaceutical company.

Overactive Bladder

              Overactive bladder (OAB) describes a condition with four primary symptoms: urgency (the sudden need to urinate that is difficult to defer), incontinence (leakage of urine associated with the feeling of urgency), frequency (urinating more than seven times per day) and nocturia (awakening to urinate more than once per night).

    The Unmet Medical Need

              OAB is a common condition that increases in prevalence with age. According to the Mattson Jack Group, approximately 37 million people in the United States, 31 million in Western Europe and 20 million in Japan suffer from OAB. Many patients go untreated because incontinence carries a social stigma or because patients incorrectly believe it is an inevitable and untreatable consequence of aging. This condition is also associated with other important health problems. For example, frequent urination and nocturia resulting from OAB are associated with a significantly increased risk of falls and fractures in women over the age of 65. According to IMS Health data, the market for drugs to treat OAB in the United States, Japan and Europe was approximately $1.5 billion in 2003. While large, the current market for treatment of OAB may reflect only a portion of the market potential since we believe a large number of patients suffering from this disease are currently untreated.

              OAB has been shown to impair quality of life even in patients who only have symptoms of urgency and frequency but not actual incontinence. Urgency leads to dramatic alterations in lifestyle, fear of embarrassment and proactive urination (increasing frequency).

              Current therapies for the treatment of OAB produce side effects such as dry mouth, constipation and blurred vision that limit the tolerated dosages and ultimate effectiveness of these therapies. We believe these side effects reflect the inability of current therapies to discriminate between intended and unintended biological targets.

              The results of preclinical studies in an animal model indicate that our product candidate, TD-6301, demonstrated greater inhibition of bladder contraction and less inhibition of salivation than comparable products. We believe that these results indicate that TD-6301 may be more bladder selective with respect to dry mouth than comparable products. This selectivity may result in less frequent side effects, particularly dry mouth, compared to the current market-leading medicines, but will require confirmation in human clinical trials.

    Status of Our Program

              We initiated the first Phase 1 clinical trial of TD-6301 in December 2003. The Phase 1 clinical trial assessed the safety, tolerability, and pharmacokinetics of single ascending doses of TD-6301 in healthy volunteers. TD-6301 was well-tolerated in these subjects at the doses studied. We plan to initiate additional Phase 1 clinical trials in 2004.

Gastrointestinal Motility Dysfunction

              Gastrointestinal motility dysfunction is a major contributing factor to many disorders of the gastrointestinal (GI) tract. In this context, motility refers to the speed and coordination with which the body moves food out of the stomach and through the rest of the digestive tract. Reduced GI motility can cause symptoms of bloating, nausea, pain and constipation. Prokinetics are drugs that increase GI motility.

    The Unmet Medical Need

              There are few prokinetics currently available for motility disorders of the GI tract. These disorders include constipation-predominant irritable bowel syndrome (C-IBS), chronic constipation, functional dyspepsia (defined as indigestion without heartburn) and delayed gastric (stomach) emptying.

              Novartis launched a new prokinetic (tegaserod or Zelnorm) in the United States in 2002 for the treatment of C-IBS and has submitted a supplemental New Drug Application (NDA) requesting approval of tegaserod for chronic constipation. According to Novartis Corporation, sales of tegaserod exceeded $165 million in 2003. Tegaserod exerts its prokinetic activity by stimulating the 5-HT4 receptor on the nerves that control the motility of intestinal muscles involved in normal peristalsis. The 5-HT4 receptor is one of many types of serotonin receptors found throughout the body. Tegaserod has limited selectivity for the 5-HT4 receptor. In addition, only a modest portion of the oral dose is actually absorbed by the body. The drug must be taken twice a day on an empty stomach to partially overcome this deficiency. We believe these shortcomings result in inconvenience for patients and also limit the efficacy of tegaserod.

              The goal for our program is to develop a prokinetic agent with once-a-day oral dosing and prokinetic efficacy superior to tegaserod. We have identified a series of compounds with excellent 5-HT4 receptor potency that are also highly selective with very low activity at other serotonin receptors.

    Status of Our Program

              TD-2749, our lead compound in this program, and TD-5108, our alternate compound in this program, have each met our preclinical requirements, including favorable prokinetic efficacy compared to tegaserod in relevant animal models. TD-2749 and TD-5108 will each next be tested in various preclinical studies that the regulatory authorities require before initiating Phase 1 clinical trials. If TD-2749 or TD-5108 show the required safety in these studies, we plan to initiate Phase 1 clinical trials in 2005 with respect to such compound or compounds.

Anesthesia

              Anesthesia is generally achieved using a combination of agents that together provide hypnosis (loss of consciousness), analgesia (pain relief) and areflexia (loss of reflex movement). Hypnosis can be provided by either using an intravenous drug initially (called induction) followed by inhaled gases to maintain anesthesia or by using intravenous drugs continuously for both induction and maintenance of anesthesia. At lower doses, the intravenous drugs used to achieve hypnosis in anesthesia can be used for sedation of patients in intensive care (for example, patients that need a ventilator to help them breathe) or during diagnostic or therapeutic procedures. As a group these drugs are known as sedative-hypnotics.

    The Unmet Medical Need

              The leading intravenous sedative-hypnotics, according to IMS Health data, are propofol (Diprivan) and midazolam (Versed). According to IMS Health data, the market for injectable forms of these two drugs in the United States, Japan, and Europe was approximately $936 million in 2003.

              Among the primary goals for both anesthesia and sedation is a rapid return to normal consciousness. Awakening from propofol anesthesia or sedation can be delayed and unpredictable after extended infusions. The labeling for propofol recommends periodic dose reductions to maintain the lowest effective dose. This can be difficult in practice as patients are generally receiving multiple agents, which can obscure the propofol-specific effects.

              Midazolam has less rapid offset of sedation than propofol with a somewhat reduced risk of respiratory depression. Moreover, the effects of midazolam can be reversed using an antagonist in the event of over-sedation leading to respiratory depression. In part because of these reasons, midazolam is used more frequently than propofol for sedation despite the longer recovery time.

              The goal for our program is to develop an intravenous sedative-hypnotic with more rapid and predictable emergence from anesthesia and offset of sedation than propofol. A rapid response to dose titration may also improve management of adverse events such as respiratory depression, enhancing utility of the agent in sedation. Preclinical studies indicate that our product candidate, TD-4756, provides rapid emergence from hypnosis with no increase in the time to emergence as a result of prolonged infusions.

    Status of Our Development Program

              TD-4756 has met our preclinical requirements, including showing a more rapid and predictable emergence profile than propofol in relevant animal models. We are currently working to finalize development of a formulation of TD-4756 suitable for use in clinical trials. Once this formulation work is completed, TD-4756 will be tested in the various preclinical studies that regulatory authorities require before initiating Phase 1 clinical trials.

Asthma and COPD Research Programs

              When inhaled into the lungs, both muscarinic antagonists and beta2 agonists cause bronchodilation, but by different mechanisms of action. Moreover, both classes of drugs have non-bronchodilator effects that can be complementary and beneficial in patients with COPD and perhaps in patients with severe asthma. Currently many patients are using both inhaled muscarinic antagonists and inhaled beta2 agonists (either in two separate inhalers or via the product Combivent which combines short-acting agents from the two drug classes). According to Scott-Levin (a division of Verispan), in the United States approximately 39% of patients on maintenance bronchodilator therapy are using both muscarinic antagonists and beta2 agonists.

              We are attempting to discover a long-acting inhaled bronchodilator that is bifunctional, meaning that one small molecule functions as both a muscarinic antagonist and a beta2 receptor agonist. By combining bifunctional activity and high lung selectivity, we intend to discover and develop a medicine with greater efficacy than single mechanism bronchodilators (such as tiotropium or salmeterol) and with equal or better tolerability. This bifunctional bronchodilator could potentially then serve as a basis for convenient "triple therapy" through co-formulation with an inhaled corticosteroid into one product that would deliver three complementary therapeutic effects for patients with asthma and/or COPD.

              We have identified a series of potential development candidates that we believe have the appropriate balance of muscarinic antagonist and beta2 agonist activity. These compounds have been shown in animal models to be functionally lung-selective with durations of action in the lung that would allow dosing once daily.

Multivalency

              Our proprietary approach combines chemistry and biology to efficiently discover new product candidates for validated targets using our expertise in multivalency. Multivalency refers to the simultaneous attachment of a single molecule to multiple binding sites on one or more biological targets. When compared to monovalency, whereby a molecule attaches to only one binding site, multivalency can significantly increase a compound's potency, duration of action and/or selectivity. Multivalent compounds generally consist of several individual small molecules, at least one of which is biologically active when bound to its target, joined by linking components.

              Our approach is based on an integration of the following insights:

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  Many targets have multiple binding sites and/or exist in clusters with similar or different targets;

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  Biological targets with multiple binding sites and/or those that exist in clusters lend themselves to multivalent drug design;

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  Molecules that simultaneously attach to multiple binding sites can exhibit considerably greater potency, duration of action and/or selectivity than molecules that attach to only one binding site; and

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  Greater potency, duration of action and/or selectivity provides the basis for superior therapeutic effects, including enhanced convenience, tolerability and/or safety compared to conventional drugs.

Our Strategy

              Our objective is to discover, develop and commercialize new medicines with superior efficacy, convenience, tolerability and/or safety. The key elements of our strategy are to:

              Apply our expertise in multivalency primarily to validated targets to efficiently discover and develop superior medicines in large markets.    We intend to continue to concentrate our efforts on discovering and developing product candidates for validated targets where:

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  existing drugs have levels of efficacy, convenience, tolerability and/or safety that are insufficient to meet an important medical need; and

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  we believe our expertise in multivalency can be applied to create superior product candidates that are more potent, longer acting and/or more selective than currently available medicines; and

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  there are established animal models that can be used to provide us with evidence as to whether our product candidates are likely to provide superior therapeutic benefits relative to current medicines; and

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  there is a relatively large commercial opportunity.

              Identify two structurally different product candidates in each therapeutic program whenever practicable.    We believe that we can increase the likelihood of successfully bringing superior medicines to market by identifying, whenever practicable, two product candidates for development in each program. Our second product candidates are typically in a different structural class from the first product candidate. Applying this strategy can reduce our dependence on any one product candidate and provide us with the potential opportunity to commercialize two compounds in a given area.

              Partner with global pharmaceutical companies.    Our strategy is to seek collaborations with leading global pharmaceutical companies to accelerate development and commercialization of our product candidates at the strategically appropriate time. Our GSK LABA collaboration and our GSK strategic alliance are examples of these types of partnerships.

              Leverage the extensive experience of our people.    We have an experienced senior management team with many years of experience discovering, developing and commercializing new medicines with companies such as Bristol-Myers Squibb Company, Merck & Co., Genentech, Inc., Millenium Pharmaceuticals, Inc., Pfizer Inc and GSK.

              Improve, expand and protect our technical capabilities.    We have created a substantial body of know-how and trade secrets in the application of our multivalency approach to drug discovery. We believe this is a significant asset that distinguishes us from competitors. We expect to continue to make substantial investments in multivalency and other technologies to maintain what we believe are our competitive advantages in drug discovery.

Manufacturing

              We currently rely on a small number of third-party manufacturers and our collaborative partner, GSK, to produce our compounds for clinical purposes and expect do so for commercial production of any product candidates that are approved for marketing. Commercial manufacturing of our LABA program candidates will be handled by GSK. Additionally, GSK will be responsible for the manufacturing of any product candidates associated with the programs in which it exercises its opt-in right under the strategic alliance agreement.

              We believe that we have in-house expertise to manage a network of third-party manufacturers. We believe that we will be able to continue to negotiate third party manufacturing arrangements on commercially reasonable terms and that it will not be necessary for us to develop internal manufacturing capacity in order to successfully commercialize our products. However, if we are unable to obtain contract manufacturing, or obtain such manufacturing on commercially reasonable terms, we may not be able to commercialize our products as planned.

Government Regulation

              The development and commercialization of our product candidates and our ongoing research will be subject to extensive regulation by governmental authorities in the United States and other countries. Before marketing in the United States, any medicine we develop must undergo rigorous preclinical studies and clinical trials and an extensive regulatory approval process implemented by the FDA under the Federal Food, Drug and Cosmetic Act. Outside the United States, our ability to market a product depends upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. In any country, however, we will only be permitted to commercialize our medicines if the appropriate regulatory authority is satisfied that we have presented adequate evidence of the safety, quality and efficacy of our medicines.

              Before commencing clinical trials in humans in the United States, we must submit to the FDA an Investigational New Drug application that includes, among other things, the results of preclinical studies. If the FDA approves the Investigational New Drug application, clinical trials are usually carried out in three phases and must be conducted under FDA oversight. These phases generally include the following:

              Phase 1.    The product candidate is introduced into humans and is tested for safety, dose tolerance and pharmacokinetics.

              Phase 2.    The product candidate is introduced into a limited patient population to assess the efficacy of the drug in specific, targeted indications, assess dosage tolerance and optimal dosage, and identify possible adverse effects and safety risks.

              Phase 3.    If a compound is found to be potentially effective and to have an acceptable safety profile in Phase 2 evaluations, the clinical trial will be expanded to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical study sites.

              The results of product development, preclinical studies and clinical trials must be submitted to the FDA as part of a new drug application, or NDA. The NDA also must contain extensive manufacturing information. Once the submission has been accepted for filing, the FDA typically takes one year to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies, referred to as Phase 4 studies, to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-marketing studies. The FDA has broad post-market regulatory and enforcement powers, including the ability to suspend or delay issuance of approvals, seize or recall products, withdraw approvals, enjoin violations, and institute criminal prosecution.

              If we obtain regulatory approval for a medicine, this clearance will be limited to those diseases and conditions for which the medicine is effective, as demonstrated through clinical trials. Even if this regulatory approval is obtained, a marketed medicine, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections by the FDA. Discovery of previously unknown problems with a medicine, manufacturer or facility may result in restrictions on the medicine or manufacturer, including costly recalls or withdrawal of the medicine from the market.

              We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA and other regulatory authorities have broad regulatory and enforcement powers, including the ability to suspend or delay issuance of approvals, seize or recall products, withdraw approvals, enjoin violations, and institute criminal prosecution, any one or more of which could have a material adverse effect upon our business, financial condition and results of operations.

              Outside the United States our ability to market our products will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The regulatory approval process in other countries includes all of the risks associated with FDA approval described above.

Patents and Proprietary Rights

              We will be able to protect our technology from unauthorized use by third parties only to the extent that our technology is covered by valid and enforceable patents or is effectively maintained as trade secrets. Our success in the future will depend in part on obtaining patent protection for our product candidates. Accordingly, patents and other proprietary rights are essential elements of our business. Our policy is to seek in the United States and selected foreign countries patent protection for novel technologies and compositions of matter that are commercially important to the development of our business. For proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug discovery process that involve proprietary know-how and technology that is not covered by patent applications, we rely on trade secret protection and confidentiality agreements to protect our interests. We require all of our employees, consultants and advisors to enter into confidentiality agreements. Where it is necessary to share our proprietary information or data with outside parties, our policy is to make available only that information and data required to accomplish the desired purpose and only pursuant to a duty of confidentiality on the part of those parties.

              As of June 30, 2004, we had 40 issued United States patents and have received notices of allowance for 7 other United States patent applications. As of that date, we had 75 pending patent applications in the United States and 71 granted foreign patents. We also have 18 Patent Cooperation Treaty applications that permit us to pursue patents outside of the United States and 300 foreign national patent applications. The claims in these various patents and patent applications are directed to compositions of matter, including claims covering product candidates, lead compounds and key intermediates, pharmaceutical compositions, methods of use, and processes for making our compounds along with methods of design, synthesis, selection and use relevant to multivalency in general and to our research and development programs in particular.

              United States issued patents and foreign patents generally expire 20 years after filing. The patent rights relating to televancin owned by us currently consist of 2 issued United States patents that expire between 2019 and 2021, 3 allowed United States patent applications and 7 pending United States patent applications, and counterpart patents and patent applications in a number of jurisdictions, including Europe. The patent rights relating to GSK 159797 owned by us and licensed to GSK consist of 3 issued United States patents that expire in 2019, and 3 pending United States patent applications, and counterpart patents and patent applications in a number of jurisdictions, including Europe. Nevertheless, issued patents can be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products and threaten our ability to commercialize our product candidates. Our patent position, similar to other companies in our industry, is generally uncertain and involves complex legal and factual questions. To maintain our proprietary position we will need to obtain effective claims and enforce these claims once granted. It is possible that, before any of our products can be commercialized, any related patent may expire or remain in force only for a short period following commercialization, thereby reducing any advantage of the patent. Also, we do not know whether any of our patent applications will result in any issued patents or, if issued, whether the scope of the issued claims will be sufficient to protect our proprietary position.

              We have entered into a License Agreement with Janssen Pharmaceutical pursuant to which we have licensed rights under certain patents owned by Janssen covering an excipient used in the formulation of telavancin. We believe that the general and financial terms of the agreement with Janssen are ordinary course terms. Pursuant to the terms of this license agreement, we are obligated to pay royalties and milestone payments to Janssen based on any commercial sales of telavancin. The license is terminable by us upon prior written notice to Janssen or upon an uncured breach or a liquidation event of one of the parties. We do not anticipate the royalty, milestone or other payments that may be made to Janssen under the terms of the License Agreement to be material to our financial results.

Competition

              Our research and development efforts are at an early stage. Our objective is to discover, develop and commercialize new medicines with superior efficacy, convenience, tolerability and/or safety. To the extent that we are able to develop medicines, they are likely to compete with existing drugs that have long histories of effective and safe use and with new therapeutic agents. We expect that any medicines that we commercialize with our collaborative partners or on our own will compete with existing, market-leading medicines.

              Many of our potential competitors have substantially greater financial, technical and personnel resources than we have. In addition, many of these competitors have significantly greater commercial infrastructures than we have. Our ability to compete successfully will depend largely on our ability to leverage our experience in drug discovery and development to:

  •
  discover and develop medicines that are superior to other products in the market;

  •
  attract qualified scientific, product development and commercial personnel;

  •
  obtain patent and/or other proprietary protection for our medicines and technologies;

  •
  obtain required regulatory approvals; and

  •
  successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new medicines.

              Telavancin.    We anticipate that, if approved, telavancin will compete with vancomycin, a generic drug that is manufactured by a variety of companies, as well as other drugs targeted at Gram-positive bacterial infections. These include daptomycin (marketed by Cubist Pharmaceuticals), linezolid (marketed by Pfizer Inc) and quinupristin/dalfopristin (marketed by Sanofi-Aventis and King Pharmaceutical). In addition, dalbavancin (being developed by Vicuron Pharmaceuticals) and oritavancin (being developed by Intermune, Inc.) are in late-stage clinical trials and represent potential competition for telavancin.

              GSK LABA Collaboration.    We anticipate that, if approved, any product from our LABA collaboration with GSK will compete with a number of approved bronchodilator drugs and drug candidates under development that are designed to treat asthma and COPD. These include salmeterol and fluticisone (marketed by GSK), formoterol (marketed by Novartis and AstraZeneca), and tiotropium (marketed by Boehringer Ingelheim and Pfizer Inc). In addition, QAB 149 (being developed by Novartis) is in late stage clinical trials and represents potential competition for any product from our LABA collaboration.

              Overactive Bladder.    We anticipate that, if approved, TD-6301 would compete with tolterodine (marketed by Pfizer Inc), oxybutinin (marketed by Ortho-McNeil Pharmaceutical, Inc. and Watson Pharmaceuticals) and trospium (marketed by Indevus Pharmaceuticals, Inc.). In addition, darifenacin (being developed by Novartis) and solifenacin (being developed by Yamanouchi Pharmaceutical Co., Ltd.) are in late-stage clinical trials and represent potential competition for TD-6301.

              In addition, as the principles of multivalent medicine design become more widely known and appreciated based on patent and scientific publications and regulatory filings, we expect the field to become highly competitive. Pharmaceutical companies, biotechnology companies and academic and research institutions may seek to develop product candidates based upon the principles underlying our multivalent technologies.

Employees

              As of June 30, 2004, we had 232 full-time employees, over 175 of whom were primarily engaged in research and development activities. None of our employees are represented by a labor union. We consider our employee relations to be good.

Facilities

              Our headquarters are located in South San Francisco, California, and consist of two buildings of approximately 110,000 and 60,000 square feet, respectively. The leases expire in March 2012 and may be extended for two additional five-year periods. The current annual rental expense under these leases is approximately $5.4 million, subject to annual increases. We currently sublease 35,000 square feet of this space to two separate tenants. These subleases expire in December 2004 and June 2005. We may require additional space as our business expands.

Legal Proceedings

              Currently, we are not a party to any material legal proceedings. In the future, we may become involved in litigation from time to time in the ordinary course of our business.

MANAGEMENT

              The following table sets forth our executive officers, directors and non-executive officers, their ages and the positions they held as of June 30, 2004.

Name	Age	Position
Executive Officers and Directors
Rick E Winningham	44	Chief Executive Officer and Director
Patrick P.A. Humphrey, Ph.D., D.Sc.	58	Executive Vice President, Research
Marty Glick	55	Executive Vice President, Finance and Chief Financial Officer
David L. Brinkley	46	Senior Vice President, Commercial Development
Arthur L. Campbell, Ph.D.	53	Senior Vice President, Technical Operations
Michael M. Kitt, M.D.	54	Senior Vice President, Development
Bradford J. Shafer	44	Senior Vice President, General Counsel and Secretary
A. Gregory Sturmer	41	Vice President, Finance
P. Roy Vagelos, M.D.	74	Chairman of the Board of Directors
Julian C. Baker(1)	38	Director
Jeffrey M. Drazan(1)(2)	45	Director
Robert V. Gunderson, Jr.(3)	52	Director
Arnold J. Levine, Ph.D.(2)	64	Director
Ronn C. Loewenthal(1)	45	Director
Michael G. Mullen(2)	46	Director
William H. Waltrip(2)(3)	66	Director
George M. Whitesides, Ph.D.(1)	64	Director
William D. Young(1)(3)	59	Director
Officers
Michael Conner, D.V.M.	50	Vice President, Safety Assessment/Toxicology
John Kent, Ph.D.	62	Vice President, Pharmaceutical Sciences
Edmund J. Moran, Ph.D.	42	Vice President, Medicinal Chemistry
G. Roger Thomas, Ph.D.	48	Vice President, Pharmacology

(1)
Member of Compensation Committee.

(2)
Member of Audit Committee.

(3)
Member of Nominating/Corporate Governance Committee.

Executive Officers and Directors

              Rick E Winningham joined Theravance as Chief Executive Officer and a member of our board of directors in October 2001. From 1997 to 2001 he served as President, Bristol-Myers Squibb Oncology/Immunology/Oncology Therapeutics Network (OTN) and also as President of Global Marketing from 2000 to 2001. In addition to operating responsibility for U.S. Oncology/Immunology/OTN at Bristol-Myers Squibb, Mr. Winningham also had full responsibility for Global Marketing in the Cardiovascular, Infectious Disease, Immunology, Oncology/Metabolics and GU/GI/Neuroscience therapeutic areas. Mr. Winningham held various management positions with Bristol-Myers Squibb and its predecessor, Bristol-Myers, since 1986. Mr. Winningham holds an M.B.A. from Texas Christian University and a B.S. degree from Southern Illinois University.

              Patrick P. A. Humphrey, Ph.D., D.Sc., has been our Executive Vice President, Research since April 2002. From July 2001 to April 2002 he served as our Senior Vice President, Research. Prior to joining Theravance, he was Director of the Glaxo Institute of Applied Pharmacology and Professor of

Applied Pharmacology at the University of Cambridge from 1994 until 2001. Dr. Humphrey was founding chairman of the Serotonin Club Nomenclature Committee for 5-HT Receptor Classification from 1987 until 1993 and a member of the International Union of Pharmacology (IUPHAR) Receptor Nomenclature Committee, an international authority for the classification and naming of receptors for all hormones and neurotransmitters, from 1990 to 2002. He was also on the IUPHAR Executive Committee, the parent body for all professional societies worldwide representing the discipline of pharmacology, from 1998 to 2002. Dr. Humphrey holds a D.Sc. and Ph.D. degree in Pharmacology, and a B.Pharm.Hons. degree, all from the University of London.

              Marty Glick has been our Executive Vice President, Finance since April 2000 and has served as our Chief Financial Officer since joining Theravance in 1998. Mr. Glick has announced his retirement from Theravance effective January 1, 2006 and will be working part-time starting June 30, 2005. Upon our hiring of a new Chief Financial Officer, which we plan to do by June 30, 2005, Mr. Glick will become our Executive Vice President, Strategy. From 1998 to April 2000 Mr. Glick served as our Senior Vice President, Finance. From 1987 to 1997 he was employed with Genentech, Inc., most recently as Vice President of Finance. Mr. Glick is chair of the Biotechnology Industry Organization's Tax and Finance Committee. Mr. Glick also co-founded EyeTech Pharmaceuticals, Inc., a company specializing in discovering novel drugs to treat the leading cause of blindness, and he currently serves on its board of directors. Mr. Glick earned an M.B.A. in Finance from the Kellogg School of Management at Northwestern University and a B.S.B.A. from Creighton University, where he graduated magna cum laude. Mr. Glick is also a Certified Public Accountant and a Chartered Accountant (Canada).

              David L. Brinkley joined Theravance as Senior Vice President, Commercial Development in September 2000. From 1996 to 2000 he served as Worldwide Team Leader for Viagra at Pfizer Inc. Mr. Brinkley led the team that had full responsibility for the global launch and marketing of Viagra. Mr. Brinkley joined Pfizer in 1995 through its acquisition of SmithKline's Animal Health operations before serving as director of new product planning. Mr. Brinkley held various management positions with SmithKline from 1983 to 1995. Mr. Brinkley holds an M.A. with honors in International Economics from the School of Advanced International Studies of the Johns Hopkins University and a B.A. in International Relations from Kent State University, where he graduated summa cum laude.

              Arthur L. Campbell, Ph.D., joined Theravance as Senior Vice President, Technical Operations in June 2003. During 2003, he was Vice President, BioPharma at Pfizer Inc. Prior to joining Pfizer, he was Vice President, BioPharma at Pharmacia Corporation from 2000 until 2003, with global responsibility for Protein API and Drug Product Development and API manufacturing. From 1980 to 2000 Dr. Campbell was employed with Monsanto/Searle, most recently as Vice President, Product Development, R&D. Dr. Campbell holds a Ph.D. in Medicinal Chemistry from the University of Kansas and a B.S. in Chemistry from St. Benedict's College, where he graduated cum laude.

              Michael M. Kitt, M.D., joined Theravance as Senior Vice President, Development in April 2002. From 1993 to 2002 Dr. Kitt was employed by COR Therapeutics, Inc. (now Millenium Pharmaceuticals, Inc.), most recently as Vice President, Clinical Research. Dr. Kitt holds an M.D. from the New York University School of Medicine and a B.S. in Chemistry from Polytechnic University, New York.

              Bradford J. Shafer joined Theravance as Senior Vice President, General Counsel and Secretary in August 1999. From 1996 to 1999 he served as General Counsel of Heartport, Inc., a cardiovascular medical device company. From 1993 to 1996 Mr. Shafer was a partner in the Business and Technology Group at the law firm of Brobeck, Phleger & Harrison LLP. Mr. Shafer holds a J.D. from the University of California, Hastings College of the Law, where he was Editor-in-Chief of The Hastings Constitutional Law Quarterly, and a B.A. from the University of the Pacific, where he graduated magna cum laude.

              A. Gregory Sturmer joined Theravance as Vice President, Finance in 1998. He was Corporate Controller of Vivus, Inc. from 1995 to 1998, Chief Financial Officer of Sonoma Valley Hospital, a northern California hospital from 1991 to 1995 and a manager with Arthur Andersen, LLP from 1984 to 1991. Mr. Sturmer is a Certified Public Accountant and has an M.B.A. from Pepperdine University and a B.S. from California State University, Hayward, where he graduated summa cum laude.

              P. Roy Vagelos, M.D., co-founded Theravance in 1996 and has served as Chairman of our board of directors since inception. Dr. Vagelos served as Chief Executive Officer of Merck & Co., Inc., from 1985 to 1994, and Chairman of the board of directors of Merck from 1986 until 1994. Dr. Vagelos is Chairman of the board of directors of Regeneron Pharmaceuticals, Inc. Dr. Vagelos holds an M.D. from Columbia University College of Physicians and Surgeons and an A.B. degree from the University of Pennsylvania.

              Julian C. Baker has served as a director of Theravance since January 1999. Mr. Baker is a co-founder of a biotechnology investing partnership with the Tisch Family, which he has co-managed since 1994. Mr. Baker's firm also manages multiple additional funds, collectively known as Baker Brothers Investments, which are focused on publicly traded life sciences companies. Mr. Baker was employed from 1988 to 1993 by the private equity investment arm of The First Boston Corporation and Credit Suisse First Boston, and was a founding employee of The Clipper Group, which managed $1.6 billion for First Boston and Credit Suisse. Mr. Baker is also a director of Incyte Corporation, Neurogen Corporation, Trimeris, and Genomic Health. Mr. Baker holds an A.B. from Harvard University.

              Jeffrey M. Drazan has served as a director of Theravance since December 1999. Mr. Drazan has been a General Partner with Sierra Ventures, a private venture capital firm, since 1984. Mr. Drazan currently serves as a director of several private companies. Mr. Drazan holds an M.B.A. degree from New York University's Graduate School of Business Administration and a B.S.E. degree in Engineering from Princeton University.

              Robert V. Gunderson, Jr. has served as a director of Theravance since September 1999. He is a founding partner of the law firm of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, where he has practiced since 1995. Mr. Gunderson currently serves as a director of several private companies. Mr. Gunderson holds a J.D. from the University of Chicago where he was Executive Editor of The University of Chicago Law Review. Mr. Gunderson also received an M.B.A. in Finance from The Wharton School, University of Pennsylvania and an M.A. from Stanford University.

              Arnold J. Levine, Ph.D., served as a director of Theravance from inception until February 2002. He rejoined our board of directors in June 2003. Dr. Levine is currently a professor at The Cancer Institute of New Jersey, Robert Wood Johnson School of Medicine, New Brunswick, NJ, and a professor at the Institute for Advanced Study, Princeton, NJ. He was President of The Rockefeller University from 1998 until his retirement in February 2002. He was the Harry C. Wiess Professor in Life Sciences and former Chairman of the Department of Molecular Biology at Princeton University from 1984 until 1996. Dr. Levine is a member of the board of directors of Applera Corporation and Infinity Pharmaceuticals, Inc. He is a member of the National Academy of Sciences. Dr. Levine was Editor-in-Chief of the Journal of Virology from 1984 to 1994 and is a member of scientific advisory boards of several cancer centers. Dr. Levine holds a Ph.D. in Microbiology from the University of Pennsylvania and a B.A. from Harpur College, State University of New York at Binghamton.

              Ronn C. Loewenthal has served as a director of Theravance since April 2000. Since 1997, Mr. Loewenthal has managed the personal investment portfolio of Dr. Hasso Plattner, co-founder and Chairman of SAP AG. Prior to his role with Dr. Plattner, from 1994 to 1996, Mr. Loewenthal held positions as Director of Corporate Development of PG&E Enterprises, and from 1989 to 1994 as an Investment Officer with Technology Funding, a venture capital firm. Mr. Lowenthal received his B.A. in Economics from the University of California, Santa Cruz.

              Michael G. Mullen has served as a director of Theravance since September 2002. Since 1999, Mr. Mullen has been a member of the Bellevue Group of Switzerland, which focuses on investing in public and private biotechnology companies in the United States and Europe. He currently serves as President of Bellevue Research, Inc., the United States research arm of the Bellevue Group. From 1990 to September 1999 Mr. Mullen held various positions at SG Cowen Securities, formerly Cowen & Co, including Partner, Managing Director and Senior Research Analyst in Medical Technology. Mr. Mullen currently serves as a member of the board of directors of Eyetech Pharmaceuticals, Inc., Gencell Inc. and the Indiana University Reese Fund. Mr. Mullen received his M.B.A. in Finance from the Kelley School of Business at Indiana University, Bloomington and his B.S. from Fordham University.

              William H. Waltrip has served as a director of Theravance since April 2000. Mr. Waltrip served from 1993 until 2003 as Chairman of the board of directors of Technology Solutions Company, a systems integration company, and from 1993 until 1995 he was Chief Executive Officer of that company. From 1995 to 1998 he also served as Chairman of Bausch & Lomb Inc., and during 1996 was the company's Chief Executive Officer. From 1991 to 1993 he was Chairman and Chief Executive Officer of Biggers Brothers, Inc., a food service distribution company, and was a consultant to private industry from 1988 to 1991. From 1985 to 1988 he served as President and Chief Operating Officer of IU International Corporation, a transportation, environmental and distribution company. Earlier, he had been President, Chief Executive Officer and a director of Purolator Courier Corporation. He is a member of the board of directors of Bausch & Lomb Inc., Charles River Laboratories Corporation, Teachers Insurance and Annuity Association and Thomas & Betts Corporation.

              George M. Whitesides, Ph.D., co-founded Theravance in 1996 and has served as a member of our board of directors since inception. He has been Mallinckrodt Professor of Chemistry at Harvard University since 1986. From 1982 until 1991 he was a member of the Department of Chemistry at Harvard University, and Chairman of the Department of Chemistry from 1986 until 1989. He was a faculty member of the Massachusetts Institute of Technology from 1964 until 1982. Dr. Whitesides was a 1998 recipient of the National Medal of Science. He is a member of the editorial boards of 14 scientific journals. He is also a member of the board of directors of Predicant Biosciences and Surface Logix, Inc. Dr. Whitesides holds a Ph.D. in Chemistry from the California Institute of Technology and a B.A. from Harvard University.

              William D. Young has served as a director of Theravance since April 2001. Mr. Young has been Chairman of the Board and Chief Executive Officer of Virologic, Inc. since 1999. From 1980 to 1999 Mr. Young was employed at Genentech, Inc., most recently as Chief Operating Officer. Prior to joining Genentech, Mr. Young worked at Eli Lilly and Company for 14 years and held various positions in production and process engineering, antibiotic process development and production management. He is a member of the board of directors of Biogen Idec and Human Genome Sciences. Mr. Young received his M.B.A. from Indiana University and his B.S. in Chemical Engineering from Purdue University.

Officers

              Michael Conner, D.V.M., joined Theravance in 1999 as Senior Director of Safety Assessment and Toxicology and was promoted to Vice President, Safety Assessment/Toxicology in February 2001. Prior to joining Theravance, Dr. Conner worked for ten years at Merck Research Laboratories, most recently serving as a Director of Compound Management within the Department of Safety Assessment. Dr. Conner earned a D.V.M. from the University of Georgia, a B.S. degree in Biology from the Massachusetts Institute of Technology, and completed postdoctoral fellowships at Harvard and MIT prior to serving on the faculty of Boston University School of Medicine.

              John Kent, Ph.D., joined Theravance in 2004 as Vice President, Pharmaceutical Sciences. Prior to joining Theravance, he served as a consultant to the pharmaceutical industry after leaving Allergan in 2002 as Vice President for Pharmaceutical Sciences/Services. He was employed by Allergan, Inc. from 1990 to 2002. Prior to that, he was employed by Syntex Corporation from 1970 to 1990. Dr. Kent received his Ph.D. in Pharmaceutics as well as a B.S. degree in Pharmacy from the University of Wisconsin, Madison.

              Edmund J. Moran, Ph.D., joined the Medicinal Chemistry team at Theravance in February 1998 and has held the positions of Associate Director, Director and Senior Director. He was promoted to Vice President in January 2003. Prior to joining Theravance, Dr. Moran founded the medicinal chemistry department at Ontogen Corporation in 1993 and was its first employee. Prior to joining Ontogen, Dr. Moran was an NIH postdoctoral fellow in the laboratories of Professor Peter G. Schultz at U.C. Berkeley from 1992-1993. Dr. Moran obtained his Ph.D. in Organic Chemistry from UCLA, working in the laboratories of Robert Armstrong and obtained his B.S. degree in Chemistry from the University of Connecticut.

              G. Roger Thomas, Ph.D., joined Theravance in 1998 as our Director of Pharmacology, was promoted to Senior Director, Pharmacology, and has served as our Vice President, Pharmacology, since February 2001. From 1989 to 1998, he served in a variety of scientific positions at Genentech, most recently serving as Senior Scientist in the Department of Cardiovascular Research. From 1986 to 1989 Dr. Thomas worked as Senior Scientist at The William Harvey Research Institute, London. Dr. Thomas earned a Ph.D. in Physiology/Pharmacology from the University of Strathclyde and a B.Sc. Honors degree in Pharmacology from Sunderland Polytechnic (University of Sunderland).

Election of Officers

              Our officers are elected by our board of directors on an annual basis and serve until their successors are duly elected and qualified. There are no family relationships among any of our officers or directors.

Committees of the Board of Directors

              Our board currently has three committees: the audit committee, the compensation committee and the nominating/corporate governance committee. The information set forth below assumes the completion of the proposed offering.

              Audit Committee.    The members of our audit committee are Messrs. Waltrip, Drazan, Levine and Mullen. Mr. Waltrip chairs the audit committee and is our audit committee financial expert (as is currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002). Our audit committee, among other duties:

  •
  appoints a firm to serve as independent auditor to audit our consolidated financial statements;

  •
  discusses the scope and results of the audit with the independent auditor, and reviews with management and the independent accountant our interim and year-end operating results;

  •
  considers the adequacy of our internal accounting controls and audit procedures; and

  •
  approves (or, as permitted, pre-approves) all audit and non-audit services to be performed by the independent auditor.

The audit committee has the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors must be approved in advance by our audit committee. We believe that the composition of our audit committee meets the requirements for independence under the current Nasdaq National Market and SEC rules and regulations.

              Compensation Committee.    The members of our compensation committee are Messrs. Young, Whitesides, Baker, Drazan and Loewenthal. Mr. Young chairs the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

  •
  reviewing and recommending approval of compensation of our executive officers;

  •
  administering our stock incentive and employee stock purchase plans; and

  •
  reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

              Nominating/Corporate Governance Committee.    The members of our nominating/corporate governance committee are Messrs. Waltrip, Gunderson and Young. Mr. Waltrip chairs the nominating/corporate governance committee. Our nominating/corporate governance committee identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors, conducts searches for appropriate directors, and evaluates the performance of our board of directors and of individual directors. The nominating/corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board concerning corporate governance matters.

Director Compensation

              On April 28, 2004, the compensation committee of our board of directors adopted a compensation program for outside directors. Pursuant to this program, each member of our board of directors who is not our employee will receive a $25,000 annual retainer as well as $1,000 for each board meeting attended in person ($500 for meetings attended by video or telephone conference). The chairperson of the compensation committee and the nominating/corporate governance committee will receive $2,000 for each committee meeting attended in person ($1,000 for meetings attended by video or telephone conference), and the chairperson of the audit committee will receive $3,000 for each audit committee meeting attended in person ($1,500 for meetings attended by video or telephone conference).

              Under the director compensation program adopted on April 28, 2004, members of our board of directors who are not our employees will also receive equity incentives. Each independent director who joins our board of directors after April 28, 2004 will receive a nonstatutory stock option exercisable for 25,806 shares of common stock with an exercise price equal to the then fair market value per share of our common stock. This stock option will vest in two equal annual installments of 12,903 shares on the first and second anniversaries of his or her date of election or appointment to our board of directors. On April 28, 2004, each of Messrs. Baker, Drazan, Gunderson, Levine, Lowenthal, Mullen, Waltrip, Whitesides and Young, the current non-employee members of our board of directors, was granted a fully-vested nonstatutory stock option exercisable for 25,806 shares of common stock with an exercise price of $9.69 per share. In addition, at each annual meeting beginning in 2005, each non-employee member of our board of directors will receive a fully-vested nonstatutory stock option exercisable for 12,903 shares of common stock with an exercise price equal to the then fair market value per share of our common stock. Options granted under the director compensation program will not be exercisable before September 1, 2007 and will have a term of 10 years.

              Dr. Vagelos receives annual compensation of approximately $82,500 for his service as Chairman of our board of directors. In addition, Dr. Vagelos is entitled to receive option grants in each of 2003, 2004 and 2005 for a number of shares equal to 125% of the number of shares granted to Mr. Winningham in each of those years, provided that Dr. Vagelos continues to provide a high level of involvement and exceptional contributions to our business. On January 24, 2003, we granted an option to Dr. Vagelos to purchase 141,129 shares of our common stock at an exercise price of $3.10 per share. The option is exercisable for all of the shares. Provided Dr. Vagelos remains in our service, the option shares will vest over four years. On March 29, 2004, we granted an option to Dr. Vagelos to purchase 416,129 shares of our common stock at an exercise price of $9.69 per share. Provided Dr. Vagelos remains in our service, the option will become exercisable for 40% of the shares on September 2, 2007, for 30% of the shares on March 29, 2008, and for 30% of the shares on March 29, 2009. The 2004 option will vest in full if we are acquired and Dr. Vagelos ceases service with us due to involuntary termination. A transaction by which GSK acquires less than 100% our stock or assets will not be considered an acquisition that would trigger the foregoing acceleration provision.

Compensation Committee Interlocks and Insider Participation

              The current members of our compensation committee of our board of directors are Messrs. Young, Whitesides, Baker, Drazan and Loewenthal. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Executive Compensation

              The following table sets forth the compensation earned by the individual who served as our chief executive officer in 2003 and the four other highest paid executive officers whose salary and bonus exceeded $100,000 for services rendered in all capacities to us during the fiscal year ended December 31, 2003. We use the term "named executive officers" to refer to these people later in this prospectus. No other executive officers who would have otherwise been includable in the following table on the basis of salary and bonus earned for the year ended December 31, 2003 have been excluded by reason of their termination of employment or change in executive status during that year.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Salary($)	Bonus($)		Other Annual Compensation($)		Securities Underlying Options(#)
Rick E Winningham Chief Executive Officer	$622,917	$359,375		—		177,419
Patrick P.A. Humphrey Executive Vice President, Research	325,194	150,099		$48,413	(2)	59,515
Marty Glick Executive Vice President, Finance and Chief Financial Officer	309,030	142,611		—		33,709
Michael Kitt Senior Vice President, Development	288,865	100,093		—		51,612
Bradford J. Shafer Senior Vice President, General Counsel	278,863	243,517	(1)	—		29,032

(1)
Includes $147,000 of loan principal that was forgiven by us in 2003.

(2)
Includes imputed interest of $30,019, tax preparation fees of $1,847, and travel expenses and associated taxes for spouse of $16,547.

Option Grants in Last Fiscal Year

              The following table lists each grant of stock options during fiscal year 2003 to the named executive officers. No stock appreciation rights have been granted to these individuals.

              The shares subject to each option listed in the table vest monthly over four years from the grant date, except that the second options granted to Mr. Humphrey, Mr. Kitt and Mr. Winningham vest monthly over four years beginning 18 months after the grant date. Options may vest on an accelerated basis as described below under "Severance and Change of Control Arrangements."

              In addition to the options listed in the table, we granted options to purchase the number of shares indicated to the named executive officers on March 29, 2004: Mr. Winningham: 416,129, Mr. Humphrey: 203,225, Mr. Glick: 203,225, Mr. Kitt: 96,774, and Mr. Shafer: 96,774. Each of these options has an exercise price of $9.69 per share and becomes exercisable as follows: for 40% of the shares on September 2, 2007, 30% of the shares on March 29, 2008 and 30% of the shares on March 29, 2009. In addition, we granted Mr. Glick an option to purchase 64,516 shares, with an exercise price of $9.69 per share. The option will vest in three equal annual installments on March 29, 2005, 2006 and 2007, but will not be exercisable before September 1, 2007. The options will vest in full if we are acquired and the officer ceases employment with us due to involuntary termination. A transaction by which GSK acquires less than 100% our stock or assets will not be considered an acquisition that would trigger the foregoing acceleration provision.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Securities Underlying Options Granted	Percent of Total Options Granted To Employees In Fiscal Year(1)
Name			Exercise Price(2)	Expiration Date
					5%	10%
Rick E Winningham	112,903	5.74%	$3.10	1/24/2013	$2,224,700	$3,749,779
	64,516	3.28%	$3.10	1/24/2013	$1,271,257	$2,142,731
Patrick P.A. Humphrey	33,709	1.71%	$3.10	1/24/2013	$664,220	$1,119,557
	25,806	1.31%	$3.10	1/24/2013	$508,495	$857,079
Marty Glick	33,709	1.71%	$3.10	1/24/2013	$664,220	$1,119,557
Michael Kitt	25,806	1.31%	$3.10	1/24/2013	$508,495	$857,079
	25,806	1.31%	$3.10	1/24/2013	$508,495	$857,079
Bradford J. Shafer	29,032	1.48%	$3.10	1/24/2013	$572,062	$964,222

(1)
The figures representing percentages of total options granted to employees in the last fiscal year are based on a total of 1,965,896 shares underlying options granted to our employees during fiscal year 2003.

(2)
The exercise price of each option granted was equal to the fair market value of our common stock as valued by our board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

(3)
The amounts shown in the table above as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Potential realizable values in the table above are calculated by:

  •
  Multiplying the number of shares of our common stock subject to the option by the assumed initial public offering price per share of $14.00.

  •
  Assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the balance of the term of the option.

  •
  Subtracting from that result the total option exercise price.

  The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Option exercises and fiscal year-end values

              The following table sets forth the number of vested and unvested shares covered by options as of December 31, 2003 and the year-end value of options as of December 31, 2003 for the named executive officers. No options were exercised by our named executive officers in 2003.

			Value of Unexercised in-the-Money Options at December 31, 2003(1)
	Number of Securities Underlying Unexercised Options at December 31, 2003
Name
	Vested	Unvested	Vested	Unvested
Rick E Winningham	445,228	506,384	$2,577,979	$3,594,568
Patrick P.A. Humphrey	217,402	229,210	1,232,168	1,535,864
Marty Glick	103,692	25,984	620,543	283,215
Michael Kitt	104,703	172,715	605,332	1,193,510
Bradford J. Shafer	25,873	45,094	177,742	368,279

(1)
Amounts presented under the caption "Value of Unexercised in-the-Money Options at December 31, 2003" are based on the assumed initial public offering price of $14.00 per share minus the exercise price, multiplied by the number of shares subject to the stock option, without taking into account any taxes that might be payable in connection with the transaction.

Employment Agreements

              On August 23, 2001, we extended an offer to Mr. Winningham to become our Chief Executive Officer. The agreement provides for an annual salary of $600,000 and that Mr. Winningham is eligible to receive a bonus of up to 50% of his salary and additional bonuses based on extraordinary accomplishments at the discretion of our board of directors. The agreement provides that if Mr. Winningham's service is terminated without cause, he will receive a lump-sum severance payment of 24 months salary plus two times his current target bonus. The agreement also provides that Mr. Winningham may borrow up to $3,750,000 from us pursuant to an interest-free loan to purchase a residence. Mr. Winningham elected to borrow such funds in July 2002. Under the agreement, we agreed to share with Mr. Winningham any loss or profit realized on the sale of his principal residence if he remained employed by us through 2006. The loan was secured by a second deed of trust on the residence and a pledge of any shares acquired pursuant to the exercise of certain of his stock options. This loan was forgiven and the home equity sharing arrangement was terminated on June 4, 2004 in recognition of Mr. Winningham entering into a lock-up agreement with us and GSK pursuant to which he has agreed not to sell or transfer 50% of the shares purchasable under all of his options and agreed not to put a portion of the shares purchasable under his options. Also, Mr. Winningham agreed to deposit 129,032 shares of common stock purchasable under an option into escrow if he exercises the option prior to September 7, 2007. Should Mr. Winningham leave our employ due to voluntary resignation or a termination by us for cause, then he will forfeit any of these shares deposited into escrow. Subject to continued employment, we will release any shares from escrow over the following periods: 25% on December 31, 2005, 25% on December 31, 2006, and the balance on September 7, 2007 and will release the shares immediately should Mr. Winningham die or leave our employ due to disability. We also agreed to pay Mr. Winningham a bonus equal to the amount of additional income and employment taxes that he will incur upon the loan being forgiven. See the section entitled "Certain Relationships and Related Party Transactions."

              On April 6, 2001, we extended an offer to Dr. Humphrey to become our Senior Vice President of Research. The agreement provides that Dr. Humphrey is eligible to receive a bonus of up to 30% of his salary. The agreement provides that we will pay 50% of Dr. Humphrey's housing rental costs or that Dr. Humphrey may borrow up to $1,000,000 from us pursuant to an interest-free loan to purchase a residence. Dr. Humphrey elected to borrow such funds in February 2002. The loan was secured by a deed of trust on the residence and a pledge of any shares acquired pursuant to the exercise of certain of his stock options. This loan was forgiven on June 4, 2004 in recognition of Dr. Humphrey entering into a lock-up agreement with us and GSK pursuant to which he has agreed not to sell or transfer 50% of the shares purchasable under all of his options and agreed not to put a portion of the shares purchasable under his options. Also, Dr. Humphrey agreed to deposit 62,696 shares of common stock purchasable under options into escrow if he exercises the options prior to September 7, 2007. Should Dr. Humphrey leave our employ due to voluntary resignation or a termination by us for cause, then he will forfeit any of these shares deposited into escrow. Subject to continued employment, we will release any shares from escrow over the following periods: 25% on December 31, 2005, 25% on December 31, 2006, and the balance on September 7, 2007 and will release the shares immediately should Dr. Humphrey die or leave our employ due to disability. We also agreed to pay Dr. Humphrey a bonus equal to the amount of additional income and employment taxes that he will incur upon the loan being forgiven. See the section entitled "Certain Relationships and Related Party Transactions."

              We agreed with Mr. Glick, our Executive Vice President of Finance and Chief Financial Officer, that if Mr. Glick remained employed by us until April 1, 2003, which he did, then all of the options granted to him through April 29, 2000 will remain exercisable for the full 10-year term.

              We have entered into an agreement dated September 10, 2004 with Mr. Glick, our Executive Vice President of Finance and Chief Financial Officer, in contemplation of his retirement on January 1, 2006 and in order to facilitate the orderly transition of the leadership of our finance and administration function to a new Chief Financial Officer during 2005. The agreement provides that if Mr. Glick remains employed by us on a full-time basis through June 30, 2005 and on a part-time basis through December 31, 2005, and provides consulting services through December 31, 2006, Mr. Glick will fully vest in 33,709 shares underlying options granted on January 24, 2003 and will vest in 105,160 shares underlying 267,741 options granted on March 29, 2004. In addition, we will extend the time he has to exercise certain options following his cessation of service. The Company would recognize compensation expense if Mr. Glick remains employed through December 31, 2005 and the time for Mr. Glick to exercise his options is extended. Furthermore, the Company would recognize additional compensation expense if Mr. Glick remains as a consultant through December 31, 2006. We have agreed that we will not terminate Mr. Glick's employment except for cause. In exchange, Mr. Glick has agreed to provide a release of potential claims and to refrain from serving as an officer or employee to competing businesses during the period he is employed by or providing services to us. Under the agreement, we will continue to pay Mr. Glick his current salary of $27,127 per month through June 30, 2005 and then a salary of $3,750 per month thereafter. Mr. Glick will also remain eligible to receive his bonus for 2004 and 50% of his target bonus for 2005.

              On June 30, 2000, David Brinkley became our Senior Vice President of Commercial Development. Mr. Brinkley's offer letter provides that he is eligible to receive a bonus of up to 30% of his salary. Pursuant to the agreement, Mr. Brinkley borrowed $230,000 from us pursuant to an interest-free loan to purchase a residence.

Severance and Change of Control Arrangements

              The compensation committee of the board of directors, as plan administrator of the 2004 Equity Incentive Plan, has the authority to provide for accelerated vesting of the shares of common stock subject to outstanding options held by the officers named in the Summary Compensation Table and any other person in connection with certain changes in control of Theravance. In connection with our adoption of the 2004 Equity Incentive Plan, we have provided that upon a change in control of Theravance, each outstanding option and all shares of restricted stock will generally not accelerate vesting unless the surviving corporation does not assume the option or award or replace it with a comparable award. If options or awards are assumed or replaced by the surviving corporation, they will become fully exercisable and fully vested if the holder's employment or service is terminated without cause within three months before or twenty-four months following a change in control. Options granted before 2004 will vest as if the optionee had completed an additional 12 months of service if we are acquired and the officer ceases employment with us due to involuntary termination.

              Our board of directors has entered into a change in control severance plan for the benefit of our officers. Under the change in control severance plan, an officer is entitled to a lump sum cash payment equal to 100% of his highest rate of base salary and target bonus plus a pro-rated portion of the year's target bonus if he is involuntarily terminated other than for misconduct within three months prior to or twenty-four months following a change in control. The severance benefit for each of our senior vice presidents will be equal to 150% of the highest rate of base salary and target bonus plus a pro-rated portion of the year's target bonus. The severance benefit for our chief executive officer and each of the executive vice presidents will be equal to 200% of their highest rate of base salary and target bonus plus a pro-rated portion of the year's target bonus. All officers are also entitled to continuation of all health and other welfare benefits for twelve to twenty-four months, as applicable, or such time as the individual is re-employed with comparable insurance benefits. All payments will include additional amounts covering any applicable parachute excise taxes incurred on a change in control as a result of payments under the severance agreement, due to acceleration of vesting of options, or otherwise. A change in control includes (other than any transaction by which GSK acquires less than all of our shares or our assets):

  •
  a merger of Theravance after which our stockholders own 50% or less of the surviving corporation or its parent company;

  •
  a sale of all or substantially all of our assets;

  •
  a proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

  •
  an acquisition of 35% or more of our outstanding stock by any person or group, other than a person related to Theravance, such as a holding company owned by our stockholders.

Equity Benefit Plans

2004 Equity Incentive Plan

              Our 2004 Equity Incentive Plan was adopted by our board of directors on May 27, 2004 and has been approved by our stockholders. The 2004 Equity Incentive Plan will become effective on the effective date of the registration statement of which this prospectus is a part.

              No further option grants will be made under our 1997 Stock Plan or the Long-Term Stock Option Plan after this offering. The options outstanding after this offering under the 1997 Stock Plan and the Long-Term Stock Option Plan will continue to be governed by their existing terms, except that our board of directors has elected to extend the change in control acceleration feature of the 2004 Equity Incentive Plan, described below, to awards outstanding under these two plans.

              Share Reserve.    We have reserved 3,700,000 shares of our common stock for issuance under the 2004 Equity Incentive Plan, plus the number of shares remaining available for issuance under our 1997 Stock Plan and Long-Term Stock Option Plan, of which no more than 2,000,000 shares may be issued as direct stock awards. In general, if options or shares awarded under the 1997 Stock Plan, the Long Term Stock Option Plan, or the 2004 Equity Incentive Plan are forfeited or repurchased, then those options or shares will again become available for awards under the 2004 Equity Incentive Plan.

              Administration.    The compensation committee of our board of directors administers the 2004 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to our 2004 Equity Incentive Plan. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

              Eligibility.    Employees, members of our board of directors and consultants are eligible to participate in our 2004 Equity Incentive Plan.

              Types of Award.    Our 2004 Equity Incentive Plan provides for the following types of awards:

  •
  incentive and nonstatutory stock options to purchase shares of our common stock;

  •
  restricted shares of our common stock; and

  •
  stock appreciation rights and stock units.

              Options and Stock Appreciation Rights.    The exercise price for options granted under the 2004 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using cash or, if permitted by the committee:

  •
  shares of common stock that the optionee already owns;

  •
  a full-recourse promissory note;

  •
  an immediate sale of the option shares through a broker approved by us; or

  •
  a loan from a broker approved by us, secured by the option shares.

A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights granted under the 2004 Equity Incentive Plan shall be determined by the compensation committee. The settlement value of the stock appreciation right may be paid in cash or shares of common stock. Options and stock appreciation rights vest at the times determined by the compensation committee. In most cases, our options and stock appreciation rights will vest over a four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted. The compensation committee may provide for a longer term except that options and stock appreciation rights generally expire earlier if the participant's service terminates earlier. No participant may receive options or stock appreciation rights under the 2004 Equity Incentive Plan covering more than 1,500,000 shares in one calendar year, except that a newly hired employee may receive options or stock appreciation rights covering up to 2,000,000 shares in the first year of employment.

              Restricted Shares and Stock Units.    Restricted shares may be awarded under the 2004 Equity Incentive Plan in return for, as determined by the committee:

  •
  cash;

  •
  a full-recourse promissory note;

  •
  services already provided to us; and

  •
  in the case of treasury shares only, services to be provided to us in the future.

Restricted shares vest at the times determined by the compensation committee. Stock units may be awarded under the 2004 Equity Incentive Plan. No cash consideration shall be required of the award recipients. Stock units may be granted in consideration of a reduction in the recipient's other compensation or in consideration of services rendered. Each award of stock units may or may not be subject to vesting and vesting, if any, shall occur upon satisfaction of the conditions specified by the compensation committee. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of both.

              Change in Control.    If a change in control of Theravance occurs, an option or award under the 2004 Equity Incentive Plan will generally not accelerate vesting unless the surviving corporation does not assume the option or award or replace it with a comparable award. Generally, an option or award that is assumed or replaced on a change in control will become fully exercisable and fully vested if the holder's employment or service is involuntarily terminated without cause within three months before or twenty-four months following the change in control. A change in control includes:

  •
  a merger of Theravance after which our own stockholders own 50% or less of the surviving corporation or its parent company;

  •
  a sale of all or substantially all of our assets;

  •
  a proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

  •
  an acquisition of 35% or more of our outstanding stock by any person or group, other than a person related to Theravance, such as a holding company owned by our stockholders.

A transaction by which GSK acquires less than 100% of our stock or assets will not be considered a change in control. We will pay any applicable excise parachute taxes resulting from the acceleration of our officers' options or awards.

              Automatic Option Grant Program.    On April 28, 2004, our board of directors approved a program of automatic option grants for non-employee directors under the 2004 Equity Incentive Plan on the terms specified below:

  •
  Each non-employee director who first joins our board of directors after the effective date of the 2004 Equity Incentive Plan will receive an initial option for 25,806 shares. The initial grant of this option will occur when the director takes office. The option will vest in two equal annual installments.

  •
  At the time of each of our annual stockholders' meetings, beginning in 2005, each non-employee director who will continue to be a director after that meeting will automatically be granted an option for 12,903 shares of our common stock. However, a new non-employee director who is receiving the initial option will not receive this option in the same calendar year. The options will be fully vested at grant.

  •
  A non-employee director's option granted under this program will become fully vested upon a change in control of Theravance.

  •
  The exercise price of each non-employee director's option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee director's options have a 10-year term, except that they expire one year after the director leaves the board of directors (three years if the departure from the board of directors occurred before September 1, 2007) or three years after the director leaves the board of directors due to retirement, if the ten-year term has not expired.

              Amendments or Termination.    Our board of directors may amend or terminate the 2004 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable laws, regulations or rules require it. The 2004 Equity Incentive Plan will continue in effect indefinitely, unless the board of directors decides to terminate the plan.

Employee Stock Purchase Plan

              Our Employee Stock Purchase Plan was adopted by our board of directors on May 27, 2004 and has been approved by our stockholders. The Employee Stock Purchase Plan will become effective on such date on or after the effective date of the registration statement of which this prospectus is a part as is determined by our board of directors. Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code.

              Share Reserve.    We have reserved 325,000 shares of our common stock for issuance under the plan.

              Administration.    The compensation committee of our board of directors will administer the plan.

              Eligibility.    All of our employees are eligible to participate if we employ them for more than 20 hours per week and for more than five months per year. However, at the current time, officers are excluded from participation in this plan. Eligible employees may begin participating in the Employee Stock Purchase Plan at the start of any offering period.

              Offering Periods.    Each offering period lasts a maximum of 27 months, and a new offering period begins every three or six months, as determined by our board of directors. Overlapping offering periods generally start on February 1, May 1, August 1, and November 1 of each year. If elected by our board of directors, the first offering period may start on or following the effective date of this offering and end no more than 27 months later.

              Amount of Contributions.    Our Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee's payroll deductions may not exceed 15% of the employee's cash compensation. Purchases of our common stock will generally occur on January 31, April 30, July 31 and October 31 of each year, except that the first purchase will occur at least 6 months after the date of this prospectus. Each participant may purchase up to the number of shares determined by our board of directors on any purchase date, not to exceed 2,500 shares. The value of the shares purchased in any calendar year may not exceed $25,000.

              Purchase Price.    The price of each share of common stock purchased under our Employee Stock Purchase Plan will not be less than 85% of the lower of:

  •
  the fair market value per share of common stock on the date immediately before the first day of the applicable offering period, or

  •
  the fair market value per share of common stock on the purchase date.

              Other Provisions.    Employees may end their participation in the Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with Theravance. If a change in control of Theravance occurs, our Employee Stock Purchase Plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors may amend or terminate the Employee Stock Purchase Plan at any time. Our chief executive officer may also amend non-material provisions of the plan. If our board of directors increases the number of shares of common stock reserved for issuance under the plan, except for the automatic increases described above, it must seek the approval of our stockholders.

Limitation of Liability and Indemnification of Officers and Directors

              Upon the closing of this offering, we will adopt and file a new amended and restated certificate of incorporation and will amend and restate our bylaws. Our new amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of us. In addition, the new amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We maintain liability insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify our directors and officers.

              In addition, we have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or officer. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe provisions in our new amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

PRINCIPAL STOCKHOLDERS

              The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of June 30, 2004 and as adjusted to reflect the sale of the shares of common stock in this offering by:

  •
  each person known by us to be the beneficial owner of more than 5% of our common stock;

  •
  our named executive officers;

  •
  each of our directors; and

  •
  all executive officers and directors as a group.

              Unless otherwise indicated, to our knowledge, each stockholder possesses sole voting and investment power over the shares listed, except for shares owned jointly with that person's spouse.

              Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as noted by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and affiliates of Lehman Brothers Inc. own 1,475,856 and 1,383,084 shares of our common stock, respectively, which each acquired in private transactions prior to September 2000.

              This table lists applicable percentage ownership based on 45,426,727 shares of common stock (including 8,967,741 shares of Class A common stock beneficially owned by GlaxoSmithKline plc) outstanding as of June 30, 2004, and also lists applicable percentage ownership based on 50,993,495 shares of common stock outstanding after the closing of the offering. The number of shares of common stock to be outstanding after the offering is based on shares of common stock outstanding as of June 30, 2004 plus 5,200,000 shares of common stock sold in this offering and 9,334,509 shares of Class A common stock beneficially owned by GlaxoSmithKline plc (including the 366,768 shares we expect GSK to purchase concurrently with this offering). Options and warrants to purchase shares of our common stock that are exercisable within 60 days of June 30, 2004, are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Before Offering	After Offering(2)
5% Stockholders
GlaxoSmithKline plc(3) 980 Great West Road Brentford Middlesex TW8 9GS United Kingdom	8,967,741	19.7%	18.3%
Sierra Ventures VI, L.P.(4) 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025	2,943,028	6.5	5.8
P. Roy Vagelos, M.D.(5)	2,361,384	5.2	4.6

Biotech Growth S.A. Swiss Bank Tower Obarie Street, Panama 1 Republic of Panama	2,007,168	4.4	3.9
Executive Officers and Directors
Rick E Winningham(6)	1,367,739	3.0	2.7
Marty Glick(7)	663,220	1.5	1.3
Patrick P.A. Humphrey(8)	649,835	1.4	1.3
Bradford J. Shafer(9)	402,415	*	*
Michael M. Kitt, M.D.(10)	374,188	*	*
P. Roy Vagelos, M.D.	2,361,384	5.2	4.6
Julian C. Baker(11)	125,742	*	*
Jeffrey M. Drazan(12)	2,984,963	6.6	5.9
Robert V. Gunderson, Jr.(13)	138,099	*	*
Arnold J. Levine, Ph.D.(14)	96,773	*	*
Ronn C. Loewenthal(15)	656,840	1.4	1.3
Michael G. Mullen(16)	2,032,974	4.5	4.0
William H. Waltrip(17)	58,064	*	*
George M. Whitesides, Ph.D.(18)	808,382	1.8	1.6
William D. Young(19)	58,064	*	*
All executive officers and directors as a group (15 persons)(20)	12,778,682	28.1	25.1

*
Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)
Unless otherwise indicated, the address for each beneficial owner is c/o Theravance, Inc., 901 Gateway Boulevard, South San Francisco, California 94080.

(2)
Percentage ownership after the offering assumes that none of the principal stockholders will purchase shares in this offering, with the exception of GSK's expected purchase of 366,768 shares of Class A common stock concurrently with the closing of the offering.

(3)
Includes 2,580,645 shares of Class A common stock held of record by Glaxo Group Limited plc. Also includes 6,387,096 shares of Class A common stock held of record by SmithKline Beecham Corporation. Glaxo Group Limited plc and SmithKline Beecham Corporation each are wholly-owned subsidiaries of GlaxoSmithKline plc. Percentage of shares beneficially owned by GlaxoSmithKline plc after the offering is based on its beneficial ownership of 9,334,509 shares of Class A common stock, which includes the 366,768 shares of Class A common stock that we expect GSK to acquire concurrently with the closing of the offering.

(4)
Includes 2,685,468 shares held of record by Sierra Ventures VI, L.P. and 257,560 shares held of record by SV Associates VI, L.P. in nominee name. SV Associates VI, L.P. is the general partner of Sierra Ventures VI, L.P. Management of the business affairs of SV Associates VI, L.P., including the decisions respecting disposition and voting of investments, is by majority decision of its general partners, Jeffrey M. Drazan, David C. Schwab and Peter C. Wendell.

(5)
Includes 770,967 shares issuable upon exercise of stock options of which 322,500 are not exercisable until September 2, 2007. Also includes 96,774 shares held of record by the Marianthi Foundation, of which Dr. Vagelos is a founder and current director. Also includes 258,064 shares held of record by the Vagelos 2004 Grantor Retained Annuity Trust, 38,709 shares held of record by the Cara Diana Roberts Trust, 38,709 shares held of record by the Olivia Sophia Vagelos Trust, 38,709 shares held of record by the Lydia Joan Roberts Trust, 38,709 shares held of record by the Alexa E. Masseur Irrevocable Trust, 38,709 shares held of record by the 2004 Vagelos Grandchild Irrevocable Trust and 38,709 shares held of record by the Emma B. Vagelos Irrevocable Trust, each of which Dr. Vagelos is the trustee. Also includes 126,988 shares subject to repurchase by us if Dr. Vagelos ceases to serve as a director.

(6)
Includes 1,367,739 shares issuable upon exercise of stock options, 322,500 of which are not exercisable until September 2, 2007.

(7)
Includes 365,157 shares issuable upon exercise of stock options, 267,741 of which are not exercisable until September 2, 2007. Also includes 20,833 shares subject to repurchase by us if Mr. Glick is no longer employed by us.

(8)
Includes 649,835 shares issuable upon exercise of stock options, 203,225 of which are not exercisable until September 2, 2007.

(9)
Includes 167,739 shares issuable upon exercise of stock options, 96,744 of which are not exercisable until September 2, 2007. Also includes 228,224 shares held of record by the Bradford J. Shafer Revocable Living Trust Dated 10/30/97. Also includes 15,680 shares subject to repurchase by us if Mr. Shafer is no longer employed by us. Also includes 6,451 shares held in trust for the benefit of Mr. Shafer's children.

(10)
Includes 354,834 shares issuable upon exercise of stock options, 96,744 of which are not exercisable until September 2, 2007. Also includes 10,214 shares subject to repurchase by us if Dr. Kitt is no longer employed by us.

(11)
Includes 58,064 shares issuable upon exercise of stock options, 25,806 of which are not exercisable until September 2, 2007. Also includes 67,678 shares held of record by FBB Associates, a partnership in which Mr. Baker has shared voting and investment power.

(12)
Includes 25,806 shares issuable upon exercise of stock options, 25,806 of which are not exercisable until September 2, 2007. Also includes 2,685,468 shares held of record by Sierra Ventures VI, L.P. and 257,560 shares held of record by SV Associates VI, L.P. in nominee name. SV Associates VI, L.P. is the general partner of Sierra Ventures VI, L.P. Mr. Drazan is one of the general partners, in addition to David C. Schwab and Peter C. Wendell, of SV Associates VI, L.P. and exercises shared voting and investment power over the shares held by the Sierra entities. Mr. Drazan disclaims beneficial ownership of the shares held by Sierra Ventures VI, L.P. and Sierra Ventures Associates VI, L.P. except to the extent of his pecuniary interest therein.

(13)
Includes 25,806 shares issuable upon exercise of stock options, 25,806 of which are not exercisable until September 2, 2007. Also includes 62,346 shares held of record by G&H Partners and 17,689 shares held by Marshall & Ilsley for the benefit of G&H Partners. Mr. Gunderson is one of the general partners, in addition to Scott C. Dettmer and Brooks Stough, of G&H Partners and exercises shared voting and investment power over the shares held by G&H Partners. Mr. Gunderson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in G&H Partners.

(14)
Includes 25,806 shares issuable upon exercise of stock options, 25,806 of which are not exercisable until September 2, 2007.

(15)
Includes 58,064 shares issuable upon exercise of stock options, 25,806 of which are not exercisable until September 2, 2007. Also includes 598,776 shares held of record by Dr. Hasso Plattner, for whom Mr. Loewenthal has power of attorney and voting and investment power. Mr. Loewenthal disclaims beneficial ownership of the shares held by Dr. Plattner.

(16)
Includes 25,806 shares issuable upon exercise of stock options, 25,806 of which are not exercisable until September 2, 2007. Also includes 2,007,168 shares held of record by Biotech Growth, S.A, a subsidiary of BB Biotech AG. Mr. Mullen is President of Bellevue Research, Inc., which provides research and consulting services to Bellevue Asset Management, which has the legal mandate to assist in the management of the assets of BB Biotech AG and may be deemed to hold voting and dispositive power for these shares. Mr. Mullen disclaims beneficial ownership of such shares.

(17)
Includes 58,064 shares issuable upon exercise of stock options, 25,806 of which are not exercisable until September 2, 2007.

(18)
Includes 25,806 shares issuable upon exercise of a stock option that is not exercisable until September 2, 2007. Also includes 96,935 shares subject to repurchase by us if Dr. Whitesides ceases to serve as a director. Also includes 193,548 shares held of record by the Whitesides Family Trust, of which Dr. Whitesides is the trustee.

(19)
Includes 58,064 shares issuable upon exercise of stock options, 25,806 of which are not exercisable until September 2, 2007.

(20)
Includes an aggregate of 4,037,558 shares issuable upon exercise of stock options and an aggregate of 270,650 outstanding shares subject to repurchase by us upon termination of service to us by the holders thereof. Also includes an aggregate of 1,729,030 shares subject to options that are not exercisable until September 2, 2007.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

GSK Transactions

              In December 2002, we entered into a collaboration agreement with GSK. In connection with this agreement, we received a payment of $10.0 million and sold $40.0 million of our Series E preferred stock to Glaxo Group Limited, an affiliate of GSK and one of our greater than 5% beneficial stockholders. These shares were converted to common stock in connection with our May 2004 sale of Class A common stock to SmithKline Beecham Corporation, an affiliate of Glaxo Group Limited and GSK. We have also received $45.0 million in milestone payments through June 30, 2004 pursuant to the collaboration agreement, and may receive clinical, regulatory and commercial milestone payments from GSK pursuant to this collaboration based on the performance of our product candidates. For a more detailed description of the collaboration agreement, see the section entitled "Business—Our Relationship with GSK."

              In May 2004, we sold $108.9 million of Class A common stock to SmithKline Beecham Corporation, an affiliate of GSK and Glaxo Group Limited, one of our greater than 5% beneficial stockholders, and issued to Glaxo Group Limited 2,580,645 shares of Class A common stock in exchange for 2,580,645 shares of common stock held by Glaxo Group Limited upon conversion of its shares of Series E Preferred Stock. We also entered into a strategic alliance agreement with GSK pursuant to which GSK received an option to license product candidates from all of our current and future discovery and development programs initiated prior to September 1, 2007 on an exclusive, worldwide basis, and we received from GSK an upfront payment of $20.0 million. We received an additional $5.0 million in connection with GSK's opt-in to our long-acting muscarinic antagonist program in August 2004. For a more detailed description of the alliance agreement, see the section entitled "Business—Our Relationship with GSK." In addition, we have entered into a governance agreement with GSK, which governs future acquisitions or dispositions of our securities by GSK and GSK's right to elect directors to our board of directors. The governance agreement is further described in the section entitled "Description of Capital Stock—Governance Agreement."

              Concurrently with the closing of this offering, we expect GSK to purchase from us in a private sale 366,768 shares of our Class A common stock at a price per share equal to the initial public offering price. Assuming an initial public offering price of $14.00 per share, GSK will pay approximately $5.1 million for these shares.

Amended and Restated Investors' Rights Agreement

              We have granted registration rights to certain of our common stockholders pursuant to an investors' rights agreement. See "Description of Capital Stock—Registration Rights."

Employment Agreements

              We have entered into offer letters or employment agreements with each of Messrs. Winningham, Humphrey, and Glick. See "Management—Employment Agreements."

Indemnification Agreements

              We have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or officer.

Stock Option Grants

              We have granted options to purchase shares of our common stock to our executive officers and directors. See "Management—Director Compensation," "Management—Executive Compensation" and "Management—Option Grants in Last Fiscal Year."

Loans to Executive Officers

              We have provided loans to the officers and directors identified below for the exercise of options to purchase shares of Theravance common stock. In general, the loans are interest-free and the full amount of an officer's loan will be forgiven if the officer remains employed by us at the time the shares subject to his option vest in full. Mr. Shafer's loan dated March 16, 2000 bears interest at the rate of 7% per year compounded annually and does not provide for automatic forgiveness when the options vest in full. As of June 30, 2004, no payments had been made on any of the loans listed in the table, except as set forth below.

Name & Title	Principal Amount		Number of Shares Acquired	Indebtedness as of June 30, 2004		Date of Loan	Full Vesting Date	Maturity Date
P. Roy Vagelos Chairman of the Board of Directors		$392,000	516,129		$392,000	12/14/98	12/31/04	12/31/04
Bradford J. Shafer Senior Vice President, General Counsel	$ $	229,250 105,000	28,225 80,645	$ $	307,061 105,000	3/16/00 2/11/00	2/1/04 8/2/05	3/16/05 2/11/06
A. Gregory Sturmer Vice President, Finance		$36,750	75,000		$36,750	12/21/98	12/28/04	12/21/04
George Whitesides Director	$ $ $ $ $	12,250 9,800 39,200 12,250 14,700	16,129 12,903 51,612 16,129 19,354	$ $ $ $ $	12,250 9,800 39,200 12,250 14,700	12/14/98 12/14/98 12/14/98 12/14/98 12/14/98	9/3/05 9/1/06 5/20/07 5/20/07 5/20/07	9/29/05 8/31/06 5/20/07 5/20/07 5/20/07
Arnold Levine Director	$ $	12,250 9,800	16,129 12,903	$ $	12,250 9,800	12/17/98 12/17/98	2/24/02 2/24/02	4/14/06 8/31/06

              On October 2, 1998, Mr. Glick, our Executive Vice President, Finance and Chief Financial Officer, borrowed $98,000 to exercise a stock option on October 2, 1998. All principal under the loan was satisfied when the loan was forgiven by its terms on June 30, 2002. In connection with the forgiveness of the loan, Mr. Glick incurred taxable income equal to the amount of debt forgiven. We loaned Mr. Glick $33,761 on June 30, 2002 to permit him to satisfy tax obligations arising from the forgiveness of the loan. This loan bears interest at the rate of 4.75% and is due on June 30, 2007. Mr. Glick borrowed $98,000 to exercise a second stock option on October 2, 1998. All principal under the loan was forgiven by its terms on June 30, 2004.

              On February 11, 2000 Mr. Shafer borrowed $147,000 to exercise a stock option. The largest aggregate amount of indebtedness outstanding under this loan during 2003 was $147,000. All principal under the loan was satisfied when the loan was forgiven by its terms on August 2, 2003. In connection with the forgiveness of the loan, Mr. Shafer incurred taxable income equal to the amount of debt forgiven. We loaned Mr. Shafer $47,701.50 on August 2, 2003 to permit him to satisfy his tax obligations. This loan bore interest at the rate of 4% and on May 27, 2004 Mr. Shafer paid us $49,294.02, an amount equal to the principal and unpaid interest accrued on the loan as of that date.

              On December 21, 1998, Mr. Sturmer borrowed $34,300 to exercise a stock option. All principal under the loan was satisfied when the loan was forgiven by its terms on December 27, 2002. In connection with the forgiveness of the loan, Mr. Sturmer incurred taxable income equal to the amount of debt forgiven. We loaned Mr. Sturmer $11,816.35 on December 27, 2002 to permit him to satisfy his tax obligations. This loan bore interest at the rate of 4.25% and on May 26, 2004 Mr. Sturmer paid us $12,536.76, an amount equal to the principal and unpaid interest accrued on the loan as of that date.

              On July 1, 2002 we extended a loan to Mr. Winningham, our Chief Executive Officer, in the principal amount of $3,750,000 pursuant to the terms of his employment offer letter. The proceeds from the loan were used by Mr. Winningham to purchase his principal residence. The note was interest free, with principal due on July 1, 2012, subject to acceleration upon borrower's cessation of employment under certain circumstances and certain other events. The loan provided that 50% of the principal of such loan was to be forgiven on his fifth anniversary of employment with us and an additional 16% of the original principal was to be forgiven on his seventh anniversary with us. The loan was secured by a second deed of trust on the residence and a pledge of 774,193 shares of stock issuable upon exercise of his options. The largest aggregate amount of indebtedness outstanding under this loan during 2004 was $3,750,000.

              On June 4, 2004 we entered into an agreement with Mr. Winningham pursuant to which we terminated the home equity sharing arrangement and agreed to forgive Mr. Winningham's housing loan in the amount of $3,750,000, thereby extinguishing his debt in full, in recognition of Mr. Winningham entering into a lock-up agreement with us and GSK pursuant to which he has agreed not to sell or transfer 50% of the shares purchasable under all of his options and agreed not to put a portion of the shares purchasable under his options. We also agreed to pay Mr. Winningham a bonus equal to the amount of additional income and employment taxes that he will incur upon the loan being forgiven. We granted Mr. Winningham an option on December 28, 2001 to purchase 762,463 shares of our common stock at an exercise price of $8.53 per share and he is vested as of May 31, 2004 in 505,131 of the shares purchasable under the option. Under the June 2, 2004 agreement, Mr. Winningham agreed to deposit 129,032 of the shares purchasable under this initial option into escrow if he exercises the option prior to September 7, 2007. Should Mr. Winningham leave our employ due to voluntary resignation or a termination by us for cause, then he will forfeit any shares deposited into escrow. We will release these 129,032 shares from escrow over the following periods: 25% on December 31, 2005, 25% on December 31, 2006, and the balance on September 7, 2007 and will release the shares immediately should Mr. Winningham die or leave our employ due to disability.

              On February 27, 2002 we extended a loan to Dr. Humphrey, our Executive Vice President, Research, in the principal amount of $1,000,000 pursuant to the terms of his employment offer letter. The proceeds from the loan were used by Dr. Humphrey to purchase his principal residence. The note was interest free, with principal due on February 27, 2012, subject to acceleration upon borrower's cessation of employment under certain circumstances and certain other events. The loan was secured by a deed of trust on the residence and a pledge of 387,096 shares of stock issuable upon exercise of his options. The largest aggregate amount of indebtedness outstanding under this loan during 2004 was $953,500.

              On June 4, 2004 we entered into an agreement with Dr. Humphrey pursuant to which we agreed to forgive Dr. Humphrey's housing loan in the amount of $953,500, thereby extinguishing his debt in full, in recognition of Dr. Humphrey entering into a lock-up agreement with us and GSK pursuant to which he has agreed not to sell or transfer 50% of the shares purchasable under all of his options and agreed not to put a portion of the shares purchasable under his options. We also agreed to pay Dr. Humphrey a bonus equal to the amount of additional income and employment taxes that he will incur upon the loan being forgiven. We granted Dr. Humphrey an option on June 30, 2001 to purchase 193,548 shares of our common stock at an exercise price of $8.53 per share and he is vested as of May 1, 2004 in 141,129 of the shares purchasable under the option. On February 24, 2002 we granted Dr. Humphrey additional options to purchase 193,548 shares of our common stock at an exercise price of $8.53 per share; he is vested as of May 1, 2004 in 104,838 of the shares purchasable under these additional options. Under the June 2, 2004 agreement, Dr. Humphrey agreed to deposit 62,696 of the shares purchasable under his initial options into escrow if he exercises the options prior to September 7, 2007. Should Dr. Humphrey leave our employ due to voluntary resignation or a termination by us for cause, then he will forfeit any shares deposited into escrow. We will release these 62,696 shares from escrow over the following periods: 25% on December 31, 2005, 25% on December 31, 2006, and the balance on September 7, 2007 and will release the shares immediately should Dr. Humphrey die or leave our employ due to disability.

              On September 8, 2000 we extended a loan to Mr. Brinkley, our Senior Vice President, Commercial Development, in the principal amount of $230,000 pursuant to the terms of his employment offer letter. The proceeds from the loan were used by Mr. Brinkley to purchase his principal residence. The note is interest free, with principal due on September 1, 2005, subject to acceleration upon borrower's cessation of employment and certain other events. The loan is secured by a second deed of trust on the residence. The largest aggregate amount of indebtedness outstanding during 2004 was $230,000.

              On July 31, 2003 we extended a loan to Mr. Campbell, our Senior Vice President, Technical Operations, in the principal amount of $500,000 pursuant to the terms of his employment offer letter. The proceeds from the loan were used by Mr. Campbell to purchase his principal residence. The note is interest free with principal due on July 30, 2013, subject to acceleration upon borrower's cessation of employment and certain other events. The loan is secured by a second deed of trust on the residence and a pledge of his option shares. The largest aggregate amount of indebtedness outstanding in 2004 was $500,000. On June 10, 2004, Mr. Campbell repaid the loan in full.

              In May 2004 P. Roy Vagelos, Rick E Winningham, Patrick P.A. Humphrey and Marty Glick, our Chairman of the board of directors, Chief Executive Officer, Executive Vice President, Research and Executive Vice President, Finance and Chief Financial Officer, respectively, agreed with GSK not to sell more than one-half of their shares of common stock prior to the date of redemption of our common stock pursuant to GSK's call right, or, in the alternative, on the close of business on the last day that our stockholders can exercise their put right. In addition, these individuals have agreed that they will not exercise their put right with respect to one-quarter of their shares of common stock or options to purchase common stock held on May 11, 2004 and otherwise eligible to be put.

              During the fiscal years ended December 31, 2001, 2002, 2003 and 2004, we retained the services of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, a law firm of which Robert V. Gunderson, Jr., one of our directors, is a founding partner. We expect to continue to retain the services of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP in the future.

DESCRIPTION OF CAPITAL STOCK

General

              The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation, bylaws and governance agreement with GSK upon the completion of this offering. For more detailed information, please see our certificate of incorporation, bylaws, governance agreement and amended and restated investors' rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part.

              Immediately following the closing of this offering, our authorized capital stock will consist of            shares, each with a par value of $0.01 per share, of which:

  •
  200,000,000 shares are designated as common stock,

  •
  30,000,000 shares are designated as Class A common stock, and

  •
  230,000 shares are designated as preferred stock.

              At June 30, 2004, we had outstanding 36,458,986 shares of common stock, 8,967,741 shares of Class A common stock and no shares of preferred stock. All of our outstanding Class A common stock is held by GSK and its affiliates. In addition, as of June 30, 2004, 8,692,642 shares of our common stock were subject to outstanding options, and 64,908 shares of our capital stock were subject to outstanding warrants. At June 30, 2004, 367,830 shares of our outstanding common stock held by our employees, consultants and directors were subject to a lapsing right of repurchase in our favor, under which we may repurchase these shares upon the termination of the holder's employment or consulting relationship.

Common Stock

Voting Rights

    Generally

              Unless otherwise provided for in our certificate of incorporation or required by applicable law, on all matters submitted to our stockholders for vote, our common stockholders and Class A common stockholders will be entitled to one vote per share, voting together as a single class.

    Class A common stock

              The Class A common stock, all of which is held by GSK, will have the right to elect a certain number of directors to our board of directors depending on the percentage of our outstanding voting stock owned by GSK at varying points in time. See "—Voting Rights For the Election of Directors/Board of Directors Composition" and "—Governance Agreement" for a description of the rights of GSK as the holder of our Class A common stock with respect to board of directors composition.

Dividends

              Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of common stock and Class A common stock shall be entitled to share equally in any dividends that our board of directors may determine to issue from time to time. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of common stock shall receive common stock, or rights to acquire common stock, as the case may be, and the holders of Class A common stock shall receive Class A common stock, or rights to acquire Class A common stock, as the case may be.

Liquidation

              Upon our liquidation, dissolution or winding-up, the holders of common stock and Class A common stock shall be entitled to share equally all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.

Common Stock Call and Put Arrangements with GSK

              Pursuant to our certificate of incorporation and our governance agreement with GSK:

  •
  In 2007, GSK has the right to call, by requiring us to redeem, 50% of our then outstanding shares of common stock at a price of $54.25 per share; and

  •
  If:

    •
    in 2007, GSK declines to exercise its call right, or

    •
    prior to 2007, we experience an insolvency event, as described below,

          holders of our common stock will have the right to put to GSK, by requiring us to redeem 50% of their shares of common stock at a price of $19.375 per share.

              The call and put prices are subject to adjustment in the case of stock splits, stock combinations, cash dividends, and other similar events. Generally, the call and put, if exercised, will be effected by our redemption of common stock from the holders thereof for cash, to be funded in full by GSK, and the concurrent issuance of the same number of newly issued shares of Class A common stock to GSK.

              Set forth below is a brief summary of the provisions that will apply in the event the call or put arrangements described above are exercised. The actual provisions are set forth in our certificate of incorporation and governance agreement with GSK, which are included as exhibits to the registration statement of which this prospectus is a part.

    Call Rights

              If GSK elects to exercise its call rights, it must provide written notice to us between June 1 and July 1, 2007, and must provide to us adequate funds in cash to pay the aggregate redemption price of the shares of our common stock to be called. GSK must specify the date that the call will occur, which must be no later than July 31, 2007.

    Our Obligations

              Upon receipt of notice from GSK to effect the call, we will be required to:

  •
  designate a depositary for the redemption of our common stock and deposit the aggregate call price with the depositary;

  •
  notify GSK of the designation of the depositary; and

  •
  give notice of the exercise of the call to the holders of our common stock. We must provide notice by mail of any proposed call to holders of record of our common stock, between 10 and 30 days prior to the call date specified by GSK.

    Payment and Procedure

              After we give our stockholders notice of the call and deposit the funds necessary to redeem the shares of common stock subject to the call, then:

  •
  all of our common stock called by us and for which the deposit has been made under exercise of the call will be deemed not to be outstanding for any purpose, regardless of whether or not payment for such shares has occurred or the stock certificates for such common stock have been surrendered for cancellation; and

  •
  all rights with respect to our common stock called by us will cease and terminate, except the right to receive the call price per share to which the stockholders are entitled, without interest.

              Each holder of shares of common stock will be paid the call price for their shares of common stock within three business days following the surrender of the certificate or certificates representing their shares to the depositary, together with a properly executed letter of transmittal covering the shares.

              Our written instructions to the depositary may provide that any of such deposit remaining unclaimed, at the expiration of two years after the call date, by the holder of any shares of common stock subject to the call be, subject to applicable law, returned to us and revert to our general funds. After this two year period, a holder shall have no claim against the depositary but shall have a claim against us as an unsecured creditor for the call price together with any accrued and unpaid dividends to the call date, without interest.

    Put Rights

              If GSK does not exercise the call described above, each holder of our common stock may exercise the put right described above during the period beginning on August 1, 2007 and ending on the 30th business day thereafter or as may be required under the Securities Exchange Act of 1934, as amended or the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

    Our Obligations

              At least ten and not more than thirty days prior to August 1, 2007, we will mail to each holder of common stock a put notification describing:

  •
  the rights of such holder to cause us to redeem up to 50% of our common stock held by the holder;

  •
  the date of the commencement and termination of the period in which the put can be exercised;

  •
  the price per share to be paid to a holder upon exercise of the put;

  •
  the identity and address of the depositary; and

  •
  instructions as to how to exercise the put.

              We will also publish notification of the put in the Wall Street Journal within the same time frame as the put notification must be provided. Our board of directors may fix a record date for determination of holders of common stock entitled to be given the put notification, but the record date may not be more than five days prior to the date that the put notification is given.

    Obligations of GSK

              To the extent the put is exercised, GSK must either (i) provide us with an amount of cash sufficient to legally redeem our common stock with respect to which the put has been properly exercised prior to the last day of the period in which the put can be exercised, or (ii) elect and arrange to purchase at the put price directly from the holders of our common stock at the expiration of the period in which the put can be exercised, in compliance with applicable law, the shares of our common stock for which the put has been properly exercised.

    Payment and Procedure

              If GSK provides to us the funds necessary to redeem the shares of common stock that have been properly put, promptly following the end of the period in which the put can be exercised, we shall deposit with a depositary that we select the funds sufficient to pay the put price for all shares of common stock with respect to which the put has been properly exercised. Each holder of shares of common stock who has properly exercised the put, and who has surrendered the shares of common stock to the depositary, shall be paid the put price promptly following the end of the period in which the put can be exercised. We may delay the dates to take the actions described above to later dates to the extent necessary to comply with the United States federal securities laws.

    Acceleration of Put upon An Insolvency Event

              If we have an insolvency event, which is described below, the right of our stockholders to exercise the put shall accelerate and commence immediately and continue for the 65 business days after such event or until a later date as required under the Securities Exchange Act of 1934, as amended, or the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We are obligated to provide the put notification to stockholders as soon as practicable following the date of the insolvency event. In the event the put notification is accelerated due to an insolvency event, GSK remains obligated to provide us the funds necessary to effect the redemption of all shares of common stock that are properly put or elect and arrange to purchase at the expiration of the period in which the put can be exercised, in compliance with applicable law, all shares of common stock that are properly put directly from our stockholders.

              An insolvency event means the occurrence of any of the following events:

  •
  a filing by us of a voluntary petition in bankruptcy, or seeking a reorganization, in order to effect a plan or other arrangement with creditors or any other relief under the United States Bankruptcy Code, or under any United States federal or state law granting relief to debtors;

  •
  the filing or commencement of any involuntary petition or proceeding under the United States Bankruptcy Code or any other applicable United States federal or state law relating to bankruptcy, reorganization or other relief for debtors against us that is not dismissed within 30 days;

  •
  a filing by us of an answer admitting the jurisdiction of the court and the material allegations of any involuntary petition; or

  •
  the adjudication of us as bankrupt, or the entry of an order for relief against us by any court of competent jurisdiction under the United States Bankruptcy Code or any other applicable United States federal or state law relating to bankruptcy, reorganization or other relief for debtors.

    Redeemed Shares

              All shares of common stock that we redeem pursuant to the call or the put will be retired and certificates representing the shares of common stock will be canceled promptly after the redemption and may not be reissued.

    Legend

              Each certificate representing shares of common stock will bear the following legend:

    "One-half of the shares of common stock represented hereby are subject to (i) redemption at the option of the corporation during the period, at the price and on the terms and conditions specified in the corporation's certificate of incorporation and (ii) an option on the part of the holder, under certain circumstances, to require the corporation to redeem such shares of common stock, at the price and on the terms and conditions specified in the corporation's certificate of incorporation. After redemption, the redeemed shares represented by this certificate shall cease to be outstanding for all purposes and the holder hereof shall be entitled to receive only the redemption price for such shares, without interest."

Optional Conversion of Class A Common Stock

              All shares of our Class A common stock are held by GSK. GSK may convert each share of Class A common stock into one share of common stock on or after the call/put termination date. All shares of Class A common stock so converted will be retired and cancelled. The call/put termination date is referred to in "Description of Capital Stock" as the date following the date of redemption of our common stock pursuant to the call or, in the alternative, on the close of business on the last day in which the put can be exercised.

Voting Rights for the Election of Directors/Board of Directors Composition

    Authorized Number of Directors

              Our certificate of incorporation and bylaws provide that our board of directors may consist of any number of directors, greater than or equal to one, provided that at any time that GSK's percentage ownership of our voting stock is 50.1% or greater, the authorized number of directors on our board of directors will be no less than nine, or any greater number that is divisible by three. We will increase or decrease the size of our board of directors and fill any newly created directorships as appropriate to achieve our board of directors composition required by our governance agreement with GSK. We will have the right to decrease the size of our board of directors without GSK's consent (and, if desired, to increase it again without GSK's consent to no more than 13 seats), so long as GSK does not lose its right to designate the directors or independent directors pursuant to the governance agreement.

              Our certificate of incorporation provides that holders of a majority of the shares of Class A common stock voting as a separate class, shall be entitled to elect members of our board of directors as follows:

  •
  For so long as GSK continues to own at least 15% of our outstanding stock (or, if GSK sells any of our stock, at least 19% after any such sale), one director;

  •
  For so long as GSK holds 35.1-50.0% of our outstanding stock, one director plus that percentage of our independent directors most closely approximating the percentage of stock GSK owns; and

  •
  For so long as GSK holds 50.1% or more of our outstanding stock, one third of our board of directors, plus one half of our independent directors.

For these purposes, "independent directors" include all of our directors that qualify as independent under applicable exchange listing rules.

              All other directors are elected by a plurality of holders of our common stock and Class A common stock, voting together as a single class.

    Vacancies on Our Board of Directors

              GSK has the right to nominate any replacement for a director nominated by GSK at the end of that director's term or upon removal from office, subject to the approval of a majority of the directors (other than any director nominated by GSK) with respect to nominations pursuant to the governance agreement. The directors that were not nominated by GSK have the right to nominate any replacement for a director that was not nominated by GSK.

Preferred Stock

              Our certificate of incorporation in effect upon the closing of this offering will authorize 230,000 shares of Series A junior participating preferred stock that are purchasable upon exercise of the rights under our rights agreement. See "—Rights Agreement" These shares are:

  •
  not redeemable;

  •
  entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1.00 per share, and (b) an amount equal to 1,000 times the dividend declared per share of our common stock;

  •
  in the event of a liquidation, dissolution or winding up, a minimum preferential payment of the greater of (a) $10.00 per share (plus any declared but unpaid dividends), and (b) an amount equal to 1,000 times the payment made per share of common stock;

  •
  entitled to 1,000 votes, voting together with our common stock;

  •
  in the event of a merger, consolidation or other transaction in which outstanding shares of our common stock are converted or exchanged, entitled to receive 1,000 times the amount received per share of our common stock; and

  •
  entitled to anti-dilution protections.

Corporate Opportunities

              Our certificate of incorporation acknowledges that we and GSK may generally pursue any business opportunities available to us, and have no obligation to offer any business opportunities to the other party. In addition, pursuant to our certificate of incorporation, as between us and GSK and its affiliates, we renounce our interest in and waive any claim that a corporate or business opportunity constituted a corporate opportunity for us so long as the policy regarding treatment of corporate opportunities set forth in our certificate of incorporation is followed. Pursuant to the policy set forth in our certificate of incorporation, a corporate or business opportunity offered to any person who is our director and who is also a director, officer or employee of GSK, will belong to us only if the opportunity is expressly offered to such person primarily in his or her capacity as our director. Otherwise the opportunity will belong to GSK. Our certificate of incorporation provides that these provisions may only be amended by the affirmative vote of at least 85% of the voting power of all shares of our voting stock then outstanding.

Governance Agreement

              The following summary describes the material provisions of our governance agreement with GSK, which is included as an exhibit to the registration statement of which this prospectus is a part. The governance agreement contains agreements with GSK relating to our corporate governance, future acquisitions or dispositions of our securities by GSK and the put and call features of our common stock. As described above, the call may be exercised in July 2007. If the call is not exercised, our stockholders may exercise their put right in August 2007. Certain rights and obligations contained in the governance agreement differ following the call/put termination date as compared to prior to the call/put termination date. The rights and obligations following the call/put termination date may further vary based on the level of GSK's ownership of our voting stock. The following description describes the rights and obligations of us and GSK prior to the call/put termination date and then following the call/put termination date, depending on GSK's ownership of our voting stock at that time.

Rights of GSK Prior to the Call/Put Termination Date

    Agreements Related to Our Board of Directors

    Composition of Our Board of Directors

              GSK shall have the right to either:

  •
  nominate an individual to serve as a member of our board of directors (in which case the size of our board of directors will be increased by one); or

  •
  designate an individual to serve as an observer at our board of directors meetings.

              GSK shall have this right until such time as GSK's percentage ownership of our outstanding securities having the right to vote generally in any election of our directors, referred to as our "voting stock," (a) has fallen below 15%, or (b) directly as a result of any sale or other disposition by GSK of voting stock, has fallen below 19%.

    Limitations on Our Actions

    GSK Approval of Certain Issuances of Our Equity Securities

              Without the prior written consent of GSK, we may not issue any equity securities other than shares of common stock, options to acquire common stock and permitted indebtedness. We may only issue these equity securities if, as a consequence of such issuance, the aggregate number of shares of our common stock would not exceed 54.2 million (as adjusted for stock splits, stock dividends, combinations and other recapitalizations). Shares of common stock subject to executive lock-up agreements as described in "Certain Relationships and Related Party Transactions" are not included in the aggregate number of common stock for purposes of this restriction.

              The term "equity securities" is referred to as (i) any of our voting stock, (ii) our securities convertible into or exchangeable for voting stock, and (iii) options, rights and warrants issued by us to acquire voting stock.

              The term "permitted indebtedness" is referred to as any indebtedness that we issue prior to the call/put termination date and in an amount equal to or less than $100.0 million and, if the indebtedness may be converted or exchanged into our voting stock, then the terms of the indebtedness must provide that it may not be converted or exchanged prior to the call/put termination date.

    Limitations on Our Indebtedness

              We may not borrow money or otherwise incur indebtedness that would cause us, on a consolidated basis, to have financial indebtedness that exceeds our cash and cash equivalents, except that we may incur permitted indebtedness.

    Limitations and Exceptions to GSK's Rights to Acquire Our Securities

    Limitation on Acquisition of our Equity Securities by GSK

              Except as agreed to by us in writing following approval by a majority of our independent directors, GSK may not, directly or indirectly:

  •
  acquire any of our equity securities;

  •
  make or participate in any solicitation of proxies to vote from any holders of our equity securities;

  •
  form or participate in a "group" within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended, with any person not bound by the terms of the governance agreement with respect to any voting stock;

  •
  acquire any of our assets or rights to purchase any of our assets except for assets offered for sale by us or the acquisition or purchase of our assets pursuant to the existing agreements that we have in place with GSK;

  •
  enter into any arrangement or understanding with others to do any of the actions listed immediately above;

  •
  act together with others to offer to us or any of our stockholders any business combination, restructuring, recapitalization or similar transaction involving us or otherwise seek together with others to control, change or influence the management, board of directors or our policies or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by our stockholders; and

  •
  prior to August 31, 2007, request that we or our board of directors amend or waive the restrictions set forth immediately above.

    Permitted GSK Purchases of Our Equity Securities from Us

              GSK may acquire our equity securities from us in the following circumstances:

  •
  if we issue equity securities to a third party (other than pursuant to exercise of options issued as compensation to our directors, officers, employees or consultants), the purchase of all of or a portion of a number of equity securities that would bring GSK's percentage ownership of our voting stock to the same level that it was at immediately prior to the issuance of equity securities to the third party at the same price at which the equity securities were sold to the third party. We expect GSK to purchase Class A common stock concurrently with the closing of this offering pursuant to this provision. After this offering and prior to the call/put termination date, if GSK's rights to acquire our stock arise from our issuance of common stock or another security convertible into common stock prior to the call/put termination date, then GSK's purchase from us will consist of one-half common stock and one-half Class A common stock. With respect to other GSK purchase rights arising from issuances by us of other types of securities or following the call/put termination date, GSK will have the right to purchase the same securities that we are issuing;

  •
  the purchase, on a quarterly basis, of equity securities comparable to those that are issued as compensation to our directors, officers, employees or consultants during the preceding quarter pursuant to option exercises or vesting of restricted stock, at the fair market value at the time of GSK's notification to us of its intention to purchase such equity securities that would bring GSK's percentage ownership of our voting stock to the same level that it was at immediately prior to such issuances;

  •
  the acquisition of additional equity securities issued in connection with a stock split or recapitalization; and

  •
  following our initial public offering, the purchase of equity securities for a pension plan or benefit plan for the benefit of GSK's employees.

    Permitted GSK Purchases of Equity Securities from Our Stockholders

              GSK may acquire our equity securities from our stockholders in the following circumstances:

  •
  the purchase of common stock from holders of common stock pursuant to the put;

  •
  the acquisition of securities of another biotechnology or pharmaceutical company that owns our equity securities (provided that those shares will be subject to the provisions of the governance agreement on the same basis as GSK's shares of Class A common stock); or

  •
  the making of an offer to acquire equity securities if (a) a person or group (other than GSK) acquires 20% or more of our voting stock or (b) our board of directors formally acts to facilitate a change in control of us (other than with GSK), subject to the following conditions:

    •
    that the offer be an offer for 100% of our voting stock;

    •
    that the offer include no condition as to financing; and

    •
    that the offer includes a condition that the holders of a majority of the shares of the voting stock not owned by GSK accept the offer by tendering their shares or voting their shares in favor of the offer.

              The term "change in control" is referred to as (i) an acquisition of us by a third party (ii) any transaction or series of related transactions (including mergers, consolidations and other forms of business consolidations) after which our continuing stockholders hold less than 50% of the outstanding voting securities of either us or the entity that survives the transaction (or the parent of the surviving entity), or (iii) the sale, lease, license, transfer or other disposal of all or substantially all of our business or assets (except that the sale, license or transfer to another party of any of our assets in the ordinary course of business will not be considered a change in control of us if GSK has no contractual rights under our existing agreements with GSK over our asset sold, licensed or transferred).

    Limitations on Dispositions of Our Equity Securities by GSK

              GSK may not sell or transfer any of our voting stock without the prior approval of a majority of our board of directors (not including any director nominated by GSK) except for transfers:

  •
  to any other affiliate of GSK; or

  •
  in connection with a change in control of us approved by a majority of our board of directors (not including any director nominated by GSK) and completed prior to August 1, 2007.

    Voting Arrangements

    Agreement to Vote

              GSK shall vote the voting stock held by it (at GSK's election) either (i) in accordance with the recommendation of our independent directors or (ii) in proportion to the votes cast by the other holders of our voting stock.

    Exceptions to Agreement to Vote

              GSK can vote as it chooses on any proposal to:

  •
  amend our restated certificate of incorporation to amend the provisions related to the put and call;

  •
  issue equity securities to one or more parties (other than in a public offering) that would result in that party or parties holding 20% or more of our voting stock; or

  •
  effect a change in control of us.

              If a person or group acting in concert acquires 20% or more of the voting stock, GSK may vote its voting stock without any restrictions.

    Grant of Proxy

              GSK grants an irrevocable proxy coupled with an interest in all voting stock owned by GSK to our board of directors. This proxy will enable the proxyholder to vote or otherwise act with respect to all of GSK's voting stock in the manner required by the governance agreement.

Rights of GSK Following the Call/Put Termination Date

    If GSK's Ownership of Our Voting Stock is Greater than 50.1%

    Agreements Related to Our Board of Directors

            Composition of Our Board of Directors

              Our board of directors will include:

  •
  a number of nominees designated by GSK equal to one-third of the aggregate number of directors comprising our board of directors at that time;

  •
  two of our officers nominated by the nominating committee of our board of directors; and

  •
  the remaining members of our board of directors will be independent directors.

              An independent director is a director that complies with the independence requirements for directors with respect to us for companies listed on the Nasdaq National Market and has business or technical experience, stature and character as is commensurate with service on our board of directors of a publicly traded enterprise. In addition, so long as GSK's percentage ownership of our voting stock is 50.1% or greater, upon its request, GSK may designate nominees for half of the total number of independent directors. These nominees to be independent directors must be reasonably acceptable to the directors not nominated by GSK. Each GSK nominee to be an independent director must meet the qualifications of an independent director both with respect to us and with respect to GSK. An equal number of independent directors will be nominated by the directors of our board of directors (excluding the directors nominated by GSK). If GSK's percentage ownership of our voting stock falls below 50.1% (subject to certain limitations), then the term of each director nominated by GSK pursuant to this provision will automatically cease.

              Any committee of our board of directors must contain at least one director nominated by GSK except for:

  •
  a committee representing the interests of the holders of common stock;

  •
  a committee of independent directors constituted for the purposes of making any determination that is to be made under the terms of the governance agreement or our certificate of incorporation; or

  •
  a committee in which membership of a director nominated by GSK would be prohibited by applicable law, regulation or stock exchange or trading system listing requirement.

    Approval by a Majority of GSK Nominated Directors of Certain Actions

              The approval of a majority of the directors nominated by GSK will be required to approve any of the following:

  •
  our acquisition of any business or assets that would constitute a substantial portion of our business or assets;

  •
  the sale, lease, license, transfer or other disposal of a substantial portion of our business or assets, tangible or intangible, other than dispositions of assets over which GSK has no contractual rights pursuant to agreements with us or in the ordinary course of business; or

  •
  the repurchase or redemption of any of our equity securities other than (A) redemptions required by the terms of our voting stock, (B) purchases made at fair market value in connection with any deferred compensation plan that we maintain and (C) repurchases of unvested or restricted stock at or below cost pursuant to a compensation plan.

    Limitations on Our Actions

                GSK Approval of Certain Issuances of Our Equity Securities

              If GSK's percentage ownership of our voting stock is 50.1% or greater on the call/put termination date or if GSK's percentage ownership of our voting stock is less than 50.1% on the call/put termination date, but exceeds 50.1% at any time on or prior to December 31, 2008, we may not issue any equity security other than:

  •
  equity securities issued pursuant to any employee, officer, director or consultant compensation plan that has been approved by the majority of our board of directors; and

  •
  equity securities issued by us to third parties, provided that the aggregate number of shares of any such equity securities issued to such third parties during the period described above may not exceed the equivalent of approximately 16.1 million shares of common stock (on an as converted to common stock basis and as adjusted for stock splits, stock dividends, combinations and other recapitalizations).

    Limitations and Exceptions to GSK's Rights to Acquire Our Securities

                Limitation on Acquisition of our Equity Securities by GSK

              Except as agreed to by us in writing following approval by a majority of our independent directors, GSK will have the same limitations on the acquisition of our equity securities as GSK did prior to the call/put termination date. These limitations are described above in "—Governance Agreement; Rights of GSK Prior to the Call/Put Termination Date; Limitations and Exceptions to GSK's Rights to Acquire Our Securities."

                Permitted GSK Purchases of Our Equity Securities From Us

              GSK may acquire our equity securities from us under the same circumstances that it is allowed to acquire our equity securities prior to the call/put termination date. These circumstances are described above in "—Governance Agreement; Rights of GSK Prior to the Put/Call Termination Date; Limitations and Exceptions to GSK's Rights to Acquire Our Securities." In addition, GSK may acquire our equity securities from us under the following circumstances:

  •
  If we issue permitted indebtedness that is convertible into an equity security, we will provide written notice to GSK of the conversion of any permitted indebtedness within ten days following any such conversion. After receipt of this notice, GSK will promptly notify us if it intends to purchase that number of equity securities from us required to maintain GSK's percentage ownership of our voting stock as measured immediately prior to the date of such conversion. The equity securities that we issue to GSK will have at a price per share equal to the greater of (x) the conversion price of the permitted indebtedness or (y) the fair market value per share on the date GSK notifies us of its intention to purchase such equity securities.

  •
  GSK may purchase additional equity securities if we have determined to sell equity securities to pay all or any portion of the milestones that we may owe GSK pursuant to our existing agreements with GSK. In this event, GSK has the first right to purchase the additional equity securities on the terms that we intend to sell the equity securities;

    provided that, the voting stock held by GSK at such time was acquired in accordance with the terms of the governance agreement and our certificate of incorporation.

              If GSK's percentage ownership of our voting stock is 50.1% or greater on the call/put termination date solely as a result of the exercise of the put:

  •
  if we issue equity securities (other than pursuant to exercise of options or vesting of restricted stock issued as compensation to our directors, officers, employees or consultants) between the call/put termination date and September 1, 2012 and GSK declines to purchase additional equity securities in such offering, then for a period of six months following the date that we issue such equity securities, GSK will have the right to cause us to issue that number of equity securities to GSK as is required to maintain GSK's percentage ownership of our voting stock at the same level as it was on the call/put termination date. The purchase price of the equity securities issued to GSK will be the greater of the fair market value on the date of notification by GSK of its intention to purchase such equity securities and the price at which the equity securities were sold by us to the third party.

              If GSK's percentage ownership of our voting stock is 50.1% or greater on the call/put termination date solely as a result of the exercise of the call:

  •
  if we issue equity securities (other than pursuant to exercise of options or vesting of restricted stock issued as compensation to our directors, officers, employees or consultants) between the call/put termination date and September 1, 2012, then GSK, for so long as GSK's percentage ownership of our voting stock is 50.1% or greater, will have the right to purchase the same equity securities at the same price and in such amount as is required to maintain GSK's percentage ownership of our voting stock at the same level as it was on the call/put termination date.

                Permitted GSK Purchases of Equity Securities from Our Stockholders

              GSK may acquire our equity securities from our stockholders under the same circumstances that it is allowed to acquire our equity securities from our stockholders prior to the call/put termination date. These circumstances are described above in "—Governance Agreement; Rights of GSK Prior to the Put/Call Termination Date; Limitations and Exceptions to GSK's Rights to Acquire Our Securities." In addition, GSK may acquire our equity securities from our stockholders under the following circumstances:

              GSK can make an offer to our stockholders to merge with us or otherwise acquire outstanding voting stock that would bring GSK's percentage ownership of our voting stock to 100%, subject to the following conditions:

  •
  that the offer occurs on or after September 1, 2012;

  •
  that the offer includes no conditions to financing;

  •
  that the offer is approved by a majority of our independent directors; and

  •
  that the offer includes a condition that the holders of a majority of the shares of our voting stock not owned by GSK accept the offer by tendering their shares in the offer.

              GSK can make an offer to our stockholders to acquire outstanding voting stock that would bring GSK's percentage ownership of our voting stock to 100%, subject to the following conditions:

  •
  that the offer occurs before September 1, 2012;

  •
  that the offer includes no condition as to financing;

  •
  that the offer is approved by a majority of our independent directors;

  •
  that the offer includes a condition that the holders of a majority of the shares of the voting stock not owned by GSK accept the offer by tendering their shares in the offer; and

  •
  that the offer is for the greater of (a) the fair market value per share on the date immediately preceding the date of the first public announcement of the offer or (b) $162.75 per share (as adjusted to take into account stock dividends, stock splits, recapitalizations and the like).

    Limitations on Disposition of Our Equity Securities by GSK

              GSK may not sell or transfer any of our voting stock held by it without the prior approval of a majority our independent directors until September 1, 2012 if GSK's percentage ownership of our voting stock is 50.1% or greater on the call/put termination date. If GSK's percentage ownership of our voting stock becomes 50.1% or greater after the call/put termination date and before September 1, 2012, then GSK may not sell or transfer any voting stock held by it until September 1, 2012. GSK is permitted to sell or transfer its voting stock in connection with a change in control of us that is approved by a majority of our independent directors. In the event that the prohibition on the disposition of voting stock by GSK expires on September 1, 2012, if GSK disposes of any of our voting stock, GSK shall not be able to purchase any of our voting stock for one year after such disposition without the prior approval of a majority of our independent directors.

    Voting Arrangements

                Agreement to Vote

              GSK shall vote the voting stock held by it (at GSK's election) either (i) in accordance with the recommendation of our independent directors or (ii) in proportion to the votes cast by the other holders of our voting stock.

                Exceptions to Agreement to Vote

              GSK can vote as it chooses on any proposal to:

  •
  effect a change in control of us;

  •
  effect the acquisition by us of any business or assets that would constitute a substantial portion of our business or assets;

  •
  effect the sale, license or transfer of all or a substantial portion of our business or assets unless GSK has no contractual rights over the business or assets in question pursuant to our strategic alliance agreement with GSK, and such sale, license or transfer occurs in the ordinary course of business; or

  •
  issue equity securities to one or more parties (other than in an public offering) that would result in that party or parties holding 20% or more of the voting stock.

              If a person or group acting in concert acquires 20% or more of the voting stock, GSK may vote its voting stock without any restrictions.

                Grant of Proxy

              GSK grants an irrevocable proxy coupled with an interest in all voting stock owned by GSK to our board of directors. This proxy will enable the proxyholder to vote or otherwise act with respect to all of GSK's voting stock in the manner required by the governance agreement.

Rights of GSK during the Interim Period

    If GSK's Ownership of Our Voting Stock is Between 35.1% and 50.1% during the Interim Period

    Agreements Related to Our Board of Directors

                Composition of Our Board of Directors

              GSK shall have the right to:

  •
  nominate a director; and

  •
  upon its request, GSK may during this time period designate a number of nominees to be independent directors equal to GSK's percentage ownership of our voting stock multiplied by the total number of independent directors.

              GSK's nominees to be independent directors must be reasonably acceptable to the directors not nominated by GSK. GSK's right to nominate a director and independent directors pursuant to this provision and the term of any director and independent director nominated by GSK pursuant to these provisions will automatically cease upon the expiration of the time period described above.

              The "interim period" is referred to as the time period between the call/put termination date and September 1, 2008, or, if on or after September 1, 2008 GSK offers to purchase additional shares of our voting stock that would result in GSK's percentage ownership of us to equal 60%, then the expiration date of that offer (which may be no later than October 15, 2008).

                Approval by a Majority of Our Independent Directors of Certain Actions

              The approval of a majority of our independent directors will be required to approve any of the following:

  •
  our acquisition of any business or assets that would constitute a substantial portion of our business or assets;

  •
  the sale, lease, license, transfer or other disposal of a substantial portion of our business or assets, tangible or intangible, other than dispositions of assets over which GSK has no contractual rights pursuant to agreements with us or in the ordinary course of business; or

  •
  the repurchase or redemption of any of our equity securities other than (A) redemptions required by the terms of our voting stock, (B) purchases made at fair market value in connection with any deferred compensation plan that we maintain and (C) repurchases of unvested or restricted stock at or below cost pursuant to a compensation plan.

    Limitations on Our Actions

                GSK Approval of Certain Issuances of Equity Securities

              We may not issue any equity security at any time on or prior to December 31, 2008 other than:

  •
  equity securities issued pursuant to any employee, officer, director or consultant compensation plan that has been approved by the majority of our board of directors; and

  •
  equity securities issued by us to third parties provided that the aggregate number of shares of any such equity securities issued to such third parties during the period described above may not exceed the equivalent of 16.1 million shares of common stock (on an as converted to common stock basis and as adjusted for stock splits, stock dividends, combinations and other recapitalizations).

    Limitations and Exceptions to GSK's Rights to Acquire Our Securities

                Limitation on Acquisition of our Equity Securities by GSK

              Except as agreed to by us in writing following approval by a majority of our independent directors, GSK will have the same limitations on the acquisition of our equity securities as GSK did prior to the call/put termination date. These limitations are described above in "—Governance Agreement; Rights of GSK Prior to the Call/Put Termination Date; Limitations and Exceptions to GSK's Rights to Acquire Our Securities."

                Permitted GSK Purchases of Our Equity Securities From Us

              GSK may acquire our equity securities from us under the same circumstances that it is allowed to acquire our equity securities prior to the call/put termination date. These circumstances are described above in "—Governance Agreement; Rights of GSK Prior to the Put/Call Termination Date; Limitations and Exceptions to GSK's Rights to Acquire Our Securities." In addition, GSK may acquire our equity securities from us under the following circumstance:

  •
  If we issue permitted indebtedness that is convertible into an equity security, we will provide written notice to GSK of the conversion of any permitted indebtedness within ten days following any such conversion. After receipt of this notice, GSK will promptly notify us if it intends to purchase that number of equity securities from us required to maintain GSK's percentage ownership of our voting stock as measured immediately prior to the date of such conversion. The equity securities that we issue to GSK will have a price per share equal to the greater of (x) the conversion price of the permitted indebtedness or (y) the fair market value per share on the date of notification by GSK of its intention to purchase such equity securities.

                Permitted GSK Purchases of Equity Securities from Our Stockholders

              GSK may acquire our equity securities from our stockholders under the same circumstances that it is allowed to acquire our equity securities from our stockholders prior to the call/put termination date. These circumstances are described above in "—Governance Agreement; Rights of GSK Prior to the Put/Call Termination Date; Limitations and Exceptions to GSK's Rights to Acquire Our Securities." In addition, GSK can make an offer to our stockholders to acquire outstanding voting stock that would bring GSK's percentage ownership of our voting stock to no greater than 60%, subject to the following conditions:

  •
  that the offer occurs on or after September 1, 2008;

  •
  that the offer includes no condition as to financing;

  •
  that the offer is approved by a majority of our independent directors;

  •
  that the offer includes a condition that the holders of a majority of the shares of the voting stock not owned by GSK accept the offer by tendering their shares in the offer; and

  •
  that the shares purchased will be subject to the provisions of the governance agreement on the same basis as the shares of GSK's Class A common stock.

                Limitation on Disposition of Our Equity Securities by GSK

              GSK may not sell or transfer any of our voting stock held by it without the prior approval of a majority our independent directors until September 1, 2008. GSK is permitted to sell or transfer its voting stock in connection with a change in control of us that is approved by a majority of our independent directors. In the event that the prohibition on the disposition of voting stock by GSK expires on September 1, 2008 as set forth above, GSK shall only be able to dispose of voting stock after such date and prior to September 1, 2012 through either a public offering or pursuant to Rule 144 under the Securities Act of 1933, as amended.

    Voting Arrangements

                Agreement to Vote

              GSK shall vote the voting stock held by it (at GSK's election) either (i) in accordance with the recommendation of our independent directors or (ii) in proportion to the votes cast by the other holders of our voting stock.

                Exceptions to Agreement to Vote

              GSK can vote as it chooses on any proposal to:

  •
  effect a change in control of us;

  •
  effect the acquisition by us of any business or assets that would constitute a substantial portion of our business or assets;

  •
  effect the sale, license or transfer of all or a substantial portion of our business or assets unless GSK has no contractual rights over the business or assets in question pursuant to our strategic alliance agreement with GSK, and such sale, license or transfer occurs in the ordinary course of business; or

  •
  issue equity securities to one or more parties (other than in an public offering) that would result in that party or parties holding 20% or more of the voting stock.

              If a person or group acting in concert acquires 20% or more of the voting stock, GSK may vote its voting stock without any restrictions.

                Grant of Proxy

              GSK grants an irrevocable proxy coupled with an interest in all voting stock owned by GSK to our board of directors. This proxy will enable the proxyholder to vote or otherwise act with respect to all of GSK's voting stock in the manner required by the governance agreement.

Rights of GSK Following the Call/Put Termination Date

    If GSK's Ownership of Our Voting Stock is Less Than 50.1%

    Agreements Related to Our Board of Directors

                Composition of Our Board of Directors

              GSK shall have the right to either:

  •
  nominate an individual to serve as a member of our board of directors (in which case the size of our board of directors will be increased by one); or

  •
  designate an individual to serve as an observer at our board of directors meetings.

              GSK shall have this right until such time as GSK's percentage ownership of our outstanding securities having the right to vote generally in any election of our directors, referred to in this section "Description of Capital Stock—Governance Agreement" as our "voting stock," (a) has fallen below 15%, or (b) directly as a result of any sale or other disposition by GSK of voting stock, has fallen below 19%.

    Limitations and Exceptions to GSK's Rights to Acquire Our Securities

                Limitation on Acquisition of our Equity Securities by GSK

              Except as agreed to by us in writing following approval by a majority of our independent directors, GSK will have the same limitations on the acquisition of our equity securities as GSK did prior to the call/put termination date. These limitations are described above in "Description of Capital Stock—Governance Agreement; Rights of GSK Prior to the Call/Put Termination Date; Limitations and Exceptions to GSK's Rights to Acquire Our Securities."

                Permitted GSK Purchases of Our Equity Securities From Us

              GSK may acquire our equity securities from us under the same circumstances that it is allowed to acquire our equity securities prior to the call/put termination date. These circumstances are described above in "Description of Capital Stock—Governance Agreement; Rights of GSK Prior to the Put/Call Termination Date; Limitations and Exceptions to GSK's Rights to Acquire Our Securities." In addition, GSK may acquire our equity securities from us under the following circumstance:

  •
  If we issue permitted indebtedness that is convertible into an equity security, we will provide written notice to GSK of the conversion of any permitted indebtedness within ten days following any such conversion. After receipt of this notice, GSK will promptly notify us if it intends to purchase that number of equity securities from us required to maintain GSK's percentage ownership of our voting stock as measured immediately prior to the date of such conversion. The equity securities that we issue to GSK will have a price per share equal to the greater of (x) the conversion price of the permitted indebtedness or (y) the fair market value per share on the date of notification by GSK of its intention to purchase such equity securities.

                Permitted GSK Purchases of Equity Securities from Our Stockholders

              GSK may acquire our equity securities from our stockholders under the same circumstances that it is allowed to acquire our equity securities from our stockholders prior to the call/put termination date. These circumstances are described above in "—Governance Agreement; Rights of GSK Prior to the Put/Call Termination Date; Limitations and Exceptions to GSK's Rights to Acquire Our Securities." In addition, GSK can make an offer to our stockholders to acquire outstanding voting stock that would bring GSK's percentage ownership of our voting stock to no greater than 60%, subject to the following conditions:

  •
  that the offer occurs on or after September 1, 2008;

  •
  that the offer includes no condition as to financing;

  •
  that the offer is approved by a majority of our independent directors;

  •
  that the offer includes a condition that the holders of a majority of the shares of the voting stock not owned by GSK accept the offer by tendering their shares in the offer; and

  •
  that the shares purchased will be subject to the provisions of the governance agreement on the same basis as the shares of GSK's Class A common stock.

                Limitation on Disposition of Our Equity Securities by GSK

              GSK may not sell or transfer any of our voting stock held by them without the prior approval of a majority our independent directors until September 1, 2008. GSK is permitted to sell or transfer its voting stock in connection with a change in control of us that is approved by a majority of our independent directors. In the event that the prohibition on the disposition of voting stock by GSK expires on September 1, 2008 as set forth above, GSK shall only be able to dispose of voting stock after such date and prior to September 1, 2012 through either a public offering or pursuant to Rule 144 under the Securities Act of 1933, as amended.

    Voting Arrangements

                Agreement to Vote

              GSK shall vote the voting stock held by it (at GSK's election) either (i) in accordance with the recommendation of our independent directors or (ii) in proportion to the votes cast by the other holders of our voting stock.

                Exceptions to Agreement to Vote

              GSK can vote as it chooses on any proposal to:

  •
  amend our certificate of incorporation to amend the provisions related to the put and call;

  •
  issue equity securities to one or more parties (other than in a public offering) that would result in that party or parties holding 20% or more of our voting stock; or

  •
  effect a change in control of us.

              If a person or group acting in concert acquires 20% or more of the voting stock, GSK may vote its voting stock without any restrictions.

                Grant of Proxy

              GSK grants an irrevocable proxy coupled with an interest in all voting stock owned by GSK to our board of directors. This proxy will enable the proxyholder to vote or otherwise act with respect to all of GSK's voting stock in the manner required by the governance agreement.

Redemption of Our Common Stock

              The governance agreement contains certain mechanics relating to the call and the put features of our common stock. See "—Common Stock Call and Put Arrangements with GSK."

Covenants

    Severance Arrangements

              We agree not to enter into or amend any existing contract with any of our directors, officers or employees that would provide for any payment, vesting of common stock, acceleration or other benefit or right contingent upon (i) GSK's purchase of shares of Class A common stock, (ii) the exercise by GSK of any of its rights under the governance agreement to representation on our board of directors or (iii) GSK's purchase of any equity securities not prohibited by the governance agreement.

    Indemnification by GSK

              Under the governance agreement, GSK agrees to indemnify us and our directors, officers, employees and agents against all losses, claims, damages, liabilities and expenses (including attorneys' fees) arising out of the redemption (pursuant to the call or the put) of our common stock in accordance with the provisions of the governance agreement, other than losses, claims, damages, liabilities and expenses that result primarily from actions taken or omitted in bad faith by the indemnified person or from the indemnified person's gross negligence or willful misconduct.

    Amendments; Termination

              The governance agreement provides that its provisions may be amended only if the amendment is in writing and signed by GSK and us, and that no amendment will be effective without the approval of a majority of our independent directors.

              The provisions of the governance agreement will terminate at the earliest of (i) when GSK beneficially owns 100% of our outstanding voting stock, (ii) the effective time of a change in control of us and (iii) September 1, 2015. However, GSK's and our agreements under the governance agreement with respect to the following provisions will survive the agreement's termination:

  •
  the treatment of our vested (as of the call/put termination date) stock options, warrants or other securities exercisable or exchangeable for or convertible into shares of common stock following any redemption; and

  •
  provisions related to GSK's indemnification of us.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Bylaw Provisions and our Governance Agreement with GSK

              Provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by a third party and the removal of our incumbent officers and directors more difficult. These provisions, summarized below, may discourage coercive takeover practices and inadequate takeover bids and are intended to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

              We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  •
  our board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

  •
  upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

  •
  on or subsequent to such date the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders.

              A "business combination" generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

              Pursuant to the terms of our governance agreement with GSK, we have agreed that we will exempt GSK from the application of Section 203 of the Delaware General Corporation Law. Under the governance agreement, GSK is subject to certain limitations in its ability to acquire our shares of capital stock. See "—Governance Agreement."

              Our certificate of incorporation and bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. In addition, our bylaws provide that special meetings of the stockholders can only be called by the Chairman of our board of directors, the chief executive officer, our board of directors or the request of stockholders holding at least 66 2/3% of the outstanding common stock. These provisions, which require the vote of stockholders holding at least 66 2/3% of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

Rights Agreement

              Under our rights agreement, each share of our common stock and Class A common stock has associated with it one preferred stock purchase right. Each of these rights entitles its holder to purchase, at a price of $209.25 for each, one one-thousandth of a share of Series A junior participating preferred stock, (each subject to adjustment) under circumstances provided for in the rights agreement. The purpose of our rights agreement is to:

  •
  give our board of directors the opportunity to negotiate with any persons seeking to obtain control of us;

  •
  deter acquisitions of voting control of us without assurance of fair and equal treatment of all of our stockholders; and

  •
  prevent a person from acquiring in the market a sufficient amount of voting power over us to be in a position to block an action sought to be taken by our stockholders.

              The exercise of the rights under our rights agreement would cause substantial dilution to a person attempting to acquire us on terms not approved by our board of directors, and therefore would significantly increase the price that such person would have to pay to complete the acquisition. Our rights agreement may deter a potential acquisition or tender offer. Until a "distribution date" occurs, the rights will:

  •
  not be exercisable;

  •
  be represented by the same certificate that represents the shares with which the rights are associated; and

  •
  trade together with those shares.

              The rights will expire at the close of business on            , unless earlier redeemed or exchanged by us. Following a "distribution date," the rights would become exercisable and we would issue separate certificates representing the rights, which would trade separately from the shares of our common stock. A "distribution date" would occur upon the earlier of:

  •
  ten business days after a public announcement that the person has become an "acquiring person;" or

  •
  ten business days after a person commences or announces its intention to commence a tender or exchange offer that, if successful, would result in the person becoming an "acquiring person."

              A holder of rights will not, as such, have any rights as a stockholder, including the right to vote or receive dividends.

              Under our rights agreement, a person becomes an "acquiring person" if the person, alone or together with a group, acquires beneficial ownership of 15% or more of the outstanding shares of our common stock. GSK is not an "acquiring person" because we have, pursuant to our governance agreement with GSK, exempted GSK from the application of our rights agreement. In addition, an "acquiring person" shall not include us, any of our subsidiaries, or any of our employee benefit plans or any person or entity acting pursuant to such employee benefit plans. Our rights agreement also contains provisions designed to prevent the inadvertent triggering of the rights by institutional or certain other stockholders.

              If any person becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to purchase, at the purchase price, a number of our shares of common stock having a market value of two times the purchase price. If, following a public announcement that a person has become an acquiring person:

  •
  we merge or enter into any similar business combination transaction and we are not the surviving corporation; or

  •
  50% or more of our assets, cash flow or earning power is sold or transferred,

each holder of a right, other than the acquiring person, will be entitled to purchase a number of shares of common stock of the surviving entity having a market value of two times the purchase price.

              After a person becomes an acquiring person, but prior to such person acquiring 50% of our outstanding common stock, our board of directors may exchange each right, other than rights owned by the acquiring person, for

  •
  one share of common stock;

  •
  one one-thousandth of a share of our Series A junior preferred stock; or

  •
  a fractional share of another series of preferred stock having equivalent value.

              At any time until a person has become an acquiring person, our board of directors may redeem all of the rights at a redemption price of $0.01 per right. On the redemption date, the rights will expire and the only entitlement of the holders of rights will be to receive the redemption price.

              For so long as the rights are redeemable, our board of directors may amend any provisions in the rights agreement without stockholder consent. After the rights are no longer redeemable, our board of directors may only amend the rights agreement without stockholder consent if such amendment would not change the amendment provisions, adversely affect the interests of the holders of rights, or cause the rights to again become redeemable. Despite the foregoing, at no time may the redemption price of the rights be amended or changed.

              The adoption of the rights agreement and the distribution of the rights should not be taxable to our stockholders or us. Our stockholders may recognize taxable income when the rights become exercisable in accordance with the rights agreement.

Warrants

              As of June 30, 2004 there were warrants outstanding to purchase a total of 18,064 shares of common stock at a price of $1.94 per share, 15,483 shares of common stock at a price of $7.75 per share and 31,361 shares of common stock at a price of $13.95 per share.

Registration Rights

              The holders of 32,087,632 shares of our common stock and the holders of 8,967,741 shares of our Class A common stock are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our amended and restated investors' rights agreement and are described below. The registration rights under the investors' rights agreement with respect to holders of our common stock will expire five years following the completion of this offering, or, with respect to an individual holder holding two percent or less of our outstanding capital stock, when such holder is able to sell all of its shares in a single transaction pursuant to Rule 144 under the Securities Act. The registration rights under the investors' rights agreement with respect to holders of our Class A common stock will expire seven years following the date of redemption of our common stock pursuant to the call or, in the alternative, on the close of business on the last day that the put can be exercised, or, with respect to an individual holder of Class A common stock holding two percent or less of our outstanding capital stock, when such holder is able to sell all of its shares in a single transaction pursuant to Rule 144 under the Securities Act.

    Demand Registration Rights

              At any time following six months after the closing of this offering, the holders of shares of common stock having demand registration rights under the investors' rights agreement have the right to require that we register their common stock, provided such registration relates to not less than 50% in aggregate of our then outstanding shares of common stock having demand registration rights. We are only obligated to effect two registrations in response to these demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these demand registration rights.

    Piggyback Registration Rights

              If we register any securities for public sale, the stockholders with piggyback registration rights under the investors' rights agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders due to marketing reasons. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these piggyback registration rights.

    S-3 Registration Rights

              If we are eligible to file a registration statement on Form S-3, the stockholders with S-3 registration rights under the investors' rights agreement can request that we register their shares, provided that such registration relates to not less than 10% in aggregate of our then outstanding shares of common stock having S-3 registration rights and the total price of the shares of common stock offered to the public is at least $1,000,000. The holders of S-3 registration rights may only require us to file two Form S-3 registration statements in any 12-month period. We may postpone the filing of a Form S-3 registration statement for up to 90 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or us. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these S-3 registration rights.

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock and the rights is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

              Prior to this offering, there has been no market for our common stock and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Shares

              Upon completion of this offering, we will have outstanding an aggregate of 41,658,986 shares of common stock, assuming no exercise of the underwriters' overallotment option and no exercise of outstanding options or warrants that were outstanding as of June 30, 2004, and 9,334,509 shares of Class A common stock, assuming the expected sale of 366,768 shares of Class A common stock to GSK concurrently with the closing of this offering. Of these shares, the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless one of our existing affiliates as that term is defined in Rule 144 under the Securities Act purchases such shares.

              The remaining 36,458,986 shares of our common stock held by existing stockholders are restricted shares or are restricted by the contractual provisions described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, which are summarized below. Of these restricted shares, 27,472,413 shares will be available for resale in the public market in reliance on Rule 144(k), 27,114,569 of which shares are restricted by the terms of the lock-up agreements described below. The remaining 8,986,573 shares become eligible for resale in the public market at various dates thereafter, all of which shares are restricted by the terms of the lock-up agreements. The table below sets forth the approximate number of shares eligible for future sale:

Days after Date of this Prospectus	Approximate Additional Number of Shares Becoming Eligible for Future Sale	Comment
On Effectiveness	322,060	Freely tradable shares sold in offering; shares salable under Rule 144(k) that are not locked up
90 Days	—	Shares subject to vested options salable under Rule 144 and Rule 701 that are not locked up
180 Days	38,457,626	Lock-up released; shares subject to vested options salable under Rule 701 and oustanding shares salable under Rule 144
Thereafter	4,423,502	Restricted securities held for 1 year or less

              Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell some of its shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of our common stock then outstanding, which will equal approximately 416,590 shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale.

Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about our company. Rule 144 also provides that our affiliates who are selling shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

              Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted or subject to lock-up agreements, these shares may be sold immediately upon the completion of this offering.

Options

              Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or other rights granted under our equity plans may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the date of this prospectus, restricted only by the manner of sale provisions of Rule 144, and by affiliates in accordance with Rule 144, without compliance with its one-year minimum holding period. All outstanding shares available for resale in the public market in reliance on Rule 701 are restricted by the terms of the lock-up agreements.

              As of June 30, 2004, our board of directors had authorized an aggregate of up to 13,487,996 shares of common stock for issuance under our existing equity plans. As of June 30, 2004 options to purchase a total of 8,692,642 shares of common stock were outstanding, 6,539,185 of which options are exercisable and all shares issuable upon exercise of these options are restricted by the terms of the lock-up agreements and by our right to repurchase unvested shares upon the termination of an optionee's business relationship with us. Of these currently exercisable options, 2,295,272 shares no longer will be restricted by our right of repurchase and will be eligible for sale in the public market in accordance with Rule 701 under the Securities Act beginning 180 days after the date of this prospectus.

              We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register all shares of our common stock which have been issued or are issuable upon exercise of outstanding stock options or other rights granted under our equity plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, to the extent applicable, or subject in certain cases to vesting of such shares.

Warrants

              As of June 30, 2004 there were warrants outstanding to purchase a total of 18,064 shares of common stock at a price of $1.94 per share, 15,483 shares of common stock at a price of $7.75 per share and 31,361 shares of common stock at a price of $13.95 per share.

Lock-up Agreements

              Except for sales of common stock to the underwriters in accordance with the terms of the purchase agreement, we, each of our directors and officers, and holders of a substantial majority of our outstanding stock and options to acquire our stock have agreed not to sell or otherwise dispose of, directly or indirectly, any shares of our common stock (or any security convertible into or exchangeable or exercisable for common stock) without the prior written consent of Merrill Lynch for a period of 180 days from the date of this prospectus. In addition, for a period of 180 days from the date of this prospectus, except as required by law, we have agreed that our board of directors will not consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected to result in the disposition by any person, directly or indirectly, of any shares of our common stock without the prior written consent of Merrill Lynch. Merrill Lynch, in its sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements. The lock-up agreement will not apply to transactions relating to shares of common stock acquired as part of this offering or in open market transactions after the closing of this offering. Merrill Lynch has indicated that it will allow sales of common stock acquired pursuant to our Employee Stock Purchase Plan.

              In addition to the lock-up agreement with Merrill Lynch, P. Roy Vagelos, Rick E Winningham, Patrick P.A. Humphrey and Marty Glick, our Chairman of the Board of Directors, Chief Executive Officer, Executive Vice President, Research and our Executive Vice President, Finance and Chief Financial Officer, respectively, have agreed with GSK not to sell more than one half of their shares of common stock prior to the date of redemption of our common stock pursuant to GSK's call right or, in the alternative, on the close of business on the last day that our stockholders can exercise their put right. In addition, these individuals have agreed that they will not exercise their put right with respect to one-quarter of their shares of common stock or options to purchase common stock held on May 11, 2004 and otherwise eligible to be put.

Registration Rights

              The holders of 32,087,632 shares of common stock and the holders of 9,334,509 shares of Class A common stock (assuming the expected sale of 366,768 shares of Class A common stock to GSK concurrently with the closing of this offering), or the registrable securities, are entitled to have their shares registered by us under the Securities Act under the terms of an agreement between us and the holders of these registrable securities. Subject to limitations specified in the agreement, these registration rights include the following:

  •
  The holders of at least 50% of the then outstanding registrable securities may require, on two occasions beginning six months after the date of this prospectus, that we use our best efforts to register the registrable securities for public resale.

  •
  If we register any common stock, either for our own account or for the account of other security holders, the holders of registrable securities (including an additional 7,363,796 shares held by stockholders that do not have the right to initiate a request for registration) are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering in view of market conditions.

  •
  The holders of at least 10% of the then outstanding registrable securities may require us on three occasions to register all or a portion of their registrable securities on Form S-3 when use of that form becomes available to us, provided that the proposed aggregate selling price is at least $1,000,000.

We will bear all registration expenses other than underwriting discounts and commissions. All registration rights pertaining to Class A common stock terminate on the date seven years following the expiration of the call/put termination date. All registration rights pertaining to common stock (other than Class A common stock) terminate on the date five years following the closing of this offering, or, with respect to each holder of registrable securities (including Class A common stock) holding two percent (2%) or less of the outstanding capital stock of the company, such earlier time at which all registrable securities held by such holder (and any affiliate of the holder with whom such holder must aggregate its sales under Rule 144) can be sold in a single transaction without registration in compliance with Rule 144.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Overview

              The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock. This discussion is based on the Internal Revenue Code of 1986, as amended (which we refer to as the "Code"), final, temporary and proposed Treasury regulations (which we refer to as the "Treasury regulations") promulgated thereunder by the Internal Revenue Service (which we refer to as the "IRS"), and administrative and judicial interpretations thereof, each as in effect and available on the date hereof, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to our stockholders. You should note that, due to a lack of definitive judicial or administrative interpretation, uncertainties exist with respect to many of the tax consequences described below.

              You should also be aware that unless expressly indicated otherwise, this discussion is addressed only to those of our stockholders who are individuals and who are United States citizens and residents. This discussion does not address all of the United States federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances, such as stockholders who are subject to the alternative minimum tax provisions of the Code, who are dealers in securities or foreign currency, who are financial institutions or insurance companies, who are investors in pass-through entities, who are tax-exempt organizations, who hold their shares as "qualified small business stock" pursuant to Section 1202 of the Code, who do not hold their shares of Company stock as capital assets, who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions, who hold shares of our stock as part of an integrated investment (including a hedge or a straddle) comprised of shares of our stock and one or more other positions, or who have previously entered into a conversion transaction or constructive sale of shares of our stock under the constructive sale provisions of the Code.

              We have not requested a ruling from the IRS in connection with the tax consequences described herein. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position.

              IN VIEW OF THE FOREGOING AND BECAUSE THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP OR DISPOSITION OF OUR STOCK, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES, IN LIGHT OF YOUR OWN PARTICULAR TAX SITUATIONS.

General Consequences of Owning Common Stock

              Distributions, if any, paid with respect to our common stock will be taxable dividends to the extent of our current or accumulated earnings and profits. To the extent that distributions on our common stock exceed our current or accumulated earnings and profits, the amount distributed will be applied to reduce the tax basis in such common stock, and, to the extent that the amount distributed exceeds the tax basis, will constitute long- or short-term capital gain, depending on the holding period for such common stock.

              As described above in the section entitled "Description of the Common Stock," our common stock is subject to our call right and to a put right of the holder of such stock. While we currently do not expect to pay dividends during the period of time that our call right or the stockholders' put rights are outstanding, each stockholder should note that there are certain minimum holding period requirements which must be met in order for a recipient of dividends to qualify for preferential taxation at capital gains rates on such dividends and, in the case of corporate recipients, for the dividends received deduction with respect to such dividends. In some cases, the existence of a put or call right with respect to a share of stock will toll such holding periods, although it is clear that traditional equity rights to demand payments from a corporate issuer, such as the rights traditionally provided by mandatorily redeemable preferred stock, will not toll such holding periods. Additionally, in general a put option that is significantly out of the money (i.e., the put price is significantly lower than the fair market value of the stock that is subject to such put right) on or about the time that the stock trades ex-dividend with respect to a particular dividend will not toll such holding periods. In the event that our call right or the stockholder's put right is not viewed for these purposes as equivalent to a "traditional equity right to demand payment from a corporate issuer" or, with respect to the put right, if such put right is not significantly out of the money on or about the time that the stock trades ex-dividend with respect to a particular dividend, then a stockholder's holding period with respect to 50% of its common stock could be tolled during the period such rights remain in existence. In such case, in the event a stockholder receives or is deemed to receive dividend distributions prior to the exercise or lapse of our call right and/or such stockholder's put right with respect to such shares of common stock, such dividends may not qualify for taxation at preferential capital gains rates (in which case any such dividend income would be taxed at higher ordinary income rates), and any corporate stockholders may not qualify for the dividends received deduction with respect to such dividends.

              In addition, there is an issue as to whether the call right and put right to which a stockholder's shares of common stock are subject could cause such common stock (or 50% of such common stock) to be characterized, for United States federal income tax purposes, as not "participating in corporate growth to any significant extent." If so characterized, such common stock (or 50% of such common stock) would be treated as preferred stock for purposes of Section 305 of the Code. In such event, the holder thereof would be required, during the period beginning upon the stockholder's purchase of the common stock and ending during the put period, to include currently in gross income (to the extent of our current or accumulated earnings and profits) a portion (determined by analogy to the original issue discount rules for debt instruments) of the excess, if any, of $19.375 per share (the put price) over the fair market value of the share at issuance, unless any such excess does not exceed a de minimis amount. No portion of the common stock is expected to be treated as preferred stock under Section 305 of the Code, and we therefore do not intend to treat all or any portion of the common stock as preferred stock. However, due to a lack of definitive judicial or administrative interpretation, this conclusion is not free from doubt.

              In addition, there is an issue as to whether the put right to which our common stock is subject is a property right which is separate and distinct from our shares of common stock. In the event the put right were considered a separate property right, it is possible that a stockholder's common stock (or at least 50% of such common stock) and the associated put right may be treated as a straddle under Section 1092 of the Code, in which case such stockholder may be subject to limitations on recognition of losses and certain other adverse consequences with respect to such stockholder's common stock and the put right under Section 1092 of the Code (including the tolling of such stockholder's holding period pursuant to Treasury Regulations Section 1.1092(b)-2T). The put right is not expected to be treated as a separate property right since it is an integral and incidental part of our common stock. However, due to a lack of definitive judicial or administrative interpretation, this conclusion is not free from doubt.

General Consequences of Disposing of Common Stock

              A stockholder will recognize gain or loss upon the sale of its common stock equal to the difference between its adjusted basis in its sold shares and the sum of the amount of cash and the fair market value of any property the stockholder receives in exchange therefor. Except with respect to the various issues described herein, any such gain or loss will be long- or short-term capital gain or loss depending on the stockholder's holding period for the common stock.

              Our redemption of up to 50% of a stockholder's common stock pursuant to such stockholder's exercise of its put right is expected to be subject to the stock redemption rules of Section 302 of the Code. In addition, our redemption of 50% of a stockholder's common stock pursuant to the call right is expected to be subject to the stock redemption rules of Section 302 of the Code. Under the rules of Section 302 of the Code, the entire cash proceeds from the redemption received will be treated as a distribution taxable as a dividend (to the extent of our current or accumulated earnings and profits), unless the redemption is "substantially disproportionate" with respect to the stockholder or is "not essentially equivalent to a dividend" with respect to the stockholder. In the event the redemption is "substantially disproportionate" or "not essentially equivalent to a dividend" with respect to the stockholder, the redemption should qualify for sale treatment (i.e., the stockholder will recognize long- or short-term (depending upon its holding period for the redeemed shares) capital gain or loss upon the redemption equal to the difference between the stockholder's adjusted tax basis in the redeemed shares and the amount of cash received in exchange for such shares in the redemption).

              In determining whether a redemption is "substantially disproportionate" or "not essentially equivalent to a dividend" with respect to a stockholder, the stockholder must take into account its shares of stock actually owned as well as its shares of stock constructively owned by reason of certain constructive ownership rules set forth in the Code. Under these constructive ownership rules, a stockholder will be deemed to own any shares of stock that are either actually or constructively owned by certain related individuals or entities and any shares of stock that the stockholder has a right to acquire by exercise of an option or by conversion or exchange of a security. In addition, in applying the "substantially disproportionate" and "not essentially equivalent to a dividend" tests, a stockholder must also take into account acquisitions or dispositions of stock that are treated for United States federal income tax purposes as integrated with the redemption.

              The redemption of the shares of our common stock held by a stockholder will be "substantially disproportionate" with respect to such stockholder if, among other things, the percentage of shares of our stock actually and constructively owned by such stockholder immediately following the redemption is less than 80% of the percentage of shares of our stock actually and constructively owned by such stockholder immediately prior to the redemption. The redemption of shares of our common stock held by a stockholder will be treated as "not essentially equivalent to a dividend" with respect to such stockholder if it experiences a "meaningful reduction" in its percentage interest as a result of the redemption. For this purpose, the stockholder would compare its percentage interest in us represented by its shares actually and constructively owned immediately prior to the redemption with its percentage interest in us represented by shares actually and constructively owned immediately after the redemption. Depending on a particular stockholder's facts and circumstances, even a small reduction in the stockholder's proportionate equity interest may satisfy the meaningful reduction test. For example, the IRS has held that any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (e.g., an interest of less than 1%) and who exercises no control over corporate affairs constitutes a "meaningful reduction."

              There is a risk that a redemption of a stockholder's common stock pursuant to the call right or pursuant to the exercise of a put right could be treated as a recapitalization under Section 368(a)(1)(E) of the Code in which the stockholder is deemed to exchange its shares of common stock which are subject to the put and the call right for shares of common stock which are not subject to a put or a call right and cash. It is not expected that a redemption of a stockholder's common shares should be treated in such a manner, although, due to a lack of definitive judicial or administrative interpretation, this conclusion is not free from doubt. In the event that a redemption of a stockholder's common stock does result in such recapitalization treatment, such stockholder would recognize gain but not loss in the exchange equal to the lesser of:

  •
  the amount of cash received in the redemption; and

  •
  the excess of:

    (1)
    the amount of cash and the fair market value of the common stock retained by such stockholder, over

    (2)
    the stockholder's adjusted tax basis in all of the common stock it held immediately prior to the redemption.

In general any such gain or loss would be treated as dividend income or capital gain under rules similar to those described above with respect to redemptions (i.e., such gain will generally be treated as capital gain if the redemption was "substantially disproportionate" with respect to the stockholder or otherwise "not essentially equivalent to a dividend" as described above).

              Under Section 1258 of the Code, gain from the sale or other disposition of stock that is recognized on the disposition or other termination of a position that was held as part of a "conversion transaction" will be treated as ordinary income. A "conversion transaction" includes certain transactions from which substantially all of a taxpayer's expected return is attributable to the time value of the taxpayer's investment in the transaction. A holder of our shares of common stock is not expected to be considered to have engaged in a "conversion transaction" within the meaning of Section 1258(c) of the Code. Consequently, the provisions of Section 1258 of the Code is not expected to be applicable to the common stock, although due to a lack of definitive judicial or administrative interpretation, this issue is not free from doubt.

              Under certain circumstances, where a taxpayer has an option to sell stock (such as through the exercise of a right similar to the put right), Section 1233 of the Code prevents the taxpayer's holding period from increasing (for purposes of obtaining long-term capital gain). The terms of our common stock are not expected to cause Section 1233 of the Code to apply to our common stock. Section 1233 since the put right would be acquired on the same day as the common stock, provided the identification requirements contained in Section 1233(c) of the Code are met. Due to a lack of definitive judicial or administrative interpretation, this issue is not free from doubt, however. A stockholder is urged to consult its tax advisors concerning the "identification" requirement contained in Code Section 1233(c) of the Code.

Information Reporting and Backup Withholding

              Certain of our non-corporate stockholders may be subject to information reporting and backup withholding at a 28% rate on certain of the payments due to such stockholders. In order to avoid backup withholding, a stockholder must complete Form W-8IMY or Form W-8BEN (if it is a nonresident alien individual or foreign entity) or Form W-9 (if it is a United States resident or domestic entity). Forms W-8IMY, W-8BEN and W-9 are available on the Internal Revenue Service's web site, www.irs.gov.

              IN LIGHT OF THE UNCERTAINTY ASSOCIATED WITH THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK AND BECAUSE THE TAX CONSEQUENCES TO YOU MAY DIFFER BASED ON YOUR PARTICULAR CIRCUMSTANCES, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING SUCH TAX CONSEQUENCES.

UNDERWRITING

              Under the terms and subject to the conditions contained in a purchase agreement dated the date of this prospectus, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc., Credit Suisse First Boston LLC and Thomas Weisel Partners LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.
Credit Suisse First Boston LLC
Thomas Weisel Partners LLC

Total	5,200,000

              The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The purchase agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' overallotment option described below.

              The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $            per share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Overallotment Option

              We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 780,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters option is exercised in full, the total price to the public would be approximately $         million and the total proceeds to us would be approximately $         million after deducting estimated underwriting discounts and commissions and offering expenses.

              On behalf of the underwriting syndicate, Merrill Lynch, Pierce, Fenner & Smith Incorporated will be responsible for recording a list of potential investors that have expressed an interest in purchasing shares of common stock as part of this offering.

              The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

No Sales of Similar Securities

              We, each of our directors and officers and holders of a substantial majority of our outstanding stock and options to acquire our stock have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner and Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus that is described in this prospectus;

  •
  the issuance by us of shares or options to purchase shares of common stock pursuant to our stock incentive and employee stock purchase plans, provided that the recipient of the shares agrees to be subject to the restrictions described in this paragraph; or

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

See the section entitled "Shares Eligible for Future Sale" for further discussion of certain transfer restrictions.

Commissions and Discounts

              The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

Paid by Us
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

              In addition, we estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $2.4 million.

Price Stabilization and Short Positions

              In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the purchase agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the overallotment option. The underwriters may also sell shares in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

              We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol "THRX."

              We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

              Certain of the underwriters or their affiliates have provided from time to time, and may provide in the future, investment and commercial banking and financial advisory services to Theravance and its affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

              Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and affiliates of Lehman Brothers Inc. own 1,475,856 and 1,383,084 shares of our common stock, respectively, which each acquired in private transactions prior to September 2000.

Reserved Shares

              At our request, the underwriters have reserved for sale, at the initial public offering price, up to 104,000 shares of common stock offered in this offering for individuals designated by Theravance who have expressed an interest in purchasing the shares of common stock in the offering. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

              A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

              Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our revenues, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, our arrangements with GSK and financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

              Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California, will pass upon the validity of the common stock offered by this prospectus. Members of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP are the beneficial owners of 138,099 shares of our common stock and Robert V. Gunderson, Jr., a partner of the firm, is a member of our board of directors. Davis Polk & Wardwell, Menlo Park, California, will pass upon certain legal matters for the underwriters.

EXPERTS

              Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

              We have filed with the Securities and Exchange Commission (SEC), Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, with respect to our common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

              As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain an Internet site at www.theravance.com. Our internet site is not a part of this prospectus.

Theravance, Inc.

Index to Consolidated Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 and June 30, 2004 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2001, 2002 and 2003 and for the Six Months Ended June 30, 2003 and 2004 (unaudited)	F-4
Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit) for the Years Ended December 31, 2001, 2002 and 2003 and for the Six Months Ended June 30, 2004 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2002 and 2003 and for the Six Months Ended June 30, 2003 and 2004 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Theravance, Inc.

              We have audited the accompanying consolidated balance sheets of Theravance, Inc. as of December 31, 2002 and 2003, and the related consolidated statements of operations, convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Theravance, Inc. at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

Palo Alto, California
May 21, 2004,
except for Note 14, as to which the date is
May 27, 2004

              The foregoing report is in the form that will be signed upon the completion of the reverse stock split described in Note 2 to the financial statements.

/s/ ERNST & YOUNG LLP

Palo Alto, California
September 24, 2004

Theravance, Inc.

Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,
			June 30, 2004
	2002	2003
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$108,796	$35,748	$106,288
Marketable securities	39,754	53,404	81,722
Receivable from related party	1,509	408	108
Prepaid and other current assets	1,765	1,688	3,538

Total current assets	151,824	91,248	191,656
Property and equipment, net	20,267	15,815	14,001
Restricted cash and cash equivalents	7,753	6,124	5,311
Deferred sublease costs	1,327	921	703
Notes receivable	6,007	5,803	6,139
Notes receivable from related parties	4,596	4,562	79
Other assets	941	976	1,112

Total assets	$192,715	$125,449	$219,001

Liabilities, convertible preferred stock and stockholders' equity (deficit)
Current liabilities:
Line of credit	$25,000	$—	$—
Accounts payable	1,579	3,199	2,562
Accrued personnel-related expenses	3,976	4,441	4,531
Accrued clinical and development expenses	2,491	1,849	3,335
Other accrued liabilities	1,624	1,929	5,139
Current portion of notes payable	377	420	444
Current portion of capital lease obligations	2,807	3,052	3,358
Current portion of deferred revenue	1,250	5,273	10,279

Total current liabilities	39,104	20,163	29,648
Deferred rent	1,726	2,131	2,267
Notes payable	1,384	967	739
Capital lease obligations	6,483	3,431	1,653
Deferred revenue	8,594	30,965	57,397
Commitments
Convertible preferred stock, $0.01 par value; 50,000 shares authorized; 47,644 shares issued and outstanding at December 31, 2002 and 2003, aggregate liquidation preference of $374,468 at December 31, 2002 and 2003; no shares outstanding at June 30, 2004 (unaudited)	367,358	367,358	—
Stockholders' equity (deficit):
Preferred stock, $0.01 par value, 5,000 shares authorized, no shares issued and outstanding (unaudited)	—	—	—
Common stock, $0.01 par value; 175,000 shares authorized, issuable in series; 7,201, 7,230 and 36,271 shares issued and outstanding at December 31, 2002 and 2003, and June 30, 2004 (unaudited), respectively	72	72	363
Class A Common Stock, $0.01 par value, no shares authorized, issued or outstanding, at December 31, 2002 and 2003; 13,900 shares authorized, 8,968 issued and outstanding at June 30, 2004 (unaudited)	—	—	90
Additional paid-in capital	67,702	68,737	558,839
Notes receivable from stockholders	(1,765)	(928)	(763)
Deferred stock-based compensation	(2,797)	(1,518)	(13,840)
Accumulated other comprehensive income (loss)	221	21	(247)
Accumulated deficit	(295,367)	(365,950)	(417,145)

Total stockholders' equity (deficit)	(231,934)	(299,566)	127,297

Total liabilities, convertible preferred stock, and stockholders' equity (deficit)	$192,715	$125,449	$219,001

See accompanying notes.

Theravance, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Revenue from related party	$—	$156	$3,605	$1,332	$3,563
Operating expenses:
Research and development	53,773	66,481	61,704	27,573	39,284
General and administrative	10,506	11,817	12,153	6,330	12,704
Stock-based compensation*	10,134	4,941	2,214	892	3,867

Total operating expenses	74,413	83,239	76,071	34,795	55,855

Loss from operations	(74,413)	(83,083)	(72,466)	(33,463)	(52,292)
Interest and other income	11,530	4,990	3,373	1,799	1,520
Interest and other expense	(1,962)	(1,134)	(1,490)	(655)	(423)

Net loss	$(64,845)	$(79,227)	$(70,583)	$(32,319)	$(51,195)

Net loss per share	$(11.73)	$(12.50)	$(10.37)	$(4.85)	$(2.92)

Shares used in computing net loss per share	5,526	6,336	6,809	6,661	17,543

*
Stock-based compensation, consisting of amortization of deferred stock-based compensation and the value of options issued to non-employees for services rendered, is allocated as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Research and development	$6,574	$3,398	$1,300	$414	$1,784
General and administrative	3,560	1,543	914	478	2,083

Total non-cash stock-based compensation	$10,134	$4,941	$2,214	$892	$3,867

See accompanying notes.

Theravance, Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit)
(In thousands, except per share amounts)

	Convertible Preferred Stock				Class A Common Stock
			Common Stock					Notes Receivable from Stockholders		Accumulated Other Comprehensive Income (loss)		Total Stockholders' Equity (Deficit)
							Additional Paid-In Capital		Deferred Stock-Based Compensation		Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2001	43,644	$327,107	7,503	$75	—	$—	$69,835	$(3,268)	$(18,759)	$494	$(151,295)	$(102,918)
Repurchases of common stock, net of stock option exercises at prices ranging from $0.78 to $8.53 per share	—	—	(329)	(3)	—	—	(1,317)	469	—	—	—	(851)
Stock-based compensation related to grants of stock options to nonemployees	—	—	—	—	—	—	486	—	—	—	—	486
Stock-based compensation related to an officer's stock option	—	—	—	—	—	—	3,000	—	(2,444)	—	—	556
Reversal of deferred stock-based compensation related to employee terminations	—	—	—	—	—	—	(3,061)	—	1,505	—	—	(1,556)
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	10,648	—	—	10,648
Forgiveness and repayments of notes receivable	—	—	—	—	—	—	—	209	—	—	—	209
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	(64,845)	(64,845)
Net unrealized gain on marketable securities	—	—	—	—	—	—	—	—	—	519	—	519

Total comprehensive loss												(64,326)

Balance at December 31, 2001	43,644	327,107	7,174	72	—	—	68,943	(2,590)	(9,050)	1,013	(216,140)	(157,752)
Issuance of Series E convertible preferred stock to a collaborative partner for cash at $10.00 per share in December 2002, net of issuance costs of $64	4,000	39,937	—	—	—	—	—	—	—	—	—	—
Stock option exercises at prices ranging from $1.32 to $8.53, net of repurchases	—	—	27	—	—	—	71	108	—	—	—	179
Forgiveness of notes receivable	—	—	—	—	—	—	—	717	—	—	—	717
Stock-based compensation related to grants of stock options to nonemployees	—	—	—	—	—	—	511	—	—	—	—	511
Reversal of deferred stock-based compensation related to employee terminations	—	—	—	—	—	—	(1,823)	—	781	—	—	(1,042)
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	5,472	—	—	5,472
Issuance of warrants to purchase Series D-1 convertible preferred stock	—	314	—	—	—	—	—	—	—	—	—	—
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	(79,227)	(79,227)
Net unrealized loss on marketable securities	—	—	—	—	—	—	—	—	—	(792)	—	(792)

Total comprehensive loss												(80,019)

Balance at December 31, 2002	47,644	367,358	7,201	72	—	—	67,702	(1,765)	(2,797)	221	(295,367)	(231,934)
Stock option exercises at prices ranging from $1.32 to $8.53, net of repurchases and net of unvested stock options exercised early	—	—	29	—	—	—	100	—	—	—	—	100
Forgiveness and repayments of notes receivable	—	—	—	—	—	—	—	837	—	—	—	837
Stock-based compensation related to grants of stock options to nonemployees	—	—	—	—	—	—	262	—	—	—	—	262
Reversal of deferred stock-based compensation related to employee terminations	—	—	—	—	—	—	(862)	—	220	—	—	(642)
Deferred stock-based compensation	—	—	—	—	—	—	1,535	—	(1,535)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	2,594	—	—	2,594
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	(70,583)	(70,583)
Net unrealized loss on marketable securities	—	—	—	—	—	—	—	—	—	(200)	—	(200)

Total comprehensive loss												(70,783)

Balance at December 31, 2003	47,644	367,358	7,230	72	—	—	68,737	(928)	(1,518)	21	(365,950)	(299,566)
Stock option exercises at prices ranging from $1.32 to $8.53, net of repurchases and net of unvested stock options exercised early (unaudited)	—	—	151	2	—	—	798	—	—	—	—	800
Exercise of warrants to purchase 20,000 shares of Series C preferred stock (unaudited)	20	170	—	—	—	—	—	—	—	—	—	—
Exercise of warrants to purchase 4,000 shares of Series A preferred stock (unaudited)	4	5	—	—	—	—	—	—	—	—	—	—
Conversion of Series A through D-1 convertible preferred stock into common stock (unaudited)	(43,668)	(327,596)	28,890	289	—	—	327,307	—	—	—	—	327,596
Conversion of Series E preferred stock into common stock (unaudited)	(4,000)	(39,937)	2,580	26	—	—	39,911	—	—	—	—	39,937
Exchange of common stock for Class A common stock (unaudited)	—	—	(2,580)	(26)	2,580	26	—	—	—	—	—	—
Issuance of Class A common stock, net of issuance costs of $2,940 (unaudited)	—	—	—	—	6,388	64	105,896	—	—	—	—	105,960
Forgiveness and repayments of notes receivable (unaudited)	—	—	—	—	—	—	—	165	—	—	—	165
Stock-based compensation related to grants of stock options to nonemployees (unaudited)	—	—	—	—	—	—	304	—	—	—	—	304
Reversal of deferred stock-based compensation related to employee terminations (unaudited)	—	—	—	—	—	—	(685)	—	470	—	—	(215)
Deferred stock-based compensation (unaudited)	—	—	—	—	—	—	16,571	—	(16,571)	—	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	3,779	—	—	3,779
Comprehensive loss:
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	(51,195)	(51,195)
Net unrealized loss on marketable securities (unaudited)	—	—	—	—	—	—	—	—	—	(268)	—	(268)

Total comprehensive loss (unaudited)												(51,463)

Balance at June 30, 2004 (unaudited)	—	$—	36,271	$363	8,968	$90	$558,839	$(763)	$(13,840)	$(247)	$(417,145)	$127,297

See accompanying notes.

Theravance, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Cash flows used in operating activities
Net loss	$(64,845)	$(79,227)	$(70,583)	$(32,319)	$(51,195)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,933	5,124	5,209	2,345	2,431
Impairment charges	650	—	—	—	—
Stock-based and other non-cash compensation	10,134	4,941	2,214	892	3,867
Forgiveness of notes receivable	380	1,430	1,342	859	4,180
Other non-cash operating activities	—	119	503	16	15
Changes in operating assets and liabilities:
Receivables, prepaid and other current assets	41	(2,147)	1,092	(120)	(195)
Accounts payable and accrued liabilities	(188)	1,086	1,283	(2,065)	2,535
Accrued personnel-related expenses	795	(147)	465	(1,155)	90
Deferred rent	408	532	405	202	136
Deferred revenue	—	9,688	26,394	13,668	31,438

Net cash used in operating activities	(47,692)	(58,601)	(31,676)	(17,677)	(6,698)

Cash flows (used in) provided by investing activities
Purchases of property and equipment	(1,542)	(6,986)	(763)	(302)	(617)
Purchases of marketable securities	(196,358)	(69,721)	(65,114)	(29,713)	(56,027)
Sales and maturities of marketable securities	233,951	133,037	51,264	7,461	27,441
Restricted cash and cash equivalents	670	1,820	1,629	860	813
Deferred sublease costs	—	(216)	(38)	(38)	—
Increase in notes receivable	(611)	(6,380)	(784)	(159)	(567)
Decrease in notes receivable	60	22	197	2	668

Net cash provided by (used in) investing activities	36,170	51,576	(13,609)	(21,889)	(28,289)

Cash flows (used in) provided by financing activities
Proceeds from notes payables and capital leases	1,773	4,695	—	—	—
Proceeds from line of credit	—	25,000	75,000	50,000
Payments on notes payables and capital leases	(3,345)	(3,104)	(3,181)	(1,554)	(1,676)
Payments on line of credit	—	—	(100,000)	(50,000)	—
Net issuances of convertible preferred stock	—	39,937	—	—	175
Net (repurchases) issuances of common stock	(851)	179	418	330	107,028

Net cash (used in) provided by financing activities	(2,423)	66,707	(27,763)	(1,224)	105,527

Net (decrease) increase in cash and cash equivalents	(13,945)	59,682	(73,048)	(40,790)	70,540
Cash and cash equivalents at beginning of period	63,059	49,114	108,796	108,796	35,748

Cash and cash equivalents at end of period	$49,114	$108,796	$35,748	$68,006	$106,288

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$852	$938	$920	$507	$327

Non-cash investing and financing activities:
Conversion of convertible preferred stock to common stock	$—	$—	$—	$—	$367,533

Repurchases/issuances of common stock for notes receivable	$469	$108	$26	$26	$9

Conversion of note payable to leasehold improvement allowance	$2,714	$—	$—	$—	$—

Deferred financing costs	$—	$300	$—	$—	$—

Deferred stock-based compensation	$—	$—	$1,535	$892	$16,571

See accompanying notes.

Theravance, Inc.
Notes to Consolidated Financial Statements

(Information as of June 30, 2004 and for the
six months ended June 30, 2003 and 2004 is unaudited)

1. Organization and Description of Business

              The Company is a biopharmaceutical company with a pipeline of product candidates that it discovered and expects to develop in collaboration with partners or on its own. In approximately seven years of operation, four product candidates discovered by the Company have advanced into clinical trials, one of which is currently in Phase 3 and one of which is currently in Phase 2. Further, the Company has seven additional product candidates discovered by it in preclinical studies. The Company is focused on the discovery, development and commercialization of small molecule medicines for unmet medical needs across a number of therapeutic areas including respiratory disease, bacterial infections, overactive bladder and gastrointestinal disorders. None of the Company's products have been approved for marketing and sale to patients and the Company has not received any product revenue to date.

              The Company was incorporated in November 1996 in Delaware under the name Advanced Medicine, Inc. and began operations in May 1997. The Company changed its name to Theravance, Inc. in April 2002.

2. Basis of Presentation and Significant Accounting Policies

Principles of Consolidation

              The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, AMI East, Inc. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

              The accompanying consolidated balance sheet as of June 30, 2004, consolidated statements of operations and cash flows for the six months ended June 30, 2003 and 2004 and consolidated statement of convertible preferred stock and stockholders' equity (deficit) for the six months ended June 30, 2004, and related information contained in the notes to consolidated financial statements are unaudited. These unaudited interim consolidated financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company's management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the Company's financial position, results of operations and cash flows for the six months ended June 30, 2003 and 2004. The results for the six months ended June 30, 2004 are not necessarily indicative of the results of operations to be expected for the year ending December 31, 2004.

Use of Estimates

              The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

              The Company considers all highly liquid investments purchased with a maturity of three months or less on the date of purchase to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

              Under certain lease agreements and letters of credit, the Company has used cash and cash equivalents as collateral. There was $7.8 million, $6.1 million and $5.3 million of restricted cash and cash equivalents related to such agreements at December 31, 2002 and 2003 and June 30, 2004, respectively.

Marketable Securities

              The Company classifies its marketable securities as available-for-sale. Available-for-sale securities are carried at estimated fair value, with the unrealized gains and losses, if any, reported in stockholders' equity (deficit) and included in accumulated other comprehensive income. The cost of securities in this category is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in interest and other income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are also included in interest and other income. The cost of securities sold is based on the specific-identification method.

Revenue Recognition

              The Company recognizes revenue in accordance with the criteria outlined in Staff Accounting Bulletin No. 101 (SAB 101,) "Revenue Recognition in Financial Statements", as amended by SAB 104 and Emerging Issues Task Force (EITF) Issue 00-21 "Revenue Arrangements with Multiple Deliverables" (EITF 00-21). In connection with the Company's agreements with GlaxoSmithKline (GSK), the Company recognizes revenue from non-refundable, upfront fees and development milestone payments ratably over the term of its performance under the agreements. When the period of deferral cannot be specifically identified from the agreement, management estimates the period based upon the terms of the agreement and other relevant facts. The Company periodically reviews the estimated performance period.

              The Company was reimbursed by GSK for certain external development costs under the GSK collaboration agreement. Such reimbursements have been reflected as a reduction in research and development expense and not as revenue, and were $1.5 million in 2002 and $2.7 million in 2003, and were $2.2 million and $478,000 for the six months ending June 30, 2003 and 2004, respectively.

Concentration of Credit Risks and Other Uncertainties

              The Company invests in a variety of financial instruments and, by its policy, limits the amount of credit exposure with any one issuer, industry or geographic area.

              The Company is dependent on third-party vendors and clinical research organizations for selected manufacturing and service functions related to its drug discovery and development efforts.

              The Company is substantially dependent on third-party vendors for clinical trials related to its drug discovery and development efforts. In addition, the Company may be unable to retain alternative providers on reasonable terms, if at all. If the Company loses its relationship with any one or more of these providers, it could experience a significant delay in both identifying another comparable provider and then contracting for its services. Even if the Company locates an alternative provider, it is likely that this provider will need additional time to respond to the Company's needs and may not provide the same type or level of service as the original provider. The occurrence of any of these events may delay the development or commercialization of the Company's product candidates and have a material adverse effect on the consolidated results of operations.

              Future financing may not be available in amounts or on terms acceptable to the Company, if at all. The Company will require significant additional capital to fully implement its business plan.

Property and Equipment

              Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements and assets under capital leases are amortized over the shorter of their estimated useful lives or the related lease term ranging from 3 to 12 years.

Capitalized Software

              The Company capitalizes certain costs related to direct material and service costs for software obtained for internal use in accordance with Statement of Position 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Capitalized software costs are depreciated over 3 years.

Deferred Sublease Costs

              Deferred sublease costs consist of recoverable leasehold improvements and commissions paid to obtain tenants for leased facilities no longer occupied by the Company. These costs are being amortized over the respective sublease terms.

Long-Lived Assets

              Long-lived assets include property, equipment, and deferred sublease costs. The carrying value of long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the asset may not be recoverable. An impairment loss is recognized when the total of estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount or appraised value, as appropriate.

Related Parties

              The Company's related parties are its directors, executive officers and GSK. Transactions with executive officers and directors include notes receivable, described below. Transactions with GSK are described in Note 4.

              Robert V. Gunderson, Jr. is a director of the Company. The Company has engaged Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, of which Mr. Gunderson is a partner, as its primary legal counsel. Fees are incurred and paid in the ordinary course of business, and were $45,000, $632,000 and $143,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $37,000 and $1.3 million for the six months ended June 30, 2003 and 2004, respectively.

Notes Receivable

              The Company has provided loans to its officers and employees primarily to assist them with the purchase of a primary residence, which collateralizes the resulting loans. As of June 30, 2004, the total outstanding balance of these notes receivable was $6.2 million, $394,000 of which is subject to forgiveness provisions, which are dependent on the officer's or employee's continued employment with the Company. Included in the notes receivable balance are related party loans totaling $79,000, net of cumulative forgiveness expense, at June 30, 2004. The Company expects to recognize forgiveness expense ratably over the required terms of the agreement as follows: $117,000 in 2004, $135,000 in 2005, $42,000 in 2006, $39,000 in 2007 and the balance thereafter. The balance of these notes receivable is included in noncurrent assets on the Consolidated Balance Sheet.

              The Company has also allowed certain option holders to exercise their options by executing stock purchase agreements and full recourse notes payable to the Company. As of June 30, 2004, the outstanding balance of these notes receivable was $763,000, of which $96,000 is subject to forgiveness provisions, which are dependent on the officer's or employee's continued employment with the Company. The Company expects to recognize forgiveness expense ratably over the required terms of the agreement as follows: $49,000 in 2004, $35,000 in 2005, $10,000 in 2006, and $2,000 in 2007. The balance of these notes receivable is included in Stockholders' Equity (Deficit) on the Consolidated Balance Sheet. The loans issued for the exercise of stock options are dated prior to November 2001 and thus are not subject to variable accounting as required under EITF 00-23 "Issues Related to the Accounting for Stock Compensation Under APB No. 25 and FASB Interpretation 44."

              Interest receivable related to the notes was $599,000, $1.0 million and $1.1 million at December 31, 2002, 2003 and June 30, 2004, respectively, and is included in other assets. The Company accrues interest on the notes at rates ranging up to 8%.

              The outstanding loans have maturity dates ranging from July 2004 through 2013.

              On June 4, 2004, the Company entered into an agreement with its chief executive officer, Mr. Winningham pursuant to which the Company agreed to forgive Mr. Winningham's housing loan in the amount of $3,750,000, thereby extinguishing his debt in full, in recognition of Mr. Winningham entering into a lock-up agreement with the Company and GSK pursuant to which he has agreed not to sell or transfer 50% of the shares purchasable under all of his options prior to September 2007 and not to put a portion of the shares purchasable under his options to purchase common stock in 2007 pursuant to the call and put arrangements with GSK. Also, Mr. Winningham agreed to deposit 129,032 shares of common stock purchasable under an option into escrow if he exercises the option prior to September 7, 2007. Should Mr. Winningham leave the Company's employ due to voluntary resignation or a termination by the Company for cause, then he will forfeit any of these shares deposited into escrow. Subject to continued employment, the Company will release any shares from escrow over the following periods: 25% on December 31, 2005, 25% on December 31, 2006, and the balance on September 7, 2007, and will release the shares immediately should Mr. Winningham die or leave the Company's employ due to disability. In June 2004, the net balance of the loan, $3.0 million, representing the original principal amount of $3.8 million less a reserve of approximately $800,000 for forgiveness under the original terms of the loan that was recorded in prior periods, plus $3.2 million of related income and employment taxes was recorded as general and administrative expense.

              On June 4, 2004, the Company entered into an agreement with Dr. Humphrey pursuant to which it agreed to forgive Dr. Humphrey's housing loan in the amount of $953,500, thereby extinguishing his debt in full, in recognition of Dr. Humphrey entering into a lock-up agreement with the Company and GSK pursuant to which he has agreed not to sell or transfer 50% of the shares purchasable under all of his options prior to September 2007 and agreed not to put a portion of the shares purchasable under his options to purchase common stock in 2007 pursuant to the call and put arrangements with GSK. Also, Dr. Humphrey agreed to deposit 62,696 shares of common stock purchasable under options into escrow if he exercises the options prior to September 7, 2007. Should Dr. Humphrey leave the Company's employ due to voluntary resignation or a termination by the Company for cause, then he will forfeit any of these shares deposited into escrow. Subject to continued employment, the Company will release any shares from escrow over the following periods: 25% on December 31, 2005, 25% on December 31, 2006, and the balance on September 7, 2007 and will release the shares immediately should Dr. Humphrey die or leave the Company's employ due to disability. As of June 30, 2004, the full amount of this loan, plus $804,000 of related income and employment taxes was recorded as research and development expense.

Bonus Program

              The Company has bonus programs covering substantially all employees. Bonuses are determined based on the achievement of corporate goals and other performance measures approved by the Board of Directors. Bonus accruals are estimated based on various factors, including target bonus percentages per level of employee and probability of achieving the goals upon which bonuses are based. The Company periodically reviews the progress made towards the goals under the bonus programs. Bonus expense was $3.0 million, $2.6 million and $3.2 million for the years ended December 31, 2001, 2002 and 2003, respectively, and $1.5 million and $1.8 million for the six months ended June 30, 2003 and 2004, respectively.

Deferred Rent

              Because the Company's operating leases provide for rent increases over the terms of the leases, average annual rent of the term exceeds the Company's actual cash rent payments of the first 5.5 years of the leases. Deferred rent consists of the difference between cash payments and the recognition of rent expense on a straight-line basis for the buildings the Company occupies. Rent expense is being recognized ratably over the life of the leases.

Research and Development Costs

              Research and development costs are expensed as incurred. Research and development costs consist of salaries and benefits, laboratory supplies and facility costs, as well as fees paid to third parties that conduct certain research and development activities on behalf of the Company, net of certain external development costs reimbursed by GSK.

Preclinical Study and Clinical Trial Expenses

              Most of the Company's preclinical studies and all of its clinical trials have been performed by third-party contract research organizations (CROs). Some CROs bill monthly for services performed, while others bill based upon milestones achieved. The Company reviews the activities performed under the significant contracts each quarter. For preclinical studies, the significant factors used in estimating accruals include the percentage of work completed to date and contract milestones achieved. For clinical trial expenses, the significant factors used in estimating accruals include the number of patients enrolled and percentage of work completed to date. Vendor confirmations are obtained for contracts with longer duration when necessary to validate the Company's estimate of expenses. Most contracts currently have a duration of less than one year. As the Company progresses its product candidates into later-stage clinical trials, it may enter into contracts with longer terms and different payment structures. The Company would evaluate the appropriate accrual process under such multi-year contracts to record the expenses incurred under those circumstances. No material adjustments to preclinical study and clinical trial expenses have been recognized.

Stock-based Compensation

Deferred stock-based compensation

              The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), Financial Accounting Standards Board Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25," and related to interpretations and has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

              The option valuation models used to value the options under SFAS No. 123 were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected price volatility. Because the employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input can materially affect the fair value estimate, in the Company's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

              The information regarding pro forma net loss as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular effect of future years' vesting.

              Deferred stock-based compensation for stock options granted to employees is recorded when the deemed fair value of the Company's common stock exceeds the exercise price of the stock options on the date of measurement, which is typically the date of grant. Deferred stock-based compensation is amortized using the accelerated method over the vesting periods of the related options, generally four years. The accelerated vesting method provides for vesting of portions of the overall award at interim dates and results in higher expense in earlier years than straight-line vesting.

              The amount of non-cash stock-based compensation expense expected to be amortized in future periods may decrease if unvested options for which deferred stock-based compensation expense has been recorded are subsequently cancelled or may increase if future option grants are made with exercise prices below the deemed fair value of the common stock on the date of measurement, which is typically the date of grant.

Other stock-based compensation

              Other stock-based compensation generally consists of the fair value of options granted to non-employees, such as consultants and advisors, calculated using the Black-Scholes method. The Company accounts for options granted to non-employees in accordance with EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." These options are subject to periodic remeasurement over the period services are rendered based on changes in the value of the Company's common stock. As a result, other stock-based compensation charges in future periods may vary significantly.

Fair value of employee stock options

              For purposes of disclosures pursuant to Statement of Financial Accounting Standards No. 123 (SFAS No. 123), as amended by SFAS No. 148, the estimated fair value of options is amortized to expense over the vesting period of the options. The following table shows the pro forma effect on net loss and net loss per common share if the fair value recognition provisions of SFAS No. 123 had been applied to stock based employee compensation (in thousands, except per share amounts):

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Net loss, as reported	$(64,845)	$(79,227)	$(70,583)	$(32,319)	$(51,195)
Add: Employee stock-based compensation calculated using the intrinsic value method	9,648	4,430	1,952	793	3,563
Less: Total employee stock compensation calculated using the fair value method	(10,544)	(10,233)	(7,291)	(3,720)	(6,450)

Pro forma net loss	$(65,741)	$(85,030)	$(75,922)	$(35,246)	$(54,082)

Net loss per share, as reported	$(11.73)	$(12.50)	$(10.37)	$(4.85)	$(2.92)

Pro forma net loss per share	$(11.90)	$(13.42)	$(11.15)	$(5.29)	$(3.08)

              The foregoing pro forma information regarding net loss and net loss per common share has been determined as if the Company had accounted for its employee stock options under the Black-Scholes method. The weighted-average assumptions used to value these options were as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Risk-free interest rate	6.00%	3.30%	2.08%	2.08%	2.53%-3.17%
Expected life (in years)	4-5	4-5	4-5	4-5	4-5.5
Volatility	0.7	0.7	0.7	0.7	0.7
Weighted average estimated fair value of stock options granted	$4.87	$4.42	$2.33	$2.05	$9.80

              The Company does not currently pay dividends.

Comprehensive Loss

              Comprehensive income (loss) is comprised of net loss and other comprehensive income (loss). Other comprehensive loss consists of unrealized gains and losses on the Company's available-for-sale securities in accordance with SFAS No. 130, "Reporting Comprehensive Income."

Income Taxes

              The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Reverse Stock Split

              On June 24, 2004, the Board of Directors approved a one for 1.55 reverse stock split of the Company's Common Stock and Class A Common Stock. Stockholder approval for the split was obtained in July, and the split will be effected immediately prior to this offering. All historical common share and per common share information has been changed to reflect this reverse stock split. Convertible preferred shares in these financial statements do not reflect the reverse split.

Recent Accounting Pronouncements

              In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51. This Interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specified characteristics. The adoption of FIN 46 did not have a material effect on the Company's financial statements.

              In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's financial statements.

Reclassification of Prior Year Amounts

              Certain prior year amounts have been reclassified to conform to the current period's presentation.

3. Net Loss Per Share

              Basic net loss per share (Basic EPS) is computed by dividing net loss by the weighted-average number of common shares outstanding, less shares subject to repurchase. Diluted net loss per share (Diluted EPS) is computed by dividing net loss by the weighted-average number of common shares outstanding, plus dilutive potential common shares. At June 30, 2004, potential common shares consist of shares subject to repurchase, 8,881,226 shares issuable upon the exercise of stock options and 64,908 shares issuable upon the exercise of warrants. Diluted EPS is identical to Basic EPS since potential common shares are excluded from the calculation as their effect is anti-dilutive.

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Basic and diluted: (In thousands, except for per share amounts)
Net loss	$(64,845)	$(79,227)	$(70,583)	$(32,319)	$(51,195)

Weighted average shares of common stock outstanding	7,287	7,209	7,327	7,271	17,930
Less: weighted average shares subject to repurchase	(1,761)	(873)	(518)	(610)	(387)

Weighted average shares used in computing basic and diluted net loss per share	5,526	6,336	6,809	6,661	17,543

Basic and diluted net loss per share	$(11.73)	$(12.50)	$(10.37)	$(4.85)	$(2.92)

              For the six months ended June 30, 2004, shares and per share amounts reflect the conversion of all of the Company's outstanding preferred stock into common stock or Class A common stock as of May 11, 2004.

4. Agreements with GlaxoSmithKline

2002 LABA Collaboration

              In November 2002, the Company entered into a collaboration agreement with GSK to develop and commercialize long acting beta2 agonist (LABA) product candidates for the treatment of asthma and chronic obstructive pulmonary disease (COPD). Under the terms of the agreement, each company contributed four product candidates to the collaboration. The Company received an initial cash payment from GSK of $10.0 million in December 2002. In addition, the Company also sold shares of its Series E convertible preferred stock to GSK for aggregate proceeds of $40.0 million. In connection with this collaboration, in 2003 the Company received cash payments totaling $30.0 million as development milestones were achieved, and another $15.0 million was received in the first half of 2004.

              The Company recorded the initial cash payment and subsequent milestone payments as deferred revenue, to be amortized ratably over the Company's estimated period of performance (the product development period), which it currently estimates to be eight years from the collaboration's inception. Collaboration revenue was $1.3 million for the six months ended June 30, 2003 and $3.2 million for the six months ended June 30, 2004, and $156,000 in 2002 and $3.6 million in 2003. Subsequent development milestones will be recorded as deferred revenue when received and amortized over the remaining period of performance during the development period. Additionally, GSK reimbursed the Company for certain costs related to the collaboration of $1.5 million in 2002 and $2.7 million in 2003 and $2.2 million for the six months ended June 30, 2003 and $478,000 for the six months ended June 30, 2004. The Company recorded these amounts as an offset to research and development expense.

              GSK has agreed to make additional payments to the Company based on achievement of development and commercialization milestones over the development period. In addition, payments may be received based on product sales milestones subsequent to the estimated eight-year development period. If the development and commercialization of the Company's LABA product candidates is successful, these payments could total $450.0 million, of which $150.0 million would be attributable to the product candidates reaching certain sales thresholds. Alternatively, the Company may be required to make milestone payments of up to an aggregate of $220.0 million if GSK files for regulatory approval and launches a medicine containing a LABA product candidate discovered by GSK. GSK will pay the Company the same royalty payments from product sales containing any LABA commercialized from this collaboration regardless of the origin of the compound.

2004 Strategic Alliance

              In March 2004, the Company and GSK entered into a strategic alliance for the development and commercialization of product candidates in a variety of therapeutic areas. In May 2004, the Company's stockholders approved the strategic alliance agreement. In connection with the alliance agreement, the Company received a $20.0 million payment in May 2004. This payment is being amortized over the opt-in period of the agreement, which is currently estimated to be approximately 7 1/2 years. The Company recognized $380,000 in revenue for the six months ended June 30, 2004. In addition, in May 2004 GSK, through an affiliate, purchased approximately 6.4 million shares of the Company's Class A common stock for $108.9 million. The alliance provides GSK with an option to license, on an exclusive, worldwide basis, product candidates from all of the Company's existing discovery and development programs, or programs initiated prior to September 1, 2007. Upon opting in to a new program, GSK would be responsible for all development, manufacturing and commercialization activities for such programs. Consistent with the Company's strategy, the Company will be obligated at its sole cost to discover two structurally different product candidates for certain programs that GSK opts in to. The Company may receive clinical, regulatory and commercial milestone payments and royalties on any future sales. If a product is successfully commercialized, in addition to any royalty revenue the Company may receive, the total upfront and milestone payments that the Company could receive could range from up to $130.0 million to $162.0 million for programs with single-agent medicines and up to $252.0 million for programs with both a single-agent and a combination medicine. GSK is not obligated to opt in to any of the Company's development programs. GSK has not exercised its right to opt in to any of the Company's programs under the strategic alliance. If GSK does not exercise its opt-in right with respect to a development program, the Company will need to collaborate with another third party or it will incur significant development costs and potential delays in the development of the program until funding is available.

              GSK may increase its ownership in the Company's outstanding stock to up approximately 60% through the issuance by the Company to GSK of the number of shares of the Company's common stock that the Company may be required to redeem from its stockholders as described below. In July 2007, GSK has the right to require the Company to redeem ("call"), and upon notice of such redemption, each stockholder (including GSK, to the extent GSK holds common stock) will automatically be deemed to have submitted for redemption, 50% of the Company's common stock held by such stockholder at $54.25 per share. If GSK does not exercise this right, in August 2007 each of the Company's stockholders (including GSK, to the extent GSK holds common stock) has the right to require it to redeem ("put") up to 50% of their common stock at $19.375 per share. In either case, GSK is contractually obligated to pay to the Company the funds necessary for the Company to redeem the shares of common stock from the Company's stockholders; however, GSK's maximum obligation for the shares subject to the put is capped at $525.0 million. The Company is under no obligation to effect the call or the put until the Company receives such funds from GSK. In connection with those arrangements, the Company has agreed not to issue new shares which would cause the potential put liability to exceed $525.0 million. If GSK's ownership increases to more than 50% in 2007 as a result of the call or put, it will receive an extension of its option to opt in to exclusive licenses to the Company's programs initiated prior to September 1, 2012; otherwise, this exclusive option does not apply to programs initiated after September 1, 2007.

5. Marketable Securities

              The Company invests in a variety of highly liquid investment-grade securities. The following is a summary of the Company's available-for-sale securities at December 31, 2002 and December 31, 2003 (in thousands):

	December 31, 2002				December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government agencies	$15,765	$5	$—	$15,770	$52,987	$24	$(7)	$53,004
U.S. corporate notes	14,318	31	(3)	14,346	11,662	17	(2)	11,677
U.S. commercial paper	44,950	23	—	44,973	—	—	—	—
Asset-backed securities	18,353	165	—	18,518	16,739	28	(38)	16,729
Certificates of deposit	190	—	—	190	2,372	—	(1)	2,371
Money market funds	62,506	—	—	62,506	11,495	—		11,495

Total	156,082	224	(3)	156,303	95,255	69	(48)	95,276
Less amounts classified as cash and cash equivalents	(108,796)	—	—	(108,796)	(35,748)	—	—	(35,748)
Less amounts classified as restricted cash	(7,753)	—	—	(7,753)	(6,124)	—		(6,124)

Amounts classified as marketable securities	$39,533	$224	$(3)	$39,754	$53,383	$69	$(48)	$53,404

5. Marketable Securities (Continued)

              The following is a summary of the Company's available-for-sale securities at June 30, 2004 (in thousands):

	June 30, 2004 (unaudited)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. government agencies	$57,041	$7	$(127)	$56,921
U.S. corporate notes	13,552	3	(27)	13,528
U.S. commercial paper	79,574	—	(10)	79,564
Asset-backed securities	33,771	5	(98)	33,678
Certificates of deposit	190	—	—	190
Money market funds	9,440	—	—	9,440

Total	193,568	15	(262)	193,321
Less amounts classified as cash and cash equivalents	(106,288)	—	—	(106,288)
Less amounts classified as restricted cash	(5,311)	—	—	(5,311)

Amounts classified as marketable securities	$81,969	$15	$(262)	$81,722

              The estimated fair value amounts have been determined by the Company using available market information. At June 30, 2004, approximately 23% of marketable securities (excluding asset-backed securities) mature within twelve months, and 36% of marketable securities mature within twenty-four months. The remaining 41% are asset-backed securities with effective maturities within 24 months. Average duration of available-for-sale securities was approximately four months at June 30, 2004.

              Gross realized gains (losses) on available-for-sale securities were $500,000, $(23,000), and $47,000 for the years ended December 31, 2002 and 2003 and for the six months ended June 30, 2004, respectively.

6. Property and Equipment

              Property and equipment consists of the following (in thousands):

	December 31,
			June 30, 2004
	2002	2003
			(unaudited)
Computer equipment	$2,562	$2,685	$2,840
Software	1,482	1,531	1,531
Furniture and fixtures	3,644	3,690	3,671
Laboratory equipment	14,445	14,943	15,424
Leasehold improvements	12,443	12,453	12,453

	34,576	35,302	35,919
Less accumulated depreciation and amortization	(14,309)	(19,487)	(21,918)

Property and equipment, net	$20,267	$15,815	$14,001

              There was $5.0 million, $5.2 million and $2.4 million of depreciation expense recorded for the years ended December 31, 2002 and 2003 and for the six months ended June 30, 2004, respectively.

7. Line of Credit

              In November 2002, the Company entered into a one-year agreement for a revolving line of credit of $25.0 million, renewable for a second year at the Company's option. In November 2003, the Company did not renew the line of credit. In connection with the agreement, the Company issued warrants to the lender for the purchase of up to 48,611 shares of Series D-1 convertible preferred stock at an exercise price of $9.00 per share. As of June 30, 2004, the warrants converted into warrants to purchase 31,361 shares of common stock at $13.95 per share. The warrants are exercisable through November 2007, subject to certain conditions. The fair value of these warrants was determined at the issuance date, and was recorded as a deferred cost and amortized ratably over the one-year term of the agreement. The warrants remained outstanding as of June 30, 2004.

8. Long-Term Obligations

Capital Lease Arrangements

              At December 31, 2003, the Company's aggregate commitments under capital lease agreements are as follows (in thousands):

Year ending December 31:
2004	$3,475
2005	2,525
2006	1,130

Total minimum lease payments	7,130
Less amount representing interest	(647)

Present value of future payments	6,483
Less current portion	(3,052)

Long-term portion	$3,431

              Laboratory and computer equipment, furniture and fixtures and leasehold improvements financed under capital lease arrangements are included in property and equipment and the related depreciation is included in depreciation expense in the consolidated statement of cash flows. The cost of assets financed under capital leases was $15.0 million at December 31, 2002 and 2003 and June 30, 2004. The related accumulated depreciation was $6.9 million, $9.8 million and $11.3 million at December 31, 2002 and 2003 and June 30, 2004, respectively. The Company has the option to purchase the assets at the end of the term at the then fair value. The underlying assets secure the capital lease obligations.

              In June 2002, the Company completed substantially all lease draws available under its lease arrangements. The lease specifies that the Company is required to maintain an unrestricted cash and marketable securities balance of at least $50.0 million on the last day of each calendar quarter and to set aside specified amounts of cash as collateral. At December 31, 2002 and 2003 and June 30, 2004, the Company had restricted cash and cash equivalents as collateral of $3.8 million, $2.2 million and $1.4 million (see Note 9).

Notes Payable

              Notes payable are as follows (in thousands):

	December 31,
			June 30, 2004
	2002	2003
			(unaudited)
Note payable to G.E. Capital	$889	$561	$383
Note payable to lessor	872	826	800

	$1,761	$1,387	$1,183

              In June 2002, the Company received approximately $1.1 million under a tenant improvement loan from G.E. Capital, which is payable in monthly installments through June 2005 and bears interest at 10.4%. Additionally, in connection with the Company's lease agreement for its 60,000 square foot facility in South San Francisco, California (see Note 9), the Company received approximately $897,000 in July 2002 under a Tenant Improvement Loan from the lessor, which is payable in monthly installments through 2012 and bears interest at 14.5%. Both notes are secured by the underlying leasehold improvements.

              The aggregate maturities of notes payable for each of the five years and thereafter are as follows: $420,000 in 2004; $262,000 in 2005; $75,000 in 2006, $87,000 in 2007, $100,000 in 2008 and $444,000 thereafter.

9. Operating Leases and Subleases

              The Company leases a 110,000 square foot facility and an adjacent 60,000 square foot facility in South San Francisco, California. Both of the leases expire in 2012 and have two renewal options of five years each. As security for performance of its future obligations under these leases, the Company has letters of credit for an aggregate $3.8 million, collateralized by an equal amount of restricted cash. If the Company's unrestricted cash and marketable securities balance is less than $50.0 million during the terms of the leases, then the letters of credit must be increased by an aggregate of $1.0 million. The current annual rental expense under the combined leases for the Company's headquarters is approximately $5.4 million, subject to annual increases.

              As of June 30, 2004, approximately 35,000 square feet of the 60,000 square foot facility is subleased to two corporate tenants not affiliated with the Company. In addition, the Company has subleased its previously occupied facilities in South San Francisco, California and in Cranbury, New Jersey for periods approximating the Company's remaining lease terms.

              At December 31, 2003, the Company's future minimum commitments under noncancelable operating leases, net of sublease income, are as follows (in thousands):

	Minimum Lease Commitments	Sublease Income	Net Lease Commitments
Year ending December 31:
2004	$6,805	$(3,157)	$3,648
2005	6,643	(1,859)	4,784
2006	6,692	(1,184)	5,508
2007	6,340	(305)	6,035
2008	6,133	—	6,133
Thereafter	20,991	—	20,991

	$53,604	$(6,505)	$47,099

              Expenses and income associated with operating leases were as follows (in millions):

	Years Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Rent expense	$4.5	$6.2	$6.7	$3.4	$3.4
Sublease income, net	(0.9)	(1.0)	(0.7)	(0.4)	(0.3)

10. Commitments

Guarantees and Indemnifications

              In November 2002, the FASB issued interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 requires that upon issuances of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under the guarantee.

              The Company indemnifies its officers and directors for certain events or occurrences, subject to certain limits. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recognized any liabilities relating to these agreements as of June 30, 2004.

Purchase Obligations

              At June 30, 2004, the Company had outstanding purchase obligations, primarily for services from contract research organizations, totaling $4.6 million.

11. Convertible Preferred Stock

              The Company has classified the convertible preferred stock prior to May 11, 2004 outside of stockholders' equity (deficit). An acquisition of the Company whereby 50% or more of the outstanding voting power of the Company would have triggered a liquidation event that entitled the preferred stockholders to their liquidation preference. This provision applied to all series of the Company's convertible preferred stock. Since a majority of the outstanding stock of the Company is controlled by outside investors, a hostile takeover or other sale could have occurred outside the control of the Company and thereby triggered a change in control, which would have been a liquidation event.

              In connection with the closing of the GSK alliance agreement on May 11, 2004, all shares of the Company's convertible preferred stock converted to common stock on a one-for-one basis, except for Series D convertible preferred stock, which converted on a basis of 1 2/3 shares of common stock for each share of Series D convertible preferred stock.

12. Stockholders' Equity (Deficit)

Common Stock

              In connection with the strategic alliance agreement with GSK, the Company restated its Certificate of Incorporation to authorize additional common stock, Class A common stock and undesignated preferred stock. The common stockholders and Class A common stockholders are entitled to one vote per share and are entitled to share equally in any dividends as declared by the Company's board of directors. Upon the liquidation, the Company's assets shall be distributed among the holders of the common stock and Class A common stock on a pro rata basis, subject to the prior rights of holders of any classes of stock. The Class A common stock has certain rights to nominate members of the Company's board of directors, and is not subject to the call and put described in Note 4.

Stock Option Plans

              In June 1997, the Board of Directors adopted the 1997 Stock Option Plan (the 1997 Plan). In June 1998, the Board of Directors adopted the Long-Term Option Plan (the Long-Term Plan). These plans provide for the granting of incentive and nonstatutory stock options to employees, officers, directors and consultants of the Company. Incentive stock options may be granted with exercise prices not less than the estimated fair value, and nonstatutory stock options may be granted with an exercise price not less than 85% of the estimated fair value, of the common stock on the date of grant. Stock options granted to a stockholder owning more than 10% of voting stock of the Company must have an exercise price of not less than 110% of the estimated fair value of the common stock on the date of grant. The Board of Directors determines the estimated fair value of common stock. Stock options are generally granted with terms of up to ten years and vest over a period of four to six years.

              The Company has allowed certain stock option holders to exercise their options by executing stock purchase agreements and full-recourse notes payable to the Company. The stock purchase agreements provide the Company with the right to repurchase unvested shares. Certain full-recourse notes payable include forgiveness provisions whereby the Company forgives the unpaid principal of the note on its maturity date if the optionee remains in continuous service until the maturity date on the notes. At June 30, 2004, 170,457 shares were subject to repurchase under these outstanding note agreements.

              Through June 30, 2004, in connection with the grant of certain stock options to employees, the Company recorded aggregate deferred stock-based compensation of $57.2 million and amortized $37.2 million as non-cash stock-based compensation expense, of which $16.6 million of deferred stock-based compensation and $3.8 million in stock-based compensation expense was recorded in the six months ended June 30, 2004. Deferred stock-based compensation represents the difference between the exercise price and the estimated fair value of the Company's common stock on the date these stock options were granted. The Company recognizes compensation expense for fixed awards in accordance with the accelerated expense attribution method under FIN No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans".

              The Company has granted options to purchase shares of common stock to nonemployees with exercise prices ranging from $0.78 to $8.53 per share. As of December 31, 2003, options to acquire 163,959 shares are periodically subject to remeasurement of fair value using a Black-Scholes model over their remaining vesting terms. The following assumptions were used for 2003 and 2002 and for the six months ended June 30, 2004: a volatility of 0.7, a risk-free interest rate of 2.0%, 3.3% and a range of 1.19%-2.27%, respectively, no dividend yield, and a life of the option equal to the full term, generally ten years from the date of grant. In connection with these transactions, the Company recognized expense of $486,000, $511,000, $262,000, and $304,000 for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2004, respectively.

Director Compensation Program

              On April 28, 2004, the Compensation Committee of the Board of Directors approved a director compensation program for the Company's outside directors. Pursuant to this program, each outside director will receive an annual retainer plus a fee for attending each board and committee meeting. In addition, each outside director was granted an option to purchase 25,806 shares of common stock with an exercise price equal to the then fair market value of the Company's common stock.

              The following table summarizes option activity under the 1997 Plan and the Long-Term Plan, and related information:

	Number of Shares Available for Grant	Number of Shares Subject to Outstanding Options	Weighted- Average Exercise Price Per Share
	(In thousands, except per share amounts)
Balance at January 1, 2001	2,783	1,326	$5.29
Options granted	(2,021)	2,021	$8.53
Options exercised	—	(20)	$2.11
Options forfeited	193	(193)	$5.64
Shares repurchased	233	—	$1.04

Balance at December 31, 2001	1,188	3,134	$7.36
Additional shares authorized	2,645	—	—
Options granted	(2,005)	2,005	$8.08
Options exercised	—	(99)	$1.64
Options forfeited	265	(265)	$6.53
Shares repurchased	72	—	$1.32

Balance at December 31, 2002	2,165	4,775	$7.83
Options granted	(1,965)	1,965	$3.10
Options exercised	—	(55)	$2.87
Options forfeited	290	(290)	$7.84
Shares repurchased	25	—	$2.82

Balance at December 31, 2003	515	6,395	$6.46
Additional shares authorized (unaudited)	2,869	—	—
Options granted (unaudited)	(2,887)	2,887	$8.22
Options exercised (unaudited)	—	(163)	$4.72
Options forfeited (unaudited)	238	(238)	$5.36

Balance at June 30, 2004 (unaudited)	735	8,881	$7.08

              The weighted-average fair value of options granted with exercise prices less than the estimated fair value of common stock on the date of grant during the year ended December 31, 2003 and the six month period ended June 30, 2004 was $4.93 and $9.80, respectively. No options were granted with exercise prices less than the estimated fair value of common stock on the date of grant during the years ended December 31, 2001 and 2002.

              The weighted-average fair value of options granted with exercise prices equal to the estimated fair value of common stock on the date of grant during the year ended December 31, 2001, 2002 and 2003 was $4.87, $4.42 and $1.66, respectively.

              At December 31, 2003 and June 30, 2004, all outstanding options to purchase common stock of the Company were exercisable. These options are summarized in the following table:

				June 30, 2004
	December 31, 2003
					(unaudited) Number of Shares Subject to Options Vested
Exercise Price Per Share	Number of Shares Subject to Outstanding Options	Number of Shares Subject to Options Vested	Weighted- Average Remaining Contractual Life	Number of Shares Subject to Outstanding Options		Weighted- Average Remaining Contractual Life
	(in thousands)			(in thousands)
$0.20	19	—	3.7	19	—	3.2
$0.78	8	—	6.2	—	—	—
$1.32	282	31	6.1	267	14	5.5
$3.10	2,065	1,712	9.1	2,534	2,150	8.9
$8.14	104	5	6.2	48	—	5.7
$8.53	3,917	1,726	7.7	3,784	1,204	7.2
$9.69	—	—	—	2,203	1,969	8.9
$12.40	—	—	—	26	26	9.9

	6,395	3,474	8.1	8,881	5,363	8.1

Stock Subject to Repurchase

              At December 31, 2003, and June 30, 2004, there were 394,338 shares and 367,830 shares of the Company's common stock, respectively, subject to the Company's right to repurchase at the original purchase price. These shares were issued upon the exercise of unvested stock options and the execution of certain stock purchase agreements. The Company's repurchase rights lapse generally over a four-year period.

Reserved Shares

              The Company has reserved shares of common stock for future issuance as follows (shares in thousands):

	December 31, 2003	June 30, 2004
		(unaudited)
Subject to outstanding warrants	66	65
Stock option plans:
Subject to outstanding options	6,395	8,881
Available for future grants	517	735
Conversion of preferred stock	31,454	—

Total	38,432	9,681

Stock Options Exercised Early

              The Company generally allows employees to exercise options prior to vesting. In accordance with EITF 00-23, "Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, stock options granted or modified after March 21, 2002," that are subsequently exercised for cash prior to vesting are treated differently from prior grants and related exercises. The consideration received for an exercise of an option granted after the effective date of this guidance is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. The liability is only reclassified into equity on a ratable basis as the option vests. The Company has applied the guidance and recorded a liability in the consolidated balance sheets relating to 111,888 and 188,023 options granted that were exercised and unvested at December 31, 2003 and June 30, 2004, respectively. Furthermore, these shares are not presented as outstanding on the accompanying consolidated statements of convertible preferred stock and stockholders' equity (deficit) and consolidated balance sheets. Instead, these shares are disclosed as outstanding options.

Warrants

              At June 30, 2004, there were outstanding warrants to purchase totaling 64,908 shares of the Company's common stock at $9.13 per share.

13. Income Taxes

              Due to operating losses and the inability to recognize an income tax benefit, there is no provision for income taxes.

              Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

	December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$70,200	$85,400
Deferred revenues	3,940	14,500
Capitalized research and development expenditures	11,050	13,500
Research and development tax credit carryforwards	5,390	6,720
Depreciation	4,830	3,730
Reserves and accruals	1,910	1,610
Deferred compensation	2,360	1,510
Valuation allowance	(99,680)	(126,970)

Net deferred tax assets	$—	$—

              Realization of deferred tax assets is dependent on future taxable income, if any, the timing and the amount of which are uncertain. Accordingly, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $24.8 million, $29.4 million and $27.3 million for the years ended December 31, 2001, 2002 and 2003, respectively.

              As of December 31, 2003, the Company had federal net operating loss carryforwards of approximately $249.0 million and federal research and development tax credit carryforwards of approximately $4.0 million, which will expire from 2011 through 2023. The Company also had state net operating loss carryforwards of approximately $14.0 million expiring in the years 2006 through 2013 and state research tax credits of approximately $2.8 million, which carry forward indefinitely.

              Utilization of net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in expiration of net operating loss and tax credit carryforwards before some or all of such amounts have been utilized.

14. Subsequent Events

              On May 27, 2004, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of the Company's common stock in connection with a proposed initial public offering.

              On May 27, 2004, the Board of Directors approved the forgiveness, on a basis grossed-up for income taxes, home loans for two executives (the Company's Chief Executive Officer and Executive Vice President, Research). The total principal of the loans to be forgiven is $4.7 million.

              On May 27, 2004, the Company's Board of Directors adopted the 2004 Equity Incentive Plan and 2004 Employee Stock Purchase Plan. Both of these equity plans are to be effective as of the date of the Company's initial public offering.

              Through and including                        , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

5,200,000 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.
Lehman Brothers
Credit Suisse First Boston
Thomas Weisel Partners LLC

                         , 2004

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

              Estimated expenses payable in connection with the sale of the common stock in this offering are as follows:

SEC registration fee	$12,163
NASD filing fee	10,100
Nasdaq National Market listing fee	150,000
Printing and engraving expenses	265,000
Legal fees and expenses	1,200,000
Accounting fees and expenses	550,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	202,737

Total	$2,400,000

The registrant will bear all of the expenses shown above.

Item 14.    Indemnification of Directors and Officers.

              The Delaware General Corporation Law and the registrant's certificate of incorporation and bylaws provide for indemnification of the registrant's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the registrant, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the registrant's certificate of incorporation filed as Exhibit 3.2 hereto and the registrant's bylaws filed as Exhibit 3.5 hereto.

              The registrant has entered into indemnification agreements with its officers and directors, a form of which is attached as Exhibit 10.11 hereto and incorporated herein by reference. The Indemnification Agreements provide the registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The purchase agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of purchase agreement filed as Exhibit 1.1 hereto.

              The registrant currently maintains a directors' and officers' liability insurance policy.

Item 15.    Recent Sales of Unregistered Securities.

              In the three years preceding the filing of this registration statement, the registrant has sold the following securities that were not registered under the Securities Act:

Common Stock

              In June 2001, the registrant issued an aggregate of 13,602 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $20,051.10 pursuant to exercises of options granted under its 1997 Stock Plan.

              In July 2001, the registrant issued an aggregate of 517 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $681.70 pursuant to exercises of options granted under its 1997 Stock Plan.

              In August 2001, the registrant issued an aggregate of 80 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $106.25 pursuant to exercises of options granted under its 1997 Stock Plan.

              In September 2001, the registrant issued an aggregate of 386 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $3,294.50 pursuant to exercises of options granted under its 1997 Stock Plan.

              In October 2001, the registrant issued an aggregate of 423 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $557.60 pursuant to exercises of options granted under its 1997 Stock Plan.

              In November 2001, the registrant issued an aggregate of 360 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $2,218.05 pursuant to exercises of options granted under its 1997 Stock Plan.

              In December 2001, the registrant issued an aggregate of 1,714 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $11,131.50 pursuant to exercises of options granted under its 1997 Stock Plan.

              In February 2002, the registrant issued an aggregate of 80,645 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $106,250 pursuant to exercises of options granted under its 1997 Stock Plan.

              In April 2002, the registrant issued an aggregate of 10,406 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $8,165 pursuant to exercises of options granted under its 1997 Stock Plan.

              In May 2002, the registrant issued an aggregate of 2,127 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $7,034.80 pursuant to exercises of options granted under its 1997 Stock Plan.

              In June 2002, the registrant issued an aggregate of 2,150 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $5,874.15 pursuant to exercises of options granted under its 1997 Stock Plan.

              In July 2002, the registrant issued an aggregate of 1,174 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $10,010 pursuant to exercises of options granted under its 1997 Stock Plan.

              In August 2002, the registrant issued an aggregate of 27 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $231.00 pursuant to exercises of options granted under its 1997 Stock Plan.

              In November 2002, the registrant issued an aggregate of 3,003 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $25,608.00 pursuant to exercises of options granted under its 1997 Stock Plan.

              In March 2003, the registrant issued an aggregate of 141,129 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $437,500.00 pursuant to exercises of options granted under its 1997 Stock Plan.

              In April 2003, the registrant issued an aggregate of 4,585 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $12,399.90 pursuant to exercises of options granted under its 1997 Stock Plan.

              In May 2003, the registrant issued an aggregate of 1,517 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $1,999.20 pursuant to exercises of options granted under its 1997 Stock Plan.

              In July 2003, the registrant issued an aggregate of 1,461 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $12,167.00 pursuant to exercises of options granted under its 1997 Stock Plan.

              In August 2003, the registrant issued an aggregate of 2,692 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $5,143 pursuant to exercises of options granted under its 1997 Stock Plan.

              In September 2003, the registrant issued an aggregate of 1,935 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $6,000.00 pursuant to exercises of options granted under its 1997 Stock Plan.

              In October 2003, the registrant issued an aggregate of 490 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $4,180.00 pursuant to exercises of options granted under its 1997 Stock Plan.

              In December 2003, the registrant issued an aggregate of 13,445 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $26,913.00 pursuant to exercises of options granted under its 1997 Stock Plan and its Long-Term Stock Option Plan.

              In January 2004, the registrant issued an aggregate of 1,714 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $13,378.00 pursuant to exercises of options granted under its 1997 Stock Plan.

              In February 2004, the registrant issued an aggregate of 16,741 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $21,886.00 pursuant to exercises of options granted under its 1997 Stock Plan and its Long-Term Stock Option Plan.

              In March 2004, the registrant issued an aggregate of 3,813 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $25,972.50 pursuant to exercises of options granted under its 1997 Stock Plan.

              In April 2004, the registrant issued an aggregate of 88,569 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $478,413.00 pursuant to exercises of options granted under its 1997 Stock Plan.

              In May 2004, the registrant issued an aggregate of 81,769 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $280,535.50 pursuant to exercises of options granted under its 1997 Stock Plan.

              In June 2004, the registrant issued an aggregate of 47,989 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $193,158.05 pursuant to exercises of options granted under its 1997 Stock Plan.

              In July 2004, the registrant issued an aggregate of 23,914 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $296,544 pursuant to exercises of options granted under its 1997 Stock Plan.

              In August 2004, the registrant issued an aggregate of 7,865 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $97,536 pursuant to exercises of stock options granted under its 1997 Stock Plan.

              In September 2004, the registrant issued an aggregate of 360 shares of its common stock to employees, consultants, directors and other service providers for an aggregate purchase price of $3,596 pursuant to exercises of options granted under its 1997 Stock Plan.

              No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon the exemption provided by Section 4(2) of the Securities Act for transactions not involving a public offering.

Class A Common Stock

              In May 2004, the company sold an aggregate of 6,387,096 shares of its Class A common stock to one accredited investor at an aggregate purchase price of $108,900,000.

              In May 2004, one accredited investor exchanged 2,580,645 shares of our common stock for shares of our Class A common stock.

Series E Preferred Stock

              In December 2002, the company sold an aggregate of 2,580,645 shares of its Series E convertible preferred stock to one accredited investor at an aggregate purchase price of $40,000,000.00.

Options

              In June 2001, the registrant granted options to purchase an aggregate of 246,451 shares of common stock at an exercise price of $8.52 per share.

              In December 2001, the registrant granted options to purchase an aggregate of 978,354 shares of common stock at an exercise price of $8.52 per share.

              In February 2002, the registrant granted options to purchase an aggregate of 1,087,522 shares of common stock at an exercise price of $8.52 per share.

              In April 2002, the registrant granted options to purchase an aggregate of 280,709 shares of common stock at an exercise price of $8.52 per share.

              In June 2002, the registrant granted options to purchase an aggregate of 470,000 shares of common stock at an exercise price of $8.52 per share.

              In December 2002, the registrant granted options to purchase an aggregate of 167,935 shares of common stock at an exercise price of $3.10 per share.

              In January 2003, the registrant granted options to purchase an aggregate of 1,556,541 shares of common stock at an exercise price of $3.10 per share.

              In April 2003, the registrant granted options to purchase an aggregate of 221,612 shares of common stock at an exercise price of $3.10 per share.

              In June 2003, the registrant granted options to purchase an aggregate of 97,419 shares of common stock at an exercise price of $3.10 per share.

              In September 2003, the registrant granted options to purchase an aggregate of 54,838 shares of common stock at an exercise price of $3.10 per share.

              In December 2003, the registrant granted options to purchase an aggregate of 35,483 shares of common stock at an exercise price of $3.10 per share.

              In February 2004, the registrant granted options to purchase an aggregate of 657,810 shares of common stock at an exercise price of $3.10 per share.

              In March 2004, the registrant granted options to purchase an aggregate of 1,932,258 shares of common stock at an exercise price of $9.68 per share.

              In April 2004, the registrant granted options to purchase an aggregate of 271,612 shares of common stock at an exercise price of $9.68 per share.

              In May 2004, the registrant granted options to purchase an aggregate of 12,903 shares of common stock at an exercise price of $12.40 per share.

              In June 2004, the registrant granted options to purchase an aggregate of 12,580 shares of common stock at an exercise price of $12.40 per share.

              In September 2004, the registrant granted options to purchase an aggregate of 232,580 shares of common stock at an exercise price of $12.40 per share.

              The foregoing options were granted to employees, directors and consultants in accordance with the terms of the registrant's equity compensation plans. Such issuances were made in reliance upon the exemption provided by Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act.

Warrants

              In November 2002, the registrant issued a warrant to a financial institution for an aggregate of 31,361 shares of Series D-1 preferred stock with an exercise price per share of $13.95.

              No underwriters were involved in the foregoing sales of securities. Such sales were made in reliance upon the exemption provided by Section 4(2) of the Securities Act for transactions not involving a public offering.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits:

Exhibit No.	Exhibit Index
1.1**	Form of Purchase Agreement
3.1**	Restated Certificate of Incorporation of the registrant (currently in effect)
3.2**	Form of Amended and Restated Certificate of Incorporation of the registrant effecting a reverse stock split to take effect prior to the closing of the offering
3.3**	Form of Amended and Restated Certificate of Incorporation of the registrant to take effect upon the closing of the offering
3.4**	Bylaws of the registrant (currently in effect)
3.5**	Form of Amended and Restated Bylaws to take effect as of the closing of the offering
4.1**	Specimen certificate representing the common stock of the registrant
4.2**	Form of Rights Agreement
5.1**	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
10.1**	1997 Stock Plan
10.2**	Long-Term Stock Option Plan

10.3**	2004 Equity Incentive Plan
10.4**	Employee Stock Purchase Plan
10.5**	Change in Control Severance Plan
10.6**	Warrant issued to Comdisco, dated as of April 27, 1998
10.7**	Warrant issued to Silicon Valley Bank, dated as of November 26, 2002
10.8**	Amended and Restated Lease Agreement, 951 Gateway Boulevard, between the registrant and HMS Gateway Office L.P., dated January 1, 2001
10.9**	Lease Agreement, 901 Gateway Boulevard, between the registrant and HMS Gateway Office L.P., dated January 1, 2001
10.10**#	Collaboration Agreement between the registrant and Glaxo Group Limited, dated as of November 14, 2002
10.11**	Form of Indemnification Agreement for directors and officers of the registrant
10.12**	Class A Common Stock Purchase Agreement between the registrant and SmithKline Beecham Corporation, dated as of March 30, 2004
10.13**	Amended and Restated Investors' Rights Agreement by and among the registrant and the parties listed therein, dated as of May 11, 2004
10.14**	Amended and Restated Governance Agreement by and among the registrant, SmithKline Beecham Corporation and GlaxoSmithKline dated as of June 4, 2004
10.15**#	Strategic Alliance Agreement between the registrant and Glaxo Group Limited, dated as of March 30, 2004
10.16**#	License Agreement between the registrant and Janssen Pharmaceutica, dated as of May 14, 2002
10.17**	Offer Letter with Rick E Winningham dated August 23, 2001
10.18**	Full Recourse Note Secured by Deed of Trust and Stock Pledge issued by Rick E Winningham to the registrant, dated as of July 1, 2002
10.19**	Stock Pledge Agreement between the registrant and Rick E Winningham, dated as of July 1, 2002
10.20**	Letter Agreement between the registrant and Rick E Winningham, dated as of June 4, 2004
10.21**	Offer Letter with Patrick P.A. Humphrey dated April 6, 2001
10.22**	Full Recourse Note Secured by Deed of Trust and Stock Pledge issued by Patrick P.A. Humphrey to the registrant, dated as of February 27, 2002
10.23**	Stock Pledge Agreement between the registrant and Patrick P.A. Humphrey, dated as of February 27, 2002
10.24**	Letter Agreement between the registrant and Patrick P.A. Humphrey dated June 4, 2004
10.25**	Offer Letter with David L. Brinkley dated June 30, 2000
10.26**	Warrant issued to Comdisco, dated as of May 7, 1997
10.27**	Letter Agreement between the registrant and Marty Glick, dated as of September 10, 2004

21.1**	List of Subsidiaries
23.1**	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
24.1**	Power of Attorney

**
Previously filed

#
Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

(b)
Consolidated Financial Statements Schedules:

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, the required information is disclosed in the notes to the consolidated financial statements or the schedules are inapplicable, and therefore have been omitted.

Item 17.    Undertakings.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

              The registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the purchase agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in South San Francisco, California on September 24, 2004.

THERAVANCE, INC.
By:	/s/ RICK E WINNINGHAM Rick E Winningham Chief Executive Officer

              Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ RICK E WINNINGHAM Rick E Winningham	Chief Executive Officer and Director (principal executive officer)	September 24, 2004
/s/ MARTY GLICK Marty Glick	Chief Financial Officer (principal financial and accounting officer)	September 24, 2004
* P. Roy Vagelos	Director	September 24, 2004
* Julian C. Baker	Director	September 24, 2004
* Jeffrey M. Drazan	Director	September 24, 2004
* Robert V. Gunderson, Jr.	Director	September 24, 2004
* Arnold J. Levine	Director	September 24, 2004
* Ronn C. Loewenthal	Director	September 24, 2004
* Michael Mullen	Director	September 24, 2004
* William H. Waltrip	Director	September 24, 2004
* George M. Whitesides	Director	September 24, 2004
* William D. Young	Director	September 24, 2004
*By:	/s/ BRADFORD J. SHAFER Bradford J. Shafer Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Exhibit Index
1.1**	Form of Purchase Agreement
3.1**	Restated Certificate of Incorporation of the registrant (currently in effect)
3.2**	Form of Amended and Restated Certificate of Incorporation of the registrant effecting a reverse stock split to take effect prior to the closing of the offering
3.3**	Form of Amended and Restated Certificate of Incorporation of the registrant to take effect upon the closing of the offering
3.4**	Bylaws of the registrant (currently in effect)
3.5**	Form of Amended and Restated Bylaws to take effect as of the closing of the offering
4.1**	Specimen certificate representing the common stock of the registrant
4.2**	Form of Rights Agreement
5.1**	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
10.1**	1997 Stock Plan
10.2**	Long-Term Stock Option Plan
10.3**	2004 Equity Incentive Plan
10.4**	Employee Stock Purchase Plan
10.5**	Change in Control Severance Plan
10.6**	Warrant issued to Comdisco, dated as of April 27, 1998
10.7**	Warrant issued to Silicon Valley Bank, dated as of November 26, 2002
10.8**	Amended and Restated Lease Agreement, 951 Gateway Boulevard, between the registrant and HMS Gateway Office L.P., dated January 1, 2001
10.9**	Lease Agreement, 901 Gateway Boulevard, between the registrant and HMS Gateway Office L.P., dated January 1, 2001
10.10**#	Collaboration Agreement between the registrant and Glaxo Group Limited, dated as of November 14, 2002
10.11**	Form of Indemnification Agreement for directors and officers of the registrant
10.12**	Class A Common Stock Purchase Agreement between the registrant and SmithKline Beecham Corporation, dated as of March 30, 2004
10.13**	Amended and Restated Investors' Rights Agreement by and among the registrant and the parties listed therein, dated as of May 11, 2004
10.14**	Amended and Restated Governance Agreement by and among the registrant, SmithKline Beecham Corporation and GlaxoSmithKline dated as of June 4, 2004
10.15**#	Strategic Alliance Agreement between the registrant and Glaxo Group Limited, dated as of March 30, 2004
10.16**#	License Agreement between the registrant and Janssen Pharmaceutica, dated as of May 14, 2002
10.17**	Offer Letter with Rick E Winningham dated August 23, 2001
10.18**	Full Recourse Note Secured by Deed of Trust and Stock Pledge issued by Rick E Winningham to the registrant, dated as of July 1, 2002

10.19**	Stock Pledge Agreement between the registrant and Rick E Winningham, dated as of July 1, 2002
10.20**	Letter Agreement between the registrant and Rick E Winningham, dated as of June 4, 2004
10.21**	Offer Letter with Patrick P.A. Humphrey dated April 6, 2001
10.22**	Full Recourse Note Secured by Deed of Trust and Stock Pledge issued by Patrick P.A. Humphrey to the registrant, dated as of February 27, 2002
10.23**	Stock Pledge Agreement between the registrant and Patrick P.A. Humphrey, dated as of February 27, 2002
10.24**	Letter Agreement between the registrant and Patrick P.A. Humphrey dated June 4, 2004
10.25**	Offer Letter with David L. Brinkley dated June 30, 2000
10.26**	Warrant issued to Comdisco, dated as of May 7, 1997
10.27**	Letter Agreement between the registrant and Marty Glick, dated as of September 10, 2004
21.1**	List of Subsidiaries
23.1**	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
24.1**	Power of Attorney

**
Previously filed

#
Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Theravance, Inc.
  Our Company
  Our Relationship with GlaxoSmithKline
  Our Programs
  Our Strategy
  Private Share Sale to GSK
  Company Information
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
Risks Related to our Business
  If our product candidates are determined to be unsafe or ineffective in humans, we will not receive product revenue.
  If the product candidates that we develop on our own or through collaborative partners are not approved by regulatory agencies, including the Food and Drug Administration, we will be unable to commercialize them.
  Any failure or delay in commencing or completing clinical trials for our product candidates could severely harm our business.
  Even if our product candidates receive regulatory approval, commercialization of such products may be adversely affected by regulatory actions.
  We have incurred operating losses in each year since our inception and expect to continue to incur substantial and increasing losses for the foreseeable future.
  If we fail to obtain the capital necessary to fund our operations, we may be unable to develop our products and we could be forced to share our rights to commercialize our product candidates with third parties on terms that may not be favorable to us.
  If GSK does not satisfy its obligations under our agreements with them, we will be unable to develop our partnered product candidates as planned.
  Our relationship with GSK may have a negative effect on our ability to enter into relationships with third parties.
  If we are unable to enter into future collaboration arrangements or if any such collaborations with third parties are unsuccessful, our profitability may be delayed or reduced.
  We rely on a limited number of manufacturers for our product candidates and our business will be seriously harmed if these manufacturers are not able to satisfy our demand and alternative sources are not available.
  If we lose our relationships with contract research organizations, our drug development efforts could be delayed.
  We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.
  We have no experience selling or distributing products and no internal capability to do so.
  If we lose key scientists or management personnel, or if we fail to recruit additional highly skilled personnel, it will impair our ability to discover, develop and commercialize product candidates.
  Our principal facility is located near known earthquake fault zones, and the occurrence of an earthquake, extremist attack or other catastrophic disaster could cause damage to our facilities and equipment, which could require us to cease or curtail operations.
Risks Related to GSK's Ownership of Our Stock
  GSK's right to become a controlling stockholder of the company and its right to membership on our board of directors may create conflicts of interest, and may inhibit our management's ability to continue to operate our business in the manner in which it is currently being operated.
  GSK's rights under the strategic alliance and governance agreements may deter or prevent efforts by other companies to acquire us, which could prevent our stockholders from realizing a control premium.
  Our governance agreement with GSK limits our ability to raise debt and equity financing, undertake strategic acquisitions or dispositions and take certain other actions, which could significantly constrain and impair our business and operations.
  The market price of our common stock is not guaranteed, and could be adversely affected by the put and call arrangements with GSK.
  As a result of the call and put arrangements with GSK, there are uncertainties with respect to various tax consequences associated with owning and disposing of shares of our common stock. Therefore, there is a risk that owning and/or disposing of our common stock may result in certain adverse tax consequences to our stockholders.
Risks Related to Legal and Regulatory Uncertainty
  If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.
  Litigation or third-party claims of intellectual property infringement could require us to divert resources and may prevent or delay our drug discovery and development efforts.
  Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our medicines.
  The recent Medicare prescription drug coverage legislation and future legislative or regulatory reform of the healthcare system may adversely affect our ability to sell our products profitably.
  If we use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.
Risks Related to this Offering
  Concentration of ownership will limit your ability to influence corporate matters.
  Our stock price may be extremely volatile, an active trading market for our common stock may not develop and you may not be able to resell your shares at or above the initial public offering price.
  A substantial number of shares of our common stock could be sold into the public market shortly after this offering, which could depress our stock price.
  You will incur immediate and substantial dilution in the pro forma as adjusted net tangible book value of the stock you purchase.
  Anti-takeover provisions in our charter and bylaws, in our rights agreement and in Delaware law could prevent or delay a change in control of our company.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  Overview
  Operating Expenses
  Critical Accounting Policies
  Recent Accounting Pronouncements
  Agreements with GlaxoSmithKline
  Results of Operations
  Income Taxes
  Liquidity and Capital Resources
  Cash Flows
  Contractual Obligations and Commitments
  Disclosure About Market Risk
BUSINESS
  Overview
  Our Programs
  Development Programs
  Asthma and COPD Research Programs
  Multivalency
  Our Strategy
  Manufacturing
  Government Regulation
  Patents and Proprietary Rights
  Competition
  Employees
  Facilities
  Legal Proceedings
MANAGEMENT
  Executive Officers and Directors
  Officers
  Election of Officers
  Committees of the Board of Directors
  Director Compensation
  Compensation Committee Interlocks and Insider Participation
  Executive Compensation
Summary Compensation Table
  Option Grants in Last Fiscal Year
  Option exercises and fiscal year-end values
  Employment Agreements
  Severance and Change of Control Arrangements
  Equity Benefit Plans
  Limitation of Liability and Indemnification of Officers and Directors
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
  GSK Transactions
  Amended and Restated Investors' Rights Agreement
  Employment Agreements
  Indemnification Agreements
  Stock Option Grants
  Loans to Executive Officers
DESCRIPTION OF CAPITAL STOCK
  General
  Common Stock
  Preferred Stock
  Corporate Opportunities
  Governance Agreement
  Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Bylaw Provisions and our Governance Agreement with GSK
  Rights Agreement
  Warrants
  Registration Rights
  Transfer Agent and Registrar
SHARES ELIGIBLE FOR FUTURE SALE
  Sales of Restricted Shares
  Options
  Warrants
  Lock-up Agreements
  Registration Rights
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
  Overview
  General Consequences of Owning Common Stock
  General Consequences of Disposing of Common Stock
  Information Reporting and Backup Withholding
UNDERWRITING
  Overallotment Option
  No Sales of Similar Securities
  Commissions and Discounts
  Price Stabilization and Short Positions
  Reserved Shares
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
Theravance, Inc. Consolidated Statements of Cash Flows (In thousands)
  Principles of Consolidation
  Unaudited Interim Financial Information
  Use of Estimates
  Cash and Cash Equivalents
  Marketable Securities
  Revenue Recognition
  Concentration of Credit Risks and Other Uncertainties
  Property and Equipment
  Capitalized Software
  Deferred Sublease Costs
  Long-Lived Assets
  Related Parties
  Notes Receivable
  Bonus Program
  Deferred Rent
  Research and Development Costs
  Preclinical Study and Clinical Trial Expenses
  Stock-based Compensation
  Comprehensive Loss
  Income Taxes
  Reverse Stock Split
  Recent Accounting Pronouncements
  Reclassification of Prior Year Amounts
  Capital Lease Arrangements
  Notes Payable
  Guarantees and Indemnifications
  Purchase Obligations
  Common Stock
  Stock Option Plans
  Director Compensation Program
  Stock Subject to Repurchase
  Reserved Shares
  Stock Options Exercised Early
  Warrants
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Common Stock
  Class A Common Stock
  Series E Preferred Stock
  Options
  Warrants
SIGNATURES
EXHIBIT INDEX